ALPHA BANK

BEST AVAILABLE COPY

RECEIVED

2008 DEC -2 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08006063

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Correspondence Register 4/11

Athens, November 27, 2008

BEST AVAILABLE COPY

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
DEC 03 2008 MF
THOMSON REUTERS

V.E. PSALTIS

M.S. CHATZI

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 4009
Fax : +30 210 326 4116
E-mail : InvestorRelations@alpha.gr

ENCLOSURES (37):

- Press Release

- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2008 to September 30, 2008 in Greek,

- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2008 to September 30, 2008 in English,

- six (6) copies of Interim Financial Statements as at 30.09.2008 of Alpha Bank, in accordance with the International Accounting Standard 34 in Greek,

- six (6) copies of Interim Financial Statements as at 30.09.2008 of Alpha Bank, in accordance with the International Accounting Standard 34 in English,

- six (6) copies of Consolidated Interim Financial Statements as at 30.09.2008, in accordance with the International Accounting Standard 34 in Greek,

- six (6) copies of Consolidated Interim Financial Statements as at 30.09.2008, in accordance with the International Accounting Standard 34 in English.

ALPHA BANK



# Press Release

**Nine Month 2008 Results**

**Net Profit at Euro 568 million, impacted by pre-emptive loan loss reserve buildup**

**Alpha Bank applies to the Greek Economy Stimulus Plan to sustain economic stability and growth in Greece**

**Solid financial performance**

- Earnings per share at Euro 1.40 with return on equity at 23% for the nine month and 18.5% for the third quarter.
- Pre-provision income up 9.7%.
- Net interest income grew by 16.6% to Euro 1.4 billion.
- Customer assets reached Euro 50 billion, with deposits increasing strongly by Euro 4.6 billion in the third quarter.
- Net loans growth rate decelerated to 25.9% reaching Euro 49.6 billion, with new loan balances of Euro 2.8 billion in the third quarter.
- Cost to income ratio at 46.4%.

**Sound balance sheet metrics**

- Robust capital adequacy with Tier I ratio at 8.7% and Total BIS ratio at 10.8%.
- Loan to deposit ratio improves strongly to 118%.
- Ample liquidity with Euro 3.1 billion un-utilised pool at the European Central Bank.
- Credit quality stable with NPLs at 3.5% while total coverage increases to 136%, of which 56% refers to on-balance sheet provisions.

**Branch network: 956 Units in Greece and Southeastern Europe**

**"Alpha Bank is in a sound position and has the right business model to endure the tough economic outlook of the markets in which it operates. In light of the unprecedented turmoil in the credit markets we shall continue to support the economic activity in the region and the growth prospects of our customers and to that extent we intend to apply for all available measures in the Greek Government Economic Stimulus Plan."**

***Yannis S. Costopoulos, Chairman***

**"We are taking concrete steps to prepare ourselves for the deteriorating economic environment. Our premium Network attracted significant new deposits and we are acting to increase our ECB eligible securities pool to more than Euro 10 billion by the end of 2009 from Euro 600 million utilised by September 2008. Our Tier I ratio continues to be at a comfortable 8.7% but in line with the new capital standards imposed by international competition we will apply to place preference shares with the Hellenic Republic. Finally, we are building loan loss reserves pre-emptively in anticipation of weakening credit conditions."**

***Demetrios P. Mantzounis, Managing Director***

## KEY DEVELOPMENTS

- **Unprecedented deepening of the crisis**
  Since September numerous critical situations have unfolded in the financial services industry and extraordinary conditions have shaped the markets. Although these events have occurred outside our markets, it is increasingly clear that they will impact the growth outlook in all of the countries where Alpha Bank operates. In response to this deteriorating outlook Alpha Bank's conservative loan origination policy, diversified loan portfolio (by geography and segment) and strong relationships in corporate banking position us well to weather this challenging operating environment.

- **Strengthening the balance sheet as the appropriate policy response to the crisis**
  The global response in the banking sector has been marked by large scale recapitalisation and preservation of liquidity. In Greece the draft Law on the "Stimulus for the Greek Economy to address the Impact of the Global Financial Crisis" provides relevant measures to facilitate the Greek banks to support the continued development of the Greek economy. Alpha Bank's intention is to apply for all measures to strengthen its liquidity and capital position. By utilising the Greek Economy Stimulus Plan, Alpha Bank will ensure that it will compete on equal terms with its international peers as well as provide liquidity for a key part of the Greek economy. Participation in the Greek Economy Stimulus Plan should allow Alpha Bank to enhance its Tier I ratio to reach a pro-forma 10.3%.

- **Solid liquidity supported by successful deposit gathering and strong expansion of stock of ECB eligible securities pool**
  Alpha Bank's strong brand and the nationwide coverage in Greece and – as of this year – in Southeastern Europe allowed it to upscale its deposit gathering activities. The priority is that new deposits should match new loan disbursements. The business saw a 30% increase in deposits to reach Euro 42.2 billion. In addition, out of the Euro 3.7 billion ECB eligible securities pool, Euro 600 million were utilised by the end of September. In the third quarter, new deposits of Euro 4.6 billion exceeded the respective number for loans (Euro 2.8 billion). Our plan envisages that the Euro 3 billion of term debt maturing in 2009 should be refinanced by the proceeds of distinct securitisations (consumer loans, business loans, covered bonds, corporate bonds) by the end of 2009. We will enhance our liquidity pool by expanding our stock in ECB eligible securities from Euro 3.7 billion currently to Euro 11.6 billion by the end of 2009. It is estimated that participation at the Greek Economy Stimulus Plan should allow Alpha Bank to enhance its liquidity and capital by approximately Euro 5 billion.

- **Proactive approach to risk management**
  Alpha Bank has a well balanced and defensive loan portfolio with limited exposure to emerging economies (87% of the portfolio is originated in Eurozone and the UK), and to segments perceived as more risky (consumer and shipping represent 12% and 3% of loans respectively). Furthermore, extensive reengineering has been conducted to streamline origination, underwriting and the collection processes. However, with the unprecedented scale of the economic deterioration, Alpha Bank has decided to follow a prudent approach and increase pre-emptively the impairment charge to 100 bps, notwithstanding the fact that no meaningful asset quality issues have surfaced so far.

- **Our Network reaches nation-wide coverage in Southeastern Europe**
  Our regional platform expanded in the twelve-month period to September 2008 by 183 Branches to a total of 521 Units, thus securing nation-wide reach in the countries where we operate. Given the deteriorating outlook for Southeastern Europe in 2009, we have put our Branch expansion on hold. The focus going forward will be to benefit from our infrastructure set-up by enhancing the awareness of our brand in the local markets and by expanding our deposit gathering proposition.

- **Greek Government economic stimulus plan**
  The draft Law on the "Stimulus for the Greek Economy to address the Impact of the Global Financial Crisis" provides three key measures to facilitate the Greek banks to continue to provide credit to the economy:

  - Euro 15 billion of debt issuance through the use of State guarantee,
  - Euro 8 billion of government bonds to be used as repo facility,
  - Euro 5 billion preference shares with an annual coupon of 10%. These securities will qualify as Tier I for the Greek banking regulator and do not result in any dilution for existing shareholders.

  Alpha Bank's intention is to apply for all three measures and to strengthen its liquidity and capital position to support the welfare of the Greek economy.

## SUMMARY PROFIT AND LOSS

| (in Euro million) | 9M 2008 | 9M 2007 | % change |
|---|---|---|---|
| **Operating Income** | **1,822.5** | **1,631.4** | **11.7%** |
| *of which:* | | | |
| Greece | 1,447.0 | 1,373.7 | 5.3% |
| Southeastern Europe | 359.8 | 242.1 | 48.6% |
| **Operating Expenses** | **844.8** | **740.0** | **14.2%** |
| *of which:* | | | |
| Greece | 628.1 | 589.9 | 6.5% |
| Southeastern Europe | 207.6 | 140.9 | 47.3% |
| **Impairment losses** | **266.0** | **157.7** | **68.7%** |
| *of which:* | | | |
| Greece | 233.1 | 139.5 | 67.1% |
| Southeastern Europe | 32.9 | 18.2 | 80.5% |
| **Profit before Tax** | **711.7** | **733.7** | **(3.0%)** |
| *of which:* | | | |
| Greece | 585.8 | 644.3 | (9.1%) |
| Southeastern Europe | 119.3 | 82.8 | 44.1% |
| **Net Profit*** | **567.8** | **589.3** | **(3.6%)** |

** Recurring profit adjusted for extraordinary profit from discontinued operations (sale of Alpha Insurance to AXA in Q1 2007)*

## BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

| (in Euro million) | 30.9.2008 | 30.9.2007 | % change |
|---|---|---|---|
| **Assets** | **64,266** | **51,244** | **25.4%** |
| **Equity** | **3,364** | **3,094** | **8.7%** |
| **Loans (gross)** | **50,550** | **40,297** | **25.4%** |
| *of which:* | | | |
| Greece | 37,889 | 32,799 | 15.5% |
| Southeastern Europe | 10,773 | 6,433 | 67.5% |
| **Customer assets** | **49,894** | **44,755** | **11.5%** |
| **Deposits** | **42,158** | **32,342** | **30.4%** |
| *of which:* | | | |
| Greece | 35,295 | 27,231 | 29.6% |
| Southeastern Europe | 6,220 | 4,499 | 38.2% |
| **Private Banking** | **3,720** | **5,573** | **(33.2%)** |
| **Mutual Funds** | **3,012** | **5,786** | **(47.9%)** |

Enquiries:

Alpha Bank

Marinos S. Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366

Michael Massourakis, Group Chief Economist Tel.: +30 210 326 2828

Vassilios Psaltis, Group Investor Relations and Corporate Development Tel.: +30 210 326 4009

www.alpha.gr

Finsbury Group
Edward Simpkins/Matthew Newton Tel.: +44 207 251 3801

Athens, November 25, 2008

## NINE-MONTH 2008 PERFORMANCE OVERVIEW

**Net profit** attributable to Shareholders amounted to Euro 567.8 million, marginally declining y-o-y, after adjusting for the non-recurring net income of Euro 80.4 million derived from the sale of Alpha Insurance to AXA in March 2007. This performance reflects the shift of our focus to a more conservative balance sheet management. **Net interest income** reached Euro 1,362.4 million, an increase of 16.6%, translating into a **net interest margin** of 3.1% (3% in 9M 2007), reflecting the expansion of the loan portfolio and the increasing incremental cost to attract liquidity. **Net fee and commission income** advanced by 3.5% underpinned by the continued growth in credit card commissions (+20%), counterbalanced by the decline in asset management and capital markets related fees (-17.6%). **Income from financial operations** stood at Euro 38.1 million affected by the adverse market conditions, while **other income** stood at Euro 68.7 million.

**Operating costs** increased by 14.2% to Euro 844.8 million, which corresponds to a cost-to-income ratio of 46.4%. Adjusting for the set-up costs of Astra Bank in Ukraine, the growth rate is reduced to 13.6%. Staff costs increased by 11.7%, while general expenses went up by 16.7%. Our cost base in Southeastern Europe expanded by 47.3%, mainly attributable to the opening of 183 new Branches and almost 2,000 of new Staff since the end of September 2007. The increase in our operating costs in Greece (+6.5%) continued to be affected by production-related expenses for the support of our retail business franchise.

**Loans and advances to customers** (gross) grew by 25.4%, reaching Euro 50.6 billion, primarily driven by a 15.5% volume expansion in Greece, and a strong increase of 67.5% in our Southeastern European loan portfolio. In the third quarter, new loan additions in Greece amounted to Euro 1.6 billion, and in Southeastern Europe Euro 1 billion, funded by the respective new deposit balances of Euro 4.6 billion in the third quarter.

**Cost of credit** as a percentage of average loans stood at 100 bps in the third quarter, a proactive measure taken in anticipation of deteriorating credit conditions both in Greece and in Southeastern Europe. Our Non-Performing Loans (NPL) ratio, under IFRS 7, stood at 3.5% at the end of September 2008 improving from 3.9% a year earlier. **Allowances for impairment** reached Euro 994 million representing 2% of loans. The **coverage ratio** increased significantly to 56.2% of NPLs and when **collaterals** are taken into account this ratio stands at 136%.

**Customer assets** reached Euro 49.9 billion. At end September 2008, **total deposits** stood at Euro 42.2 billion (+30.4%), having added Euro 4.6 billion of deposits within the last quarter. **Deposits in Greece** advanced to Euro 35.3 billion (+29.6%). In **Southeastern Europe**, we expanded our **deposit base,** which has grown by 38.2% to reach Euro 6.2 billion at end September 2008. We have reached nation-wide coverage in all the countries where we operate and we see benefits from enhanced brand awareness. **Private banking** assets declined to Euro 3.7 billion, and **mutual funds** balances to Euro 3 billion, primarily reflecting marking-to-market of the relevant assets under management.

## BUSINESS UNIT ANALYSIS

### CONSUMER AND SMALL BUSINESS BANKING

| **Retail Banking** *(in Euro million)* | **9M 2008** | **9M 2007** | **% change** |
|---|---|---|---|
| **Total Income** | 976.9 | 862.2 | 13.3% |
| **Total Expenses** | 432.5 | 405.3 | 6.7% |
| **Impairment Losses** | 154.5 | 77.9 | 98.5% |
| **Profit Before Tax** | 389.9 | 379.0 | 2.8% |
| **Return on Regulatory Capital** | 50.1% | 58.3% | .... |
| **Risk Weighted Assets** | 12,971 | 10,830 | 19.8% |
| **Cost / Income Ratio** | 44.3% | 47.0% | .... |
| **Customer Financing (end-period)** | 20,608 | 17,555 | 17.4% |

In the nine month period to September 2008, profit before tax reached Euro 389.9 million, compared to Euro 379 million last year (+2.8%). **Mortgage credit** reached Euro 11 billion, up by 16.5%, as we continued leveraging our value-adding product offering. In the area of **consumer credit** we strengthened our market position benefiting from our multi-distribution approach yet increasing our rejection ratios. In that context, **consumer loan** balances rose by 24.2% to Euro 3.5 billion. **Credit cards** balances advanced by 16.7% reaching Euro 1.3 billion, driven by the success of our "Bonus Card Loyalty

Programme". In October, **Alpha Bank and American Express** renewed their exclusive co-operation on the issuance and acquiring of Amex products in Greece for another ten years.
Moreover, **small business loans** (extended to companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) rose by 15.1%, while loans to **very small businesses** (defined as those with credit limits up to Euro 90,000) increased by 20.4%. In the area of small businesses we continued to sharpen our focus in this segment through dedicated product offerings and centralisation of credit approvals and back office operations.

**OPERATIONS IN SOUTHEASTERN EUROPE**

| **Operations in Southeastern Europe** *(in Euro million)* | **9M 2008** | **9M 2007** | **% change** |
|---|---|---|---|
| **Total Income** | 359.8 | 242.1 | 48.6% |
| **Total Expenses** | 207.6 | 141.0 | 47.3% |
| **Impairment Losses** | 32.9 | 18.2 | 80.5% |
| **Profit Before Tax** | 119.3 | 82.8 | 44.1% |
| **Return on Regulatory Capital** | 23.8% | 26.2% | ... |
| **Risk Weighted Assets** | 8,333 | 5,279 | 57.9% |
| **Cost / Income Ratio** | 57.7% | 58.2% | .... |
| **Customer Financing (end-period)** | 10,773 | 6,433 | 67.5% |
| **Customer Deposits (end-period)** | 6,220 | 4,499 | 38.2% |

Profit before tax grew to Euro 119.3 million, an increase of 44.1%.

In **Cyprus,** our Network numbered 36 Branches at the end of September 2008. Our franchise delivered in the nine months Euro 80.5 million in pre-tax profit, up 36.8% from last year. Our strong performance is matched by our number three position in lending with a market share of 13.1% by the end of the third quarter, a gain of 1.7 percentage points over the year, as well as by our fast improving position in the international banking segment. In the last quarter we added Euro 329 million of new loan balances reaching Euro 4.3 billion, while deposits totalled Euro 3.6 billion at the end of September.

In **Romania,** our Network reached 173 Branches. Our market share in loans grew by 1.6 percentage points to 7.6% by the end of September 2008. Profits before tax reached Euro 47.8 million. During the year we increased our loan book by 72% to reach Euro 4 billion, adding Euro 489 million of new loans in the third quarter, thus sustaining our top five ranking in the domestic lending market.

In **Bulgaria**, our Network numbered 101 Branches at the end of September 2008. Our presence in the country is gradually reaching critical mass as our market share in loans settled above 4%, corresponding to a top ten ranking in the country. Our market recognition continues to grow with positive results in new business origination. In the last twelve months, we have achieved a 106% increase in the number of mortgages granted and 2.5 times increase of retail deposit accounts over the same period last year.

In **Serbia,** we have a network of 149 Branches at end September, which provides a well–established origination platform, as evidenced by the 78.6% annual growth of our commercial loan portfolio.

In **Albania**, we have recently celebrated ten years of operating in the country with a network of 35 Branches at the end of September, delivered Euro 10.4 million of pre-tax profits in the nine month period, underpinned by our successful retail banking approach. The country loan book grew by 86% at Euro 406 million driven by retail business inflows, while deposits amounted to Euro 432 million (+33%), reflecting the viability of our operations.

In **F.Y.R.O.M.**, our Network reached 22 Units, as we added 3 more Branches during the third quarter. Credit expansion was maintained at approximately the levels of the first half of the year (+113%) with our loan book reaching Euro 153 million, mostly on account of strong retail business origination (+145%).

### MEDIUM AND LARGE CORPORATES

| Medium and Large Corporates *(in Euro million)* | 9M 2008 | 9M 2007 | % change |
|---|---|---|---|
| **Total Income** | 325.1 | 300.8 | 8.1% |
| **Total Expenses** | 92.6 | 82.8 | 11.8% |
| **Impairment Losses** | 78.4 | 61.0 | 28.4% |
| **Profit Before Tax** | 154.1 | 157.0 | (1.8%) |
| **Return on Regulatory Capital** | 15.3% | 18.9% | ... |
| **Risk Weighted Assets** | 16,779 | 13,825 | 21.4% |
| **Cost / Income Ratio** | 28.5% | 27.5% | ... |
| **Customer Financing (end-period)** | 17,281 | 15,244 | 13.4% |

Profit before tax decreased marginally by 1.8% to Euro 154.1 million, impacted by a pre-emptive rise in impairment charges as a precautionary measure to safeguard the quality of the most important part of our loan book. Operating income grew by 8.1%, supported by a robust increase in loans (+13.4%), and the ongoing repricing, which is carried out on a client-by-client basis.

### ASSET MANAGEMENT

| Asset Management *(in Euro million)* | 9M 2008 | 9M 2007 | % change |
|---|---|---|---|
| **Total Income** | 66.8 | 86.6 | (22.8%) |
| **Total Expenses** | 38.8 | 44.0 | (11.9%) |
| **Profit Before Tax** | 28.0 | 42.6 | (34.1%) |
| **Return on Regulatory Capital** | 56.4% | 119.7% | ... |
| **Risk Weighted Assets** | 832 | 593 | 40.4% |
| **Cost / Income Ratio** | 58.0% | 50.8% | .... |
| **Customer Funds (end-period)** | 7,050 | 11,704 | (39.8%) |

Profit before tax fell to Euro 28.0 million, on the back of persisting negative market sentiment. Funds under management stood at Euro 7.1 billion, despite prolonged investment inertia mainly affecting private banking accounts. The redesign of our asset gathering distribution function targeting mass affluent customers together with our leading product proposition in mutual funds and bancassurance products partially offset negative impact from unfavourable fundamentals.

### INVESTMENT BANKING AND TREASURY

| Investment Banking and Treasury *(in Euro million)* | 9M 2008 | 9M 2007 | % change |
|---|---|---|---|
| **Total Income** | 55.9 | 83.7 | (33.1%) |
| **Total Expenses** | 28.6 | 26.9 | 6.1% |
| **Profit Before Tax** | 27.1 | 56.8 | (52.3%) |
| **Return on Regulatory Capital** | 9.9% | 19.9% | ... |
| **Risk Weighted Assets** | 4,576 | 4,763 | (3.9%) |
| **Cost / Income Ratio** | 51.1% | 32.2% | ... |

Profit before tax for the period amounted to Euro 27.1 million materially affected by on-going capital markets volatility.

| ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS | | | | | | |
|---|---|---|---|---|---|---|
| in Euro million | Sep. 2008 | Jun. 2008 | Mar. 2008 | Dec. 2007 | Sep. 2007 | % Sep. 2008 / Sep. 2007 |
| **Assets** | 64,266 | 57,618 | 56,415 | 54,684 | 51,244 | *25.4%* |
| **Loans (net)** | 49,557 | 46,759 | 44,373 | 42,072 | 39,375 | *25.9%* |
| **Securities** | 5,179 | 1,938 | 3,428 | 3,423 | 3,294 | *57.2%* |
| **Deposits** | 42,158 | 37,520 | 35,986 | 34,665 | 32,342 | *30.4%* |
| **Private Banking** | 3,720 | 4,451 | 4,951 | 5,584 | 5,573 | *(33.2%)* |
| **Mutual Funds** | 3,012 | 4,907 | 4,989 | 5,456 | 5,786 | *(47.9%)* |
| **Senior Debt** | 7,888 | 7,617 | 7,591 | 7,960 | 8,083 | *(2.4%)* |
| **Subordinated Debt** | 1,069 | 1,203 | 1,161 | 1,229 | 1,243 | *(14.0%)* |
| **Hybrid Capital** | 888 | 887 | 888 | 888 | 886 | *0.2%* |
| **Shareholders Equity** | 3,364 | 3,269 | 3,312 | 3,371 | 3,094 | *8.7%* |

**INCOME STATEMENT**

| in Euro million | 9M2008 | 9M2007 | % change | Q3 2008 | Q2 2008 | Q1 2008 |
|---|---|---|---|---|---|---|
| **Operating Income** | 1,822.5 | 1,631.4 | 11.7% | 607.4 | 624.2 | 591.0 |
| Net Interest Income | 1,362.4 | 1,168.2 | 16.6% | 464.5 | 455.9 | 442.0 |
| Net fee and commission income | 353.3 | 341.3 | 3.5% | 119.4 | 118.5 | 115.3 |
| Income from financial operations | 38.1 | 58.8 | -35.2% | (2.2) | 23.2 | 17.1 |
| Other income | 68.7 | 63.0 | 9.1% | 25.6 | 26.5 | 16.7 |
| **Operating Expenses** | (844.8) | (740.0) | 14.2% | (294.5) | (286.7) | (263.5) |
| Staff costs | (436.5) | (390.7) | 11.7% | (151.3) | (146.0) | (139.3) |
| General expenses | (343.5) | (294.3) | 16.7% | (120.7) | (118.9) | (104.0) |
| Depreciation and amortization expenses | (64.7) | (55.0) | 17.6% | (22.6) | (21.9) | (20.3) |
| **Impairment losses** | (266.0) | (157.7) | 68.7% | (124.1) | (74.4) | (67.6) |
| **Profit before tax** | 711.7 | 733.7 | -3.0% | 188.8 | 263.1 | 259.9 |
| **Income Tax** | (142.2) | (143.4) | -0.8% | (34.1) | (53.3) | (54.7) |
| **Net Profit from continuing operations** | 569.5 | 590.3 | -3.5% | 154.7 | 209.7 | 205.1 |
| Profit from discontinued operations | 0.0 | 80.4 | ... | 0.0 | 0.0 | 0.0 |
| **Net Profit** | 567.8 | 669.7 | -15.2% | 153.7 | 209.1 | 205.0 |
| **Recurring Profit (*)** | 567.8 | 589.3 | -3.6% | 153.7 | 209.1 | 205.0 |

**RATIOS**

| | 9M2008 | 9M2007 | | Q3 2008 | Q2 2008 | Q1 2008 |
|---|---|---|---|---|---|---|
| **Net Interest Income / Average Assets - MARGIN** | 3.1% | 3.0% | | 3.0% | 3.2% | 3.2% |
| **Cost to Income Ratio** | 46.4% | 45.4% | | 48.5% | 45.9% | 44.6% |
| **Return on Equity after tax and minorities - ROE (*)** | 22.7% | 26.7% | | 18.5% | 25.4% | 24.5% |
| **Capital Adequacy Ratio (Total) (**)** | 10.8% | 12.5% | | 10.8% | 11.4% | 11.2% |
| **Capital Adequacy Ratio (Tier I) (**)** | 8.7% | 9.6% | | 8.7% | 8.9% | 8.8% |

*(*) Net Profit excluding income from sale of Alpha Insurance to AXA in 2007 (profit from discontinued operations)*

*(**) For comparability purposes, 2007 ratios are an estimate under Basle II.*

**BUSINESS VOLUMES**

| in Euro million | Sep. 2008 | Sep. 2007 | % change | Dec. 2007 |
|---|---|---|---|---|
| **Customer Financing** | 50,550 | 40,297 | *25.4%* | 42,913 |
| *of which:* | | | | |
| ***Greece*** | ***37,889*** | ***32,799*** | ***15.5%*** | ***33,962*** |
| Mortgages | 10,976 | 9,421 | *16.5%* | 9,850 |
| Consumer Loans | 3,459 | 2,786 | *24.2%* | 2,985 |
| Credit Cards | 1,306 | 1,119 | *16.7%* | 1,202 |
| Small Business Loans | 4,867 | 4,229 | *15.1%* | 4,407 |
| *of which:< €90,000 in limits* | *1,330* | *1,105* | *20.4%* | *1,163* |
| Medium and Large Business Loans | 17,281 | 15,244 | *13.4%* | 15,518 |
| ***Southeastern Europe*** | ***10,773*** | ***6,433*** | ***67.5%*** | ***7,573*** |
| Mortgages | 2,522 | *1,354* | *86.2%* | 1,665 |
| Consumer Credit | 1,197 | *641* | *86.7%* | 789 |
| Business Loans | 7,054 | *4,437* | *59.0%* | 5,119 |

| | | | | |
|---|---|---|---|---|
| **Customer Assets** | 49,894 | 44,755 | *11.5%* | 46,681 |
| *of which:* | | | | |
| **Deposits** | 42,158 | 32,342 | *30.4%* | 34,665 |
| **Greece** | 35,295 | *27,231* | *29.6%* | 28,781 |
| Sight & Savings | 13,530 | 14,465 | *(6.5%)* | 14,439 |
| Time deposits & Alpha Bank Bonds | 21,765 | 12,766 | *70.5%* | 14,342 |
| **Southeastern Europe** | **6,220** | **4,499** | ***38.2%*** | **5,303** |
| Bond Sales | 2,100 | 2,212 | *(5.1%)* | 2,280 |
| Mutual Funds | 3,012 | 5,786 | *(47.9%)* | 5,456 |
| Portfolio Management | 4,038 | 5,918 | *(31.8%)* | 5,844 |
| *of which: Private Banking* | 3,720 | *5,573* | *(33.2%)* | *5,584* |

S.A. REGISTRATION NUMBER: 6066/06/B/86/05
40 STADIOU STREET, GR – 102 52 ATHENS

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# FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

**for the period from January 1, 2008 to September 30, 2008**
**(In accordance with the decision 6/448/11.10.2007 of the Board of Directors of the Capital Market Commission)**
**(Amounts in thousands of €)**

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S.) are available together with the auditor's review report if required.

The interim financial statements as at 30.9.2008 were approved by the Board of Directors on 25 November 2008.

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## BALANCE SHEET

| | Consolidated | | Alpha Bank | |
|---|---|---|---|---|
| | 30.9.2008 | 31.12.2007 | 30.9.2008 | 31.12.2007 |
| **ASSETS** | | | | |
| Cash and balances with Central Banks | 4,226,193 | 3,263,612 | 2,461,380 | 1,650,327 |
| Due from Banks | 2,576,899 | 3,509,696 | 7,730,295 | 7,349,675 |
| Financial assets at fair value through profit or loss | 18,216 | 266,847 | 20,921 | 264,788 |
| Derivative financial assets | 522,871 | 383,432 | 527,224 | 384,466 |
| Loans and advances to customers | 49,554,541 | 42,072,071 | 40,534,132 | 35,267,874 |
| Investment securities | | | | |
| - Available for sale | 946,063 | 3,156,901 | 5,110,953 | 6,300,377 |
| - Held to maturity | 4,214,390 | - | 4,214,390 | - |
| Investments in subsidiaries, associates and joint ventures | - | - | 1,815,504 | 1,626,100 |
| Investments in associates | 59,964 | 5,320 | - | - |
| Investment property | 67,056 | 73,560 | 42,081 | 42,370 |
| Property, plant and equipment | 1,236,437 | 1,173,275 | 632,491 | 603,031 |
| Goodwill and other intangible assets | 146,157 | 134,497 | 57,931 | 55,836 |
| Deferred tax assets | 176,294 | 170,257 | 171,366 | 158,160 |
| Other assets | 449,213 | 385,676 | 345,899 | 280,626 |
| | 64,216,294 | 54,594,344 | 63,684,567 | 53,984,430 |
| Non-current assets held for sale | 49,211 | 89,945 | 48,701 | 54,706 |
| **Total Assets** | **64,265,505** | **54,684,289** | **63,733,268** | **54,039,136** |
| **LIABILITIES** | | | | |
| Due to Banks | 6,276,475 | 4,437,736 | 7,431,334 | 5,437,542 |
| Derivative financial liabilities | 473,461 | 384,139 | 472,835 | 383,129 |
| Due to customers | - | - | 31,633,372 | 23,334,888 |
| (including debt securities in issue) | 42,158,201 | 34,665,158 | - | - |
| Debt securities in issue held by institutional investors and other borrowed funds | 8,956,922 | 9,189,297 | 19,799,733 | 20,521,976 |
| Liabilities for current income tax and other taxes | 136,453 | 158,797 | 91,377 | 127,863 |
| Deferred tax liabilities | 135,436 | 94,807 | 121,322 | 82,960 |
| Employee defined benefit obligations | 45,103 | 42,019 | 3,684 | 3,733 |
| Other liabilities | 1,734,454 | 1,323,354 | 1,553,505 | 1,159,012 |
| Provisions | 57,644 | 95,935 | 11,180 | 47,796 |
| | 59,974,149 | 50,391,442 | 61,118,342 | 51,298,919 |
| Liabilities related to non-current assets held for sale | - | 1,583 | - | - |
| **Total Liabilities (a)** | **59,974,149** | **50,393,025** | **61,118,342** | **51,298,919** |
| **EQUITY** | | | | |
| Share capital | 1,931,590 | 1,602,809 | 1,931,590 | 1,602,809 |
| Share premium | - | 184,033 | - | 184,033 |
| Reserves | 442,649 | 445,662 | 325,666 | 333,892 |
| Retained earnings | 1,021,917 | 1,138,195 | 389,591 | 619,483 |
| Treasury shares | (31,921) | (188) | (31,921) | - |
| Equity attributable to equity holders of the Bank | 3,364,235 | 3,370,511 | 2,614,926 | 2,740,217 |
| Minority interest | 38,215 | 32,859 | - | - |
| Hybrid securities | 887,904 | 887,894 | - | - |
| **Total Equity (b)** | **4,291,356** | **4,291,264** | **2,614,926** | **2,740,217** |
| **Total Liabilities and Equity (a) + (b)** | **64,265,505** | **54,684,289** | **63,733,268** | **54,039,136** |

## CASH FLOW STATEMENT

| | Consolidated | | Alpha Bank | |
|---|---|---|---|---|
| | From 1 January to | | From 1 January to | |
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.20 |
| Net cash flows from continuing operating activities | 4,012,105 | (5,704,916) | 6,083,896 | (3,587,4 |
| Net cash flows from discontinued operating activities | - | - | - | |
| **Total cash flows from operating activities (a)** | **4,012,105** | **(5,704,916)** | **6,083,896** | **(3,587,4** |
| Net cash flows from continuing investing activities | (2,297,655) | 4,355,178 | (3,345,730) | 3,075,! |
| Net cash flows from discontinued investing activities | - | 160,700 | - | |
| **Total cash flows from investing activities (b)** | **(2,297,655)** | **4,515,878** | **(3,345,730)** | **3,075,!** |
| Net cash flows from continuing financing activities | (686,377) | (175,606) | (755,348) | (87,( |
| Net cash flows from discontinued financing activities | - | - | - | |
| **Total cash flows from financing activities (c)** | **(686,377)** | **(175,606)** | **(755,348)** | **(87,(** |
| **Net increase / (decrease) in cash and cash equivalents of the period (a) + (b) + (c)** | **1,028,073** | **(1,364,644)** | **1,982,818** | **(598,7** |
| Effect of exchange rate fluctuations on cash and cash equivalents | 256 | 3,495 | 1,156 | |
| **Total cash flows for the period** | **1,028,329** | **(1,361,149)** | **1,983,974** | **(598,(** |
| **Cash and cash equivalents at the beginning of the period** | **3,792,031** | **4,575,831** | **4,356,928** | **4,608,(** |
| **Cash and cash equivalents at the end of the period** | **4,820,360** | **3,214,682** | **6,340,902** | **4,010,3** |

## STATEMENT OF CHANGES IN EQUITY

| | Consolidated | | Alpha Bank | |
|---|---|---|---|---|
| | From 1 January to | | From 1 January to | |
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.20 |
| Equity at the beginning of the period (1.1.2008 and 1.1.2007 respectively) | 4,291,264 | 3,613,467 | 2,740,217 | 2,435,( |
| Net change in fair value of available for sale securities transferred to income statement (a) | 5,607 | 128,059 | 5,609 | 131,' |
| Net change in fair value of available for sale securities (b) | (55,413) | (27,187) | (59,935) | (35,' |
| Exchange differences on translating foreign operations (c) | (866) | 3,495 | (123) | |
| Net income recognized directly in equity (a) + (b) + (c) | (50,672) | 104,367 | (54,449) | 96,( |
| Net income for the period after income tax | 569,546 | 670,669 | 392,374 | 327,( |
| Share capital increase | - | 38,238 | - | 38,' |
| Change of ownership interests in subsidiaries | 461 | (17,443) | - | |
| Dividends distributed | (362,731) | (305,498) | (362,199) | (304,( |
| Purchases / sales of treasury shares and hybrid securities | (98,569) | (54,615) | (98,770) | (95,( |
| Dividends paid to hybrid securities holders | (52,824) | (47,442) | - | |
| Other | (5,119) | 5,300 | (2,247) | 7,( |
| **Equity at the end of the period (30.9.2008 and 30.9.2007 respectively)** | **4,291,356** | **4,007,243** | **2,614,926** | **2,505,1** |

## INCOME STATEMENT FOR THE PERIOD

| | Consolidated | | | | | | | | Alpha Bank | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | From 1 January to | | | | From 1 July to | | | | From 1 January to | | From 1 July to | |
| | 30.9.2008 | 30.9.2007 | | | 30.9.2008 | 30.9.2007 | | | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.20 |
| | | Continuing operations | Discontinued operations | Total | | Continuing operations | Discontinued operations | Total | | | | |
| Interest and similar income | 3,235,842 | 2,457,789 | 860 | 2,458,649 | 1,159,790 | 873,982 | - | 873,982 | 3,028,257 | 2,232,173 | 1,076,514 | 794,( |
| Interest expense and similar charges | (1,873,466) | (1,289,612) | - | (1,289,612) | (695,249) | (458,271) | - | (458,271) | (1,999,819) | (1,332,826) | (724,547) | (476,( |
| Net interest income | 1,362,376 | 1,168,177 | 860 | 1,169,037 | 464,541 | 415,711 | - | 415,711 | 1,028,438 | 899,347 | 351,967 | 318,( |
| Fee and commission income | 402,477 | 372,221 | 409 | 372,630 | 134,826 | 132,442 | - | 132,442 | 255,561 | 261,088 | 94,665 | 93,( |
| Commission expense | (49,208) | (30,886) | - | (30,886) | (19,381) | (12,819) | - | (12,819) | (22,115) | (20,294) | (6,917) | (6,( |
| Net fee and commission income | 353,269 | 341,335 | 409 | 341,744 | 115,445 | 119,623 | - | 119,623 | 233,446 | 240,794 | 87,728 | 8[illegible] |
| Dividend income | 2,522 | 2,220 | - | 2,220 | 165 | 10 | - | 10 | 60,541 | 34,004 | - | |
| Gains less losses on financial transactions | 38,144 | 58,844 | - | 58,844 | (2,153) | 18,246 | - | 18,246 | 451 | (65,300) | (24,851) | 20,( |
| Other income | 58,525 | 59,543 | 3,573 | 63,116 | 17,707 | 21,220 | - | 21,220 | 16,450 | 25,784 | 3,397 | 12,( |
| | 99,191 | 120,607 | 3,573 | 124,180 | 15,719 | 39,476 | - | 39,476 | 77,442 | (5,512) | (21,454) | 32,( |
| **Total income** | **1,814,836** | **1,630,119** | **4,842** | **1,634,961** | **595,705** | **574,810** | - | **574,810** | **1,339,326** | **1,134,629** | **418,241** | **434,(** |
| Staff costs | (436,511) | (390,715) | (2,338) | (393,053) | (151,261) | (132,032) | - | (132,032) | (315,900) | (288,434) | (111,983) | (95,( |
| General administrative expenses | (340,741) | (291,526) | (1,583) | (293,109) | (119,564) | (101,828) | - | (101,828) | (247,793) | (241,221) | (84,610) | (80,( |
| Depreciation and amortization expenses | (64,739) | (55,037) | (239) | (55,276) | (22,559) | (19,929) | - | (19,929) | (42,508) | (37,046) | (14,605) | (13,( |
| Other expenses | (2,781) | (2,737) | - | (2,737) | (1,125) | (1,003) | - | (1,003) | (2,192) | (1,858) | (708) | ( |
| **Total expenses** | **(844,772)** | **(740,015)** | **(4,160)** | **(744,175)** | **(294,509)** | **(254,792)** | - | **(254,792)** | **(608,393)** | **(568,749)** | **(211,906)** | **(190,(** |
| Impairment losses and provisions for credit risk | (266,019) | (157,686) | - | (157,686) | (124,063) | (55,085) | - | (55,085) | (233,709) | (136,639) | (104,686) | (48,( |
| Share of profit / (loss) of associates | 7,700 | 1,232 | - | 1,232 | 7,679 | (22) | - | (22) | - | - | - | - |
| | (258,319) | (156,454) | - | (156,454) | (116,384) | (55,107) | - | (55,107) | (233,709) | (136,639) | (104,686) | (48,( |
| **Profit before income tax** | **711,745** | **733,650** | **682** | **734,332** | **188,812** | **264,911** | - | **264,911** | **497,224** | **429,241** | **101,649** | **187,(** |
| Income tax | (142,199) | (143,369) | (421) | (143,790) | (34,118) | (48,734) | - | (48,734) | (104,850) | (101,605) | (23,217) | (47,( |
| Profit from the sale of Alpha Insurance A.E. | - | - | 80,127 | 80,127 | - | - | - | - | - | - | - | - |
| **Profit after income tax** | **569,546** | **590,281** | **80,388** | **670,669** | **154,694** | **216,177** | - | **216,177** | **392,374** | **327,636** | **78,432** | **140,(** |
| **Profit attributable to:** | | | | | | | | | | | | |
| **Equity holders of the Bank** | 567,833 | 589,304 | 80,388 | 669,692 | 153,701 | 215,724 | - | 215,726 | - | - | - | |
| Minority interest | 1,713 | 977 | - | 977 | 993 | 451 | - | 451 | - | - | - | |
| **Earnings per share:** | | | | | | | | | | | | |
| Basic (€ per share) | 1.4013 | 1.4505 | 0.1979 | 1.6484 | 0.3752 | 0.5312 | - | 0.5312 | 0.9683 | 0.8064 | 0.1915 | 0.34 |
| Diluted (€ per share) | 1.4013 | 1.4471 | 0.1974 | 1.6445 | 0.3752 | 0.5298 | - | 0.5298 | 0.9683 | 0.8045 | 0.1915 | 0.34 |

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "Alpha Bank", the Group's participation in them as at 30.9.2008, as well as the method of consolidation which was applied, is presented in note 16 of the interim consolidated financial statements as at 30.9.2008.
2. During the period 1.10.2007 until 30.9.2008 the following changes took place in the companies included in the consolidated financial statements:
   a. Concerning companies which are fully consolidated:
      - New companies: The company Alphalife A.A.E.Z., founded by the Bank was consolidated for the first time on 31.12.2007. The company Astra Bank OJSC which was acquired by the Bank and the subsidiary Alpha Ventures Capital Management, established by the Alpha Ventures A.E. were consolidated for the first time on 30.6.2008.
        The company Alpha Covered Bonds Plc, founded by the Bank and ABL Holdings Jersey Limited, established in Jersey by Alpha Bank London Limited, were consolidated for the first time on 30.9.2008.
      - Transfer within the Group: On 29.9.2008 Alpha Bank London Limited transferred its participation in Alpha Asset Finance C.I. Limited to ABL Holdings Jersey Limited.
      - Renamed companies: The subsidiary Ionian Investments A.E. was renamed to APE Investment Property S.A. on 27.11.2007 and Alpha Finance A.X.E.P.E.Y. was renamed to Alpha Finance A.E.P.E.Y. on 11.2.2008.
      - Sales/Liquidations: On 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. On 31.3.2008 the subsidiary AEF European Capital Investment B.V. was liquidated.
   b. Concerning companies consolidated under the proportionate method
      - New companies: The company Alpha - TANEO A.K.E.S., in which the Bank holds a 51% ownership interest was consolidated for the first time on 30.6.2008.
      - Change in consolidation method: On 29.11.2007 the Bank proceeded with the sale of 32.58% of the shares of the subsidiary APE Investment Property S.A.. A shareholders' agreement followed the above sale and the subsidiary was converted to joint venture.
      - Sales: On 15.8.2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S.", or 50% of the share capital, to the other shareholder of Anadolu Group.
   c. Concerning companies accounted for under the equity method:
      - New companies: On 21.5.2008, the Group recognised its participation to the associate EL.P.ET. Balkan S.A.
      - Transfer within the Group: On 28.11.2007 the company A.L.C. Novelle Investments Ltd was transferred from the Bank to the subsidiary Ionian Equity Participations Ltd.
3. In the consolidated financial statements are not included the company Commercial Bank of London Ltd, which does not have any activity, as well as the companies Singular Hospitality Solutions (SHS AE), HSO Europe BV and Prismatech Hellas AE, which are fully impaired and are under liquidation.
4. A description of the discontinued operations is presented in note 4 of the interim consolidated financial statements as at 30.9.2008.
5. The unaudited tax years of the Bank and the companies of the Group are mentioned in notes 14b and 15b of the interim financial statements as at 30.9.2008 of the Bank and the Group respectively.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 4.0 million. Other provisions raised by the Group and the Bank amount to € 53.6 million and € 11.2 million respectively.
7. The number of treasury shares held by the Bank as at 30.9.2008 is 1,727,196 at a cost of € 31,921 thousand. The other companies of the Group do not hold any treasury shares.
8. The total employees of the Group as at 30.9.2008 were 15,085 (30.9.2007: 12,716) and the employees of the Bank as at 30.9.2008 were 8,705 (30.9.2007: 7,578).
9. The results arising from the related party transactions during the period 1.1.2008 until 30.9.2008 are as follows:
   - With members of the Board of Directors and other key management personnel: a) of the Group: income € 7,720 thousand, expenses € 11,100 thousand b) of the Bank: income € 7,664 thousand, expenses € 5,142 thousand.
   - With other related parties: a) of the Group: income € 15 thousand, expenses € 2,461 thousand b) of the Bank: income € 462,812 thousand, expenses € 838,209 thousand.

   The balances as at 30.9.2008 of the receivables and liabilities arising from the above transactions are as follows:
   - With members of the Board of Directors and other key management personnel: a) of the Group: receivables € 150,272 thousand, liabilities € 102,783 thousand, letters of guarantee € 17,754 thousand b) of the Bank: receivables € 149,136 thousand, liabilities € 77,525 thousand, letters of guarantee € 17,754 thousand.
   - With other related parties: a) of the Group: receivables € 205 thousand, liabilities € 5 thousand b) of the Bank: receivables € 13,733,988 thousand, liabilities € 21,506,121 thousand, letters of guarantee € 1,466,953 thousand.
10. The accounting policies, applied by the Group and the Bank in the interim financial statements as at 30.9.2008 are consistent with those stated in the respective financial statements for the year ended 31.12.2007 and are available on the web site of the Bank. In addition, the Group and the Bank applied the amendments of IAS and IFRS 7 and the impact in the financial statements is presented in notes 6 and 5 of the Group's and the Bank's interim financial statements as at 30.9.2008 respectively.

Athens, 25 November 2008

| THE CHAIRMAN OF THE BOARD OF DIRECTORS | THE MANAGING DIRECTOR | THE EXECUTIVE DIRECTOR | GROUP FINANCIAL REPORTING OFFICER |
|---|---|---|---|
| YANNIS S. COSTOPOULOS<br>I.D. No. X 661480 | DEMETRIOS P. MANTZOUNIS<br>I.D. No. I 166670 | MARINOS S. YANNOPOULOS<br>I.D. No. N 308546 | GEORGE N. KONTOS<br>I.D. No. AB 522299 |

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

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# ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

**περιόδου από 1η Ιανουαρίου 2008 μέχρι 30η Σεπτεμβρίου 2008**
**(Σύμφωνα με την απόφαση 6/448/11.10.2007 του Διοικητικού Συμβουλίου της Επιτροπής Κεφαλαιαγοράς)**
**(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)**

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι ενδιάμεσες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 30.9.2008 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 25ης Νοεμβρίου 2008.

## ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

| | Ενοποιημένα Στοιχεία | | Στοιχεία Τραπέζης | |
|---|---|---|---|---|
| | 30.9.2008 | 31.12.2007 | 30.9.2008 | 31.12.2007 |
| **ΕΝΕΡΓΗΤΙΚΟ** | | | | |
| Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες | 4.226.193 | 3.263.612 | 2.481.380 | 1.650.327 |
| Απαιτήσεις κατά πιστωτικών ιδρυμάτων | 2.576.899 | 3.509.696 | 7.730.295 | 7.349.675 |
| Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων | 18.216 | 266.047 | 20.921 | 264.788 |
| Παράγωγα χρηματοοικονομικά μέσα | 522.871 | 383.432 | 527.224 | 384.466 |
| Δάνεια και απαιτήσεις κατά πελατών | 49.556.541 | 42.072.071 | 40.534.132 | 35.267.874 |
| Αξιόγραφα επενδυτικού χαρτοφυλακίου | | | | |
| - Διαθέσιμα προς πώληση | 946.063 | 3.156.901 | 5.110.953 | 6.300.377 |
| - Διακρατούμενα μέχρι τη λήξη | 4.214.390 | - | 4.214.390 | - |
| Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες | - | - | 1.815.504 | 1.626.100 |
| Επενδύσεις σε συγγενείς εταιρίες | 59.964 | 5.320 | - | - |
| Επενδύσεις σε ακίνητα | 67.056 | 73.560 | 42.081 | 42.370 |
| Ιδιοχρησιμοποιούμενα ενσώματα πάγια | 1.236.437 | 1.173.275 | 632.491 | 603.831 |
| Υπεραξία και λοιπά άυλα πάγια | 146.157 | 134.497 | 57.931 | 55.836 |
| Αναβαλλόμενες φορολογικές απαιτήσεις | 176.294 | 170.257 | 171.366 | 158.160 |
| Λοιπά στοιχεία Ενεργητικού | 469.213 | 385.676 | 345.899 | 280.626 |
| | 64.216.294 | 54.594.344 | 63.684.567 | 53.984.430 |
| Στοιχεία Ενεργητικού προς πώληση | 49.211 | 89.945 | 48.701 | 54.706 |
| **Σύνολο Ενεργητικού** | 64.265.505 | 54.684.289 | 63.733.268 | 54.039.136 |
| **ΥΠΟΧΡΕΩΣΕΙΣ** | | | | |
| Υποχρεώσεις προς πιστωτικά ιδρύματα | 6.276.475 | 4.437.736 | 7.431.334 | 5.637.562 |
| Παράγωγα χρηματοοικονομικά μέσα | 473.461 | 384.139 | 472.835 | 383.129 |
| Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας) | 42.158.201 | 34.665.158 | 31.433.372 | 23.334.888 |
| Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις | 8.956.922 | 9.189.297 | 19.799.733 | 20.521.976 |
| Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους | 136.453 | 158.797 | 91.377 | 127.863 |
| Αναβαλλόμενες φορολογικές υποχρεώσεις | 135.436 | 94.807 | 121.322 | 82.960 |
| Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους | 45.103 | 42.019 | 3.684 | 3.733 |
| Λοιπές υποχρεώσεις | 1.734.454 | 1.323.554 | 1.553.505 | 1.159.012 |
| Προβλέψεις | 57.644 | 95.935 | 11.180 | 47.796 |
| | 59.974.149 | 50.391.442 | 61.118.342 | 51.298.919 |
| Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση | - | 1.583 | - | - |
| **Σύνολο Υποχρεώσεων (α)** | 59.974.149 | 50.393.025 | 61.118.342 | 51.298.919 |
| **ΚΑΘΑΡΗ ΘΕΣΗ** | | | | |
| Μετοχικό Κεφάλαιο | 1.931.590 | 1.602.809 | 1.931.590 | 1.602.809 |
| Διαφορά από έκδοση μετοχών υπέρ το άρτιο | - | 184.033 | - | 184.033 |
| Αποθεματικά | 442.649 | 445.662 | 325.666 | 333.892 |
| Αποτελέσματα εις νέον | 1.021.917 | 1.138.195 | 389.591 | 619.483 |
| Ίδιες μετοχές | (31.921) | (188) | (31.921) | - |
| Καθαρή θέση μετόχων της Τραπέζης | 3.364.235 | 3.370.511 | 2.614.926 | 2.740.217 |
| Δικαιώματα τρίτων | 39.215 | 32.859 | - | - |
| Υβριδικό κεφάλαιο | 887.906 | 887.894 | - | - |
| **Σύνολο Καθαρής Θέσεως (β)** | 4.291.356 | 4.291.264 | 2.614.926 | 2.740.217 |
| **Σύνολο Υποχρεώσεων και Καθαρής Θέσεως (α) + (β)** | 64.265.505 | 54.684.289 | 63.733.268 | 54.039.136 |

## ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

| | Ενοποιημένα Στοιχεία | | Στοιχεία Τραπέζης | |
|---|---|---|---|---|
| | Από 1 Ιανουαρίου έως | | Από 1 Ιανουαρίου έως | |
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες | 4.012.105 | (5.704.916) | 6.083.896 | (3.587.621) |
| Σύνολο εισροών / (εκροών) από διακοπείσες λειτουργικές δραστηριότητες | - | - | - | - |
| **Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)** | 4.012.105 | (5.704.916) | 6.083.896 | (3.587.621) |
| Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες | (2.297.655) | 4.355.178 | (3.345.730) | 3.075.903 |
| Σύνολο εισροών / (εκροών) από διακοπείσες επενδυτικές δραστηριότητες | - | 160.700 | - | - |
| **Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)** | (2.297.655) | 4.515.878 | (3.345.730) | 3.075.903 |
| Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες | (686.377) | (175.606) | (755.348) | (87.002) |
| Σύνολο εισροών / (εκροών) από διακοπείσες χρηματοδοτικές δραστηριότητες | - | - | - | - |
| **Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)** | (686.377) | (175.606) | (755.348) | (87.002) |
| **Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α) + (β) + (γ)** | 1.028.073 | (1.364.644) | 1.982.818 | (598.720) |
| Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα | 256 | 3.495 | 1.156 | 643 |
| **Σύνολο εισροών / (εκροών) περιόδου** | 1.028.329 | (1.361.149) | 1.983.974 | (598.077) |
| **Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου** | 3.792.031 | 4.575.831 | 4.356.928 | 4.608.407 |
| **Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου** | 4.820.360 | 3.214.682 | 6.340.902 | 4.010.330 |

## ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

| | Ενοποιημένα Στοιχεία | | Στοιχεία Τραπέζης | |
|---|---|---|---|---|
| | Από 1 Ιανουαρίου έως | | Από 1 Ιανουαρίου έως | |
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Καθαρή θέση ενάρξεως περιόδου (1.1.2008 και 1.1.2007 αντίστοιχα) | 4.291.264 | 3.613.467 | 2.740.217 | 2.435.836 |
| Μεταφορά στα αποτελέσματα περιόδου, του αποθεματικού των διαθεσίμων προς πώληση αξιογράφων (α) | 5.607 | 128.059 | 5.609 | 131.962 |
| Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (β) | (55.413) | (27.187) | (59.935) | (35.995) |
| Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών και καταστημάτων εξωτερικού (γ) | (866) | 3.495 | (123) | 76 |
| Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση (α) + (β) + (γ) | (50.672) | 104.367 | (54.449) | 96.043 |
| Καθαρά κέρδη περιόδου, μετά το φόρο εισοδήματος | 549.546 | 670.669 | 392.374 | 327.636 |
| Αύξηση μετοχικού κεφαλαίου | - | 38.238 | - | 38.238 |
| Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες | 461 | (17.443) | - | - |
| Διανεμηθέντα μερίσματα | (362.731) | (305.498) | (362.199) | (304.421) |
| Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων | (98.569) | (54.615) | (98.770) | (95.600) |
| Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων | (52.824) | (47.442) | - | - |
| Λοιπά | (5.119) | 5.300 | (2.247) | 7.452 |
| **Καθαρή θέση λήξεως περιόδου (30.9.2008 και 30.9.2007 αντίστοιχα)** | 4.291.356 | 4.807.243 | 2.614.926 | 2.505.184 |

## ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

| | Ενοποιημένα Στοιχεία | | | | | | | | Στοιχεία Τραπέζης | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Από 1 Ιανουαρίου έως | | | | Από 1 Ιουλίου έως | | | | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
| | 30.9.2008 | 30.9.2007 | | | 30.9.2008 | 30.9.2007 | | | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| | | Συνεχιζόμενες δραστηριότητες | Διακοπείσες δραστηριότητες | Σύνολο | | Συνεχιζόμενες δραστηριότητες | Διακοπείσες δραστηριότητες | Σύνολο | | | | |
| Τόκοι και εξομοιούμενα έσοδα | 3.235.842 | 2.457.789 | 860 | 2.458.649 | 1.159.790 | 873.982 | - | 873.982 | 3.028.257 | 2.232.173 | 1.076.514 | 794.875 |
| Τόκοι και εξομοιούμενα έξοδα | (1.873.466) | (1.289.612) | - | (1.289.612) | (695.249) | (458.271) | - | (458.271) | (1.999.819) | (1.332.826) | (724.547) | (476.619) |
| Καθαρό έσοδο από τόκους | 1.362.376 | 1.168.177 | 860 | 1.169.037 | 464.541 | 415.711 | - | 415.711 | 1.028.438 | 899.347 | 351.967 | 318.256 |
| Έσοδα από αμοιβές και προμήθειες | 402.477 | 372.221 | 409 | 372.630 | 138.826 | 132.442 | - | 132.442 | 255.561 | 261.088 | 96.665 | 93.425 |
| Προμήθειες έξοδα | (49.208) | (30.886) | - | (30.886) | (19.381) | (12.819) | - | (12.819) | (22.115) | (20.294) | (8.937) | (8.838) |
| Καθαρό έσοδο από αμοιβές και προμήθειες | 353.269 | 341.335 | 409 | 341.744 | 119.445 | 119.623 | - | 119.623 | 233.446 | 240.794 | 87.728 | 84.587 |
| Έσοδα από μερίσματα | 2.522 | 2.220 | - | 2.220 | 165 | 10 | - | 10 | 60.541 | 34.004 | - | 1 |
| Αποτελέσματα χρηματοοικονομικών πράξεων | 38.144 | 58.844 | - | 58.844 | (2.153) | 18.246 | - | 18.246 | 451 | (65.300) | (24.851) | 20.063 |
| Λοιπά έσοδα | 58.525 | 59.543 | 3.573 | 63.116 | 17.707 | 21.220 | - | 21.220 | 16.450 | 25.784 | 3.397 | 12.024 |
| | 99.191 | 120.607 | 3.573 | 124.180 | 15.719 | 39.476 | - | 39.476 | 77.442 | (5.512) | (21.454) | 32.088 |
| **Σύνολο εσόδων** | 1.814.836 | 1.630.119 | 4.842 | 1.634.961 | 599.705 | 574.810 | - | 574.810 | 1.339.326 | 1.134.629 | 418.241 | 434.931 |
| Αμοιβές και έξοδα προσωπικού | (436.511) | (390.715) | (2.338) | (393.053) | (151.261) | (132.032) | - | (132.032) | (315.900) | (288.624) | (111.983) | (95.748) |
| Γενικά διοικητικά έξοδα | (340.741) | (291.526) | (1.583) | (293.109) | (119.564) | (101.828) | - | (101.828) | (247.793) | (241.221) | (84.610) | (89.428) |
| Αποσβέσεις | (64.739) | (55.037) | (239) | (55.276) | (22.559) | (19.929) | - | (19.929) | (42.508) | (37.046) | (14.605) | (13.444) |
| Λοιπά έξοδα | (2.781) | (2.737) | - | (2.737) | (1.125) | (1.003) | - | (1.003) | (2.192) | (1.858) | (708) | (715) |
| **Σύνολο εξόδων** | (844.772) | (740.015) | (4.160) | (744.175) | (294.509) | (254.792) | - | (254.792) | (608.393) | (568.749) | (211.906) | (199.335) |
| Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου | (266.019) | (157.686) | - | (157.686) | (124.063) | (55.085) | - | (55.085) | (233.709) | (136.639) | (104.686) | (48.067) |
| Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες | 7.700 | 1.232 | - | 1.232 | 7.679 | (22) | - | (22) | - | - | - | - |
| | (258.319) | (156.454) | - | (156.454) | (116.384) | (55.107) | - | (55.107) | (233.709) | (136.639) | (104.686) | (48.067) |
| **Κέρδη προ του φόρου εισοδήματος** | 711.745 | 733.650 | 682 | 734.332 | 188.812 | 264.911 | - | 264.911 | 497.224 | 429.241 | 101.649 | 187.529 |
| Φόρος εισοδήματος | (142.199) | (143.369) | (421) | (143.790) | (34.118) | (48.734) | - | (48.734) | (104.850) | (101.605) | (23.217) | (47.186) |
| Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε. | - | - | 80.127 | 80.127 | - | - | - | - | - | - | - | - |
| **Καθαρά κέρδη, μετά το φόρο εισοδήματος** | 549.546 | 590.281 | 80.388 | 670.669 | 154.694 | 216.177 | - | 216.177 | 392.374 | 327.636 | 78.432 | 140.343 |
| **Καθαρά κέρδη που αναλογούν σε:** | | | | | | | | | | | | |
| **Μετόχους της Τραπέζης** | 547.833 | 589.304 | 80.388 | 669.692 | 153.701 | 215.726 | - | 215.726 | - | - | - | - |
| Τρίτους | 1.713 | 977 | - | 977 | 993 | 451 | - | 451 | - | - | - | - |
| **Καθαρά κέρδη ανά μετοχή:** | | | | | | | | | | | | |
| Βασικά (€ ανά μετοχή) | 1,4013 | 1,4505 | 0,1979 | 1,6484 | 0,3752 | 0,5312 | - | 0,5312 | 0,9683 | 0,8064 | 0,1915 | 0,3456 |
| Προσαρμοσμένα (€ ανά μετοχή) | 1,4013 | 1,4471 | 0,1974 | 1,6445 | 0,3752 | 0,5298 | - | 0,5298 | 0,9683 | 0,8045 | 0,1915 | 0,3447 |

**ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ**

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 30.9.2008, καθώς και η μέθοδος ενσωμάτωσης που εφαρμόστηκε, παρατίθενται αναλυτικά στη σημείωση 16 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 30.9.2008.
2. Κατά το χρονικό διάστημα 1.10.2007 έως 30.9.2008 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:
   α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
   - Νέες εταιρίες: Την 31.12.2007 ενοποιήθηκε για πρώτη φορά η εταιρία Alphalife Ανώνυμος Ασφαλιστική Εταιρία Ζωής, η οποία ιδρύθηκε από την Τράπεζα. Την 30.6.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Astra Bank OJSC που αποκτήθηκε από την Τράπεζα και Alpha Ανώνυμη Εταιρία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών - ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management που ιδρύθηκε από την Alpha A.E. Επενδυτικών Συμμετοχών.
     Την 30.9.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Alpha Covered Bonds Plc, η οποία ιδρύθηκε από την Τράπεζα και ABL Holdings Jersey Limited, με έδρα το Jersey, η οποία ιδρύθηκε από την Alpha Bank London Limited.
   - Μεταβίβαση εντός του Ομίλου: Την 29.9.2008 μεταβιβάστηκε από την Alpha Bank London Limited στην ABL Holdings Jersey Limited, η Alpha Asset Finance C.I. Limited.
   - Αλλαγή ονομασίας: Την 27.11.2007 η θυγατρική εταιρία Ιονική Επενδύσεων Α.Ε. μετονομάσθηκε σε APE Investment Property S.A. και την 11.2.2008 η Alpha Finance Α.Χ.Ε.Π.Ε.Υ. μετονομάσθηκε σε Alpha Finance Α.Ε.Π.Ε.Υ.
   - Πωλήσεις/Εκκαθαρίσεις: Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50% στην "Πλάζα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων". Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investment B.V.

   β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:
   - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha - ΤΑΝΕΟ Α.Κ.Ε.Σ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 51%.
   - Αλλαγή μεθόδου ενοποίησης: Την 29.11.2007 η Τράπεζα προέβη στη μεταβίβαση ποσοστού 32,58% της θυγατρικής της εταιρίας APE Investment Property S.A. σε τρίτους. Ταυτόχρονα υπεγράφη συμφωνία ρυθμίσεως σχέσεων μετόχων με βάση την οποία η θυγατρική εταιρία μετατράπηκε σε κοινοπραξία.
   - Πωλήσεις: Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών "Anadolu Alpha Gayrimenkul Ticaret A.S.", ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group.

   γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
   - Νέες εταιρίες: Την 21.5.2008 ο Όμιλος αναγνώρισε συμμετοχή στη συγγενή εταιρία ΕΛ.ΠΕΤ. Βαλκανική Α.Ε.
   - Μεταβίβαση εντός του Ομίλου: Την 28.11.2007 μεταβιβάστηκε από την Τράπεζα στην Ionian Equity Participations Ltd, η A.L.C. Novelle Investments Ltd.
3. Στις ενοποιημένες οικονομικές καταστάσεις δεν περιλαμβάνονται οι εταιρίες Commercial Bank of London Ltd, η οποία δεν έχει δραστηριότητα και Singular Hospitality Solutions (SHS AE), HSC Europe BV και Prismatech Hellas A.E., οι οποίες έχουν πλήρως απομειωθεί και βρίσκονται υπό εκκαθάριση.
4. Αναλυτική περιγραφή της διακοπείσας δραστηριότητας παρατίθεται στη σημείωση 4 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 30.9.2008.
5. Οι ανέλεγκτες φορολογικά χρήσεις της Τραπέζης και των εταιριών του Ομίλου αναφέρονται στις σημειώσεις 14β και 15β επί των Ενδιάμεσων Οικονομικών Καταστάσεων της 30.9.2008 της Τραπέζης και του Ομίλου αντίστοιχα.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους € 4,0 εκατ. Ο Όμιλος και η Τράπεζα έχουν σχηματίσει επίσης λοιπές προβλέψεις ύψους € 53,6 εκατ. και € 11,2 εκατ. αντίστοιχα.
7. Η Τράπεζα, την 30.9.2008, κατείχε 1.727.196 ίδιες μετοχές, αξίας κτήσεως € 31.921 χιλ. Οι λοιπές εταιρίες του Ομίλου δεν κατέχουν ίδιες μετοχές.
8. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 30.9.2008, ήταν 15.095 άτομα (30.9.2007: άτομα 12.716) και στην Τράπεζα 8.705 άτομα (30.9.2007: άτομα 7.578).
9. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2008 έως 30.9.2008, προέκυψαν τα εξής αποτελέσματα:
   - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: έσοδα € 7.720 χιλ., έξοδα € 11.100 χιλ. β) Τραπέζης: έσοδα € 7.664 χιλ., έξοδα € 5.142 χιλ.
   - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα € 15 χιλ., έξοδα € 2.461 χιλ. β) Τραπέζης: έσοδα € 462.812 χιλ., έξοδα € 638.209 χιλ.

   Τα υπόλοιπα, κατά την 30.9.2008, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές έχουν ως εξής:
   - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: απαιτήσεις € 150.272 χιλ., υποχρεώσεις € 102.780 χιλ., εγγυητικές επιστολές € 17.754 χιλ. β) Τραπέζης: απαιτήσεις € 149.136 χιλ., υποχρεώσεις € 77.525 χιλ., εγγυητικές επιστολές € 17.754 χιλ.
   - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: απαιτήσεις € 205 χιλ., υποχρεώσεις € 5 χιλ. β) Τραπέζης: απαιτήσεις € 13.733.988 χιλ., υποχρεώσεις € 21.506.121 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις € 1.466.953 χιλ.
10. Οι λογιστικές αρχές, που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των Ενδιάμεσων Οικονομικών Καταστάσεων της 30.9.2008, είναι συνεπείς με αυτές που αναφέρονται στις αντίστοιχες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, οι οποίες έχουν αναρτηθεί στο διαδίκτυο. Επιπλέον ο Όμιλος και η Τράπεζα έκαναν χρήση των τροποποιήσεων του ΔΛΠ 39 και του ΔΠΧΠ 7 και οι επιπτώσεις από τη χρήση αυτή αναφέρονται στις σημειώσεις 6 & 5 των Ενδιάμεσων Οικονομικών Καταστάσεων της 30.9.2008 του Ομίλου και της Τραπέζης αντίστοιχα.

Αθήνα, 25 Νοεμβρίου 2008

| Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ | Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ | Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ | Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ |
|---|---|---|---|
| ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ<br>Α.Δ.Τ. Χ 661480 | ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ<br>Α.Δ.Τ. Ι 166670 | ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ<br>Α.Δ.Τ. Ν 308546 | ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ<br>Α.Δ.Τ. ΑΒ 522299 |

ALPHA BANK

# INTERIM FINANCIAL STATEMENTS AS AT 30.9.2008

(In accordance with the International Accounting Standard 34)



Athens

November 25, 2008

# TABLE OF CONTENTS

# INTERIM FINANCIAL STATEMENTS

## Interim Income Statement

(Thousands of Euro)

| | Note | From 1 January to | | From 1 July to | |
|---|---|---|---|---|---|
| | | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Interest and similar income | | 3,028,257 | 2,232,173 | 1,076,514 | 794,875 |
| Interest expense and similar charges | | (1,999,819) | (1,332,826) | (724,547) | (476,619) |
| Net interest income | | 1,028,438 | 899,347 | 351,967 | 318,256 |
| Fee and commission income | | 255,561 | 261,088 | 96,665 | 93,425 |
| Commission expense | | (22,115) | (20,294) | (8,937) | (8,838) |
| Net fee and commission income | | 233,446 | 240,794 | 87,728 | 84,587 |
| Dividend income | | 60,541 | 34,004 | | 1 |
| Gains less losses on financial transactions | | 451 | (65,300) | (24,851) | 20,063 |
| Other income | | 16,450 | 25,784 | 3,397 | 12,024 |
| | | 77,442 | (5,512) | (21,454) | 32,088 |
| **Total income** | | **1,339,326** | **1,134,629** | **418,241** | **434,931** |
| Staff costs | | (315,900) | (288,624) | (111,983) | (95,748) |
| General administrative expenses | | (247,793) | (241,221) | (84,610) | (89,428) |
| Depreciation and amortization expenses | 7, 8, 9 | (42,508) | (37,046) | (14,605) | (13,444) |
| Other expenses | | (2,192) | (1,858) | (708) | (715) |
| **Total expenses** | | **(608,393)** | **(568,749)** | **(211,906)** | **(199,335)** |
| Impairment losses and provisions for credit risk | 2 | (233,709) | (136,639) | (104,686) | (48,067) |
| **Profit before income tax** | | **497,224** | **429,241** | **101,649** | **187,529** |
| Income tax | 3 | (104,850) | (101,605) | (23,217) | (47,186) |
| **Profit after income tax** | | **392,374** | **327,636** | **78,432** | **140,343** |
| **Earnings per share:** | 4 | | | | |
| Basic (€ per share) | | 0.97 | 0.81 | 0.19 | 0.35 |
| Diluted (€ per share) | | 0.97 | 0.80 | 0.19 | 0.34 |

*The attached notes (pages 8 - 28) form an integral part of these interim financial statements.*

# Interim Balance Sheet

(Thousands of Euro)

| | Note | 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and balances with Central Banks | | 2,481,380 | 1,650,327 |
| Due from Banks | | 7,730,295 | 7,349,675 |
| Financial assets at fair value through profit or loss | | 20,921 | 264,788 |
| Derivative financial assets | | 527,224 | 384,466 |
| Loans and advances to customers | 5 | 40,534,132 | 35,267,874 |
| Investment securities | 6 | | |
| - Available for sale | | 5,110,953 | 6,300,377 |
| - Held to maturity | | 4,214,390 | |
| Investments in subsidiaries, associates and joint ventures | 18 | 1,815,504 | 1,626,100 |
| Investment property | 7 | 42,081 | 42,370 |
| Property, plant and equipment | 8 | 632,491 | 603,831 |
| Goodwill and other intangible assets | 9 | 57,931 | 55,836 |
| Deferred tax assets | | 171,366 | 158,160 |
| Other assets | | 345,899 | 280,626 |
| | | 63,684,567 | 53,984,430 |
| Non-current assets held for sale | 10 | 48,701 | 54,706 |
| **Total Assets** | | **63,733,268** | **54,039,136** |
| **LIABILITIES** | | | |
| Due to banks | | 7,431,334 | 5,637,562 |
| Derivative financial liabilities | | 472,835 | 383,129 |
| Due to customers | | 31,633,372 | 23,334,888 |
| Debt securities in issue and other borrowed funds | 11 | 19,799,733 | 20,521,976 |
| Liabilities for current income tax and other taxes | | 91,377 | 127,863 |
| Deferred tax liabilities | | 121,322 | 82,960 |
| Employee defined benefit obligations | | 3,684 | 3,733 |
| Other liabilities | | 1,553,505 | 1,159,012 |
| Provisions | 12 | 11,180 | 47,796 |
| **Total Liabilities** | | **61,118,342** | **51,298,919** |
| **EQUITY** | | | |
| Share capital | 13 | 1,931,590 | 1,602,809 |
| Share premium | | | 184,033 |
| Reserves | | 325,666 | 333,892 |
| Retained earnings | 13 | 389,591 | 619,483 |
| Treasury shares | 13 | (31,921) | |
| **Total Equity** | | **2,614,926** | **2,740,217** |
| **Total Liabilities and Equity** | | **63,733,268** | **54,039,136** |

*The attached notes (pages 8 - 28) form an integral part of these interim financial statements.*

# Interim Statement of Changes in Equity

(Thousands of Euro)

| | Share capital | Share premium | Reserves | Retained earnings | Treasury shares | Total |
|---|---|---|---|---|---|---|
| **Balance 1.1.2007** | 1,591,286 | 127,961 | 207,853 | 523,201 | (14,465) | 2,435,836 |
| **Changes for the period 1.1-30.9.2007** | | | | | | |
| Net change in fair value of available for sale securities | | | (35,995) | | | (35,995) |
| Net change in fair value of available for sale securities transferred to income statement from sales | | | 131,962 | | | 131,962 |
| Exchange differences on translating foreign operations | | | | 76 | | 76 |
| Net income recognized directly in equity | | | 95,967 | 76 | | 96,043 |
| Profit for the period, after income tax | | | | 327,636 | | 327,636 |
| **Total** | | | **95,967** | **327,712** | | **423,679** |
| Purchase of treasury shares | | | | | (182,891) | (182,891) |
| Sale of treasury shares | | | | 9,602 | 77,689 | 87,291 |
| Dividends distributed | | | | (304,421) | | (304,421) |
| Appropriation to reserves | | | 53,400 | (53,400) | | |
| Recognition of employee share options | | | 7,461 | | | 7,461 |
| Issue of new shares due to share options exercise | 10,789 | 27,449 | | | | 38,238 |
| Other | | | | (9) | | (9) |
| **Balance 30.9.2007** | 1,602,075 | 155,410 | 364,681 | 502,685 | (119,667) | 2,505,184 |
| **Changes for the period 1.10-31.12.2007** | | | | | | |
| Net change in fair value of available for sale securities | | | (12,201) | | | (12,201) |
| Net change in fair value of available for sale securities transferred to income statement from sales | | | (5,137) | | | (5,137) |
| Exchange differences on translating foreign operations | | | | 124 | | 124 |
| Net income recognized directly in equity | | | (17,338) | 124 | | (17,214) |
| Profit for the period, after income tax | | | | 129,370 | | 129,370 |
| **Total** | | | **(17,338)** | **129,494** | | **112,156** |
| Purchase of treasury shares | | | | | (146,298) | (146,298) |
| Sale of treasury shares | | | | (12,601) | 265,965 | 253,364 |
| Recognition of employee share options | | | 12,026 | | | 12,026 |
| Exercise of employee share options | | 25,477 | (25,477) | | | |
| Issue of new shares due to share options exercise | 734 | 3,146 | | | | 3,880 |
| Other | | | | (95) | | (95) |
| **Balance 31.12.2007** | 1,602,809 | 184,033 | 333,892 | 619,483 | | 2,740,217 |

# Interim Statement of Changes in Equity

(Thousands of Euro)

| | Share capital | Share premium | Reserves | Retained earnings | Treasury shares | Total |
|---|---|---|---|---|---|---|
| **Balance 1.1.2008** | 1,602,809 | 184,033 | 333,892 | 619,483 | | 2,740,217 |
| **Changes for the period 1.1- 30.9.2008** | | | | | | |
| Net change in fair value of available for sale securities (after taxes) | | | (59,935) | | | (59,935) |
| Net change in fair value of available for sale securities transferred to income statement | | | 5,609 | | | 5,609 |
| Exchange differences on translating foreign operations | | | | (123) | | (123) |
| Net income recognized directly in equity | | | (54,326) | (123) | | (54,449) |
| Profit for the period, after income tax | | | | 392,374 | | 392,374 |
| **Total** | | | **(54,326)** | **392,251** | | **337,925** |
| Purchase of treasury shares (note 13) | | | | | (373,326) | (373,326) |
| Sale of treasury shares (note 13) | | | | (66,849) | 341,405 | 274,556 |
| Share capital increase by capitalization of share premium and retained earnings (note 13) | 328,781 | (184,033) | | (144,748) | | |
| Dividends distributed | | | | (362,199) | | (362,199) |
| Appropriation to reserves | | | 46,100 | (46,100) | | |
| Other | | | | (2,247) | | (2,247) |
| **Balance 30.9.2008** | 1,931,590 | | 325,666 | 389,591 | (31,921) | 2,614,926 |

*The attached notes (pages 8 - 28) form an integral part of these interim financial statements.*

# Interim Cash Flow Statement

| | Note | (Thousands of Euro) From 1 January to 30.9.2008 | 30.9.2007 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Profit before income tax | | 497,224 | 429,241 |
| **Adjustments for:** | | | |
| Depreciation of property, plant and equipment | 7, 8 | 26,067 | 24,080 |
| Amortization of intangible assets | 9 | 16,441 | 12,966 |
| Impairment losses from loans and provisions | | 248,082 | 147,105 |
| Other adjustments | | - | 7,461 |
| (Gains)/losses from investing activities | | (32,375) | 76,057 |
| (Gains)/losses from financing activities | | 114,323 | 81,315 |
| | | **869,762** | **778,225** |
| **Net (increase) / decrease in assets relating to operating activities:** | | | |
| Due from banks | | 772,301 | (1,477,084) |
| Financial assets at fair value through profit or loss and derivative financial assets | | 101,109 | 82,432 |
| Loans and advances to customers | | (5,589,074) | (5,009,462) |
| Other assets | | (65,262) | 3,181 |
| **Net increase / (decrease) in liabilities relating to operating activities:** | | | |
| Due to banks | | 1,793,772 | (2,745,528) |
| Derivative financial liabilities | | 89,707 | 133,392 |
| Due to customers | | 7,756,155 | 4,535,671 |
| Other liabilities | | 452,981 | 198,227 |
| **Net cash flows from operating activities before taxes** | | 6,181,451 | (3,500,946) |
| Income taxes and other taxes paid | | (97,555) | (86,675) |
| **Net cash flows from operating activities** | | **6,083,896** | **(3,587,621)** |
| **Cash flows from investing activities** | | | |
| Acquisitions of subsidiaries, associates and joint ventures | | (197,744) | (22,377) |
| Proceeds from sale of investments in subsidiaries, associates and joint ventures | | | 1,117 |
| Dividends received | | 60,530 | 33,994 |
| Purchase of property, plant and equipment | 7, 8, 9 | (83,053) | (65,961) |
| Disposal of property, plant and equipment | | 21,603 | 23,037 |
| Net (increase) / decrease in investment securities | | (3,147,066) | 3,106,093 |
| **Net cash flows from investing activities** | | **(3,345,730)** | **3,075,903** |
| **Cash flows from financing activities** | | | |
| Equity increase from share options exercise | | | 38,238 |
| Expenses of share capital increase | | (2,204) | |
| (Purchases) / sales of treasury shares | | (86,212) | (80,935) |
| Dividends paid | | (360,137) | (302,259) |
| Proceeds from the issue of debt securities and other borrowed funds | | | 677,038 |
| Repayment of debt securities and other borrowed funds | | (306,795) | (419,084) |
| **Net cash flows from financing activities** | | **(755,348)** | **(87,002)** |
| **Effect of exchange rate fluctuations on cash and cash equivalents** | | **1,156** | **643** |
| **Net increase / (decrease) in cash and cash equivalents** | | **1,983,974** | **(598,077)** |
| **Cash and cash equivalents at the beginning of the period** | | **4,356,928** | **4,608,407** |
| **Cash and cash equivalents at the end of the period** | | **6,340,902** | **4,010,330** |

*The attached notes (pages 8 - 28) form an integral part of these interim financial statements.*

# Notes to the Interim Financial Statements

## GENERAL INFORMATION

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's object is to engage, on its account or on behalf of third parties, in Greece and abroad, independently or collaboratively, including a joint venture with third parties, in any and all (main and secondary) operations, activities, transactions and services allowed to credit institutions, in conformity with whatever rules and regulations (domestic, Community, foreign) may be in force each time. In order to serve this object, the Bank may perform any kind of action, operation or transaction which, directly or indirectly, is pertinent, complementary or auxiliary to the purposes mentioned above.

The term of the Board of Directors, elected by the Shareholders at the General Meeting of 19 April 2005, ends in 2010.

The General Meeting of Shareholders on 3 April 2008 approved the resolution to increase the number of the Directors from 14 to 15, as set out in the Bank's Articles of Incorporation and elected Mrs. Ioanna E. Papadopoulou as a non-executive member. It also elected Mr. Minas G. Tanes and Mr. George E. Agouridis as non-executive independent members.

The Board of Directors as at 30 September 2008 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Independent Member)
Minas G. Tanes ***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO) ***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas *
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

The certified auditors of the semi-annual and year end financial statements of the Bank are:

Principal Auditors: Marios T. Kyriacou
Nick E. Vouniseas

Substitute Auditors: Charalambos G. Sirounis
Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 30 September 2008 Alpha Bank was ranked third in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDRs) and they are traded over the counter in New York (ADRs).

As at 30 September 2008 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the nine month period of 2008 amounted to an average of 1,395,256 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

**The financial statements have been approved by the Board of Directors on 25 November 2008.**

# ACCOUNTING POLICIES APPLIED

## 1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 30 September 2008 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Financial assets at fair value through profit or loss
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies, applied by the Bank in preparing the condensed interim financial statements as at 30 September 2008, are consistent with those stated in the published financial statements for the year ended 31 December 2007, after taking into account the interpretation 11 "IFRS 2 – Group and Treasury Share Transactions", issued by the International Accounting Standards Board (IASB), adopted by the European Union and is effective for annual periods beginning on or after 1.1.2008. The adoption of this interpretation did not have a material impact on the Bank's financial statements.

In addition the International Accounting Standards Board (IASB) issued an amendment of IAS 39 and IFRS 7 "Reclassification of Financial Assets", which was adopted by the European Union with Regulation 1004/15.10.2008. The amendment permits under certain circumstances the reclassification of non-derivative financial assets to a category different from that classified upon initial recognition. This amendment is effective from 1 July 2008. The Bank has applied this amendment and the impact on the financial statements is presented in note 5.

The adoption by the European Union, by 31 December 2008, of new standards, interpretations or amendments which have been issued or may be issued during the year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption for periods beginning on or after 1 January 2008, may retrospectively affect the periods presented in these interim financial statements.

# INCOME STATEMENT

## 2. Impairment losses and provisions for credit risk

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Impairment losses on loans and advances to customers | 284,119 | 130,193 | 149,328 | 23,056 |
| Provisions to cover credit risk relating to off-balance sheet items | (38,229) | 15,054 | (40,138) | 30,000 |
| Recoveries | (12,181) | (8,608) | (4,504) | (4,989) |
| **Total** | **233,709** | **136,639** | **104,686** | **48,067** |

The severe aggravation of credit turmoil during the third quarter of 2008 and its gradual transfer to the real economy represents a significant indication of loans impairment.

Despite the fact that there are not as yet any signs that the credit turmoil has affected the repayment of loans, the Bank reassessed the amount of the estimated impairment losses, which as a percentage of loans amounts to 1% for the third quarter of 2008 compared to 0.63% and 0.74% for the first and second quarter respectively.

## 3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for fiscal year 2007 and thereafter.

According to Law 3697/2008 the tax rate is reduced by one percent each year starting from 2010 until the rate reaches 20% in 2014 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed for the fiscal year 2007, at the current tax rate (today 25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax since it has already been taxed at the corporate level for the fiscal years 2007 and 2008.

It should be noted that, in accordance with Law 3697/2008, dividends approved by the general shareholders meetings after 1.1.2009 are subject to a withholding tax of 10% with no further tax obligation for the beneficiary.

The income tax expense is analysed as follows:

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Current tax | 61,068 | 64,376 | 24,302 | 31,231 |
| Deferred tax | 43,782 | 37,229 | (1,085) | 15,955 |
| **Total** | **104,850** | **101,605** | **23,217** | **47,186** |

Deferred tax recognized in the income statement is attributable to the following temporary differences:

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Depreciation and fixed asset write-offs | 3,247 | 5,245 | 1,197 | 1,439 |
| Valuation of loans | 14,566 | (6,759) | 32,629 | 2,795 |
| Suspension of interest accruals | 29,736 | 20,326 | 11,055 | 7,934 |
| Loans impairment | 2,846 | 8,275 | (104) | 2,420 |
| Employee defined benefit obligations | (81) | 419 | 43 | 135 |
| Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees) | 12,999 | | (1,283) | |
| Valuation of derivatives | (2,372) | (6,036) | (23,099) | (1,595) |
| Effective interest rate | 8,168 | 2,807 | 3,948 | 2,485 |
| Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge | (2,571) | 10,096 | (7,260) | (455) |
| Valuation of investments in subsidiaries due to hedging (note 18) | (2,129) | | (645) | |
| Valuation of bonds | (16,344) | | (16,311) | |
| Valuation of other securities | (6,979) | | (1,345) | |
| Other | 2,696 | 2,856 | 90 | 797 |
| **Total** | **43,782** | **37,229** | **(1,085)** | **15,955** |

The temporary differences attributable to the valuation of investments, bonds and other securities are due to the tax imposed according to Law 3634/2008.

Reconciliation of effective and nominal tax rate:

| | From 1 January to | | | | From 1 July to | | | |
|---|---|---|---|---|---|---|---|---|
| | 30.9.2008 | | 30.9.2007 | | 30.9.2008 | | 30.9.2007 | |
| | % | | % | | % | | % | |
| **Profit before income tax** | | **497,224** | | **429,241** | | **101,649** | | **187,529** |
| Income tax (nominal tax rate) | 25 | 124,306 | 25 | 107,310 | 25 | 25,412 | 25 | 46,882 |
| **Increase/(decrease) due to:** | | | | | | | | |
| Additional tax on income of fixed assets | 0.03 | 145 | 0.02 | 103 | | | 0.04 | 66 |
| Non taxable income | (3.26) | (16,208) | (3.60) | (15,454) | (0.40) | (406) | (2.43) | (4,566) |
| Non deductible expenses | 1.35 | 6,683 | 1.22 | 5,213 | 2.70 | 2,744 | 2.05 | 3,860 |
| Part of profit relating to non taxable income | | | (0.84) | (3,587) | | | (1.68) | (3,150) |
| Part of profit relating to distributable income | | | 0.61 | 2,620 | | | 1.22 | 2,294 |
| Other temporary differences | (2.03) | (10,076) | 1.26 | 5,400 | (4.46) | (4,533) | 0.96 | 1,800 |
| **Income tax** (effective tax rate) | **21.09** | **104,850** | **23.67** | **101,605** | **22.84** | **23,217** | **25.16** | **47,186** |

## 4. Earnings per share

### a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Profit attributable to shareholders* | 392,374 | 327,636 | 78,432 | 140,343 |
| Weighted average number of outstanding ordinary shares | 405,207,665 | 406,286,618 | 409,620,895 | 406,134,565 |
| Basic earnings per share (in €) | 0.97 | 0.81 | 0.19 | 0.35 |

### b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program granted to executives and managers of the Bank, exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and diluted earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Profit attributable to shareholders* | 392,374 | 327,636 | 78,432 | 140,343 |
| Weighted average number of outstanding ordinary shares | 405,207,665 | 406,286,618 | 409,620,895 | 406,134,565 |
| Adjustment for share options | | 967,881 | | 1,050,275 |
| Weighted average number of outstanding ordinary shares for diluted earnings per share | 405,207,665 | 407,254,499 | 409,620,895 | 407,184,840 |
| Diluted earnings per share (in €) | 0.97 | 0.80 | 0.19 | 0.34 |

ASSETS

## 5. Loans and advances to customers

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Individuals:** | | |
| Mortgages | 8,269,316 | 9,741,095 |
| Securitized mortgage loans (note 11) | 2,709,421 | |
| Consumer | 3,472,191 | 2,922,529 |
| Credit cards | 1,165,632 | 1,046,941 |
| Other | 94,762 | 100,031 |
| Total | 15,711,322 | 13,810,596 |
| **Companies:** | | |
| Corporate loans [1] | 25,294,416 | 21,900,097 |
| **Other receivables** | 270,845 | 166,342 |
| | 41,276,583 | 35,877,035 |
| Less: | | |
| Allowance for impairment losses [2] | (742,451) | (609,161) |
| **Total** | **40,534,132** | **35,267,874** |

## Allowance for impairment losses

| | |
|---|---|
| **Balance 1.1.2007** | **739,327** |
| **Changes for the period 1.1 - 30.9.2007** | |
| Foreign exchange differences | (263) |
| Impairment losses for the period (note 2) | 130,193 |
| Change in present value of impairment reserve | 36,332 |
| Loans written-off during the period | (224,308) |
| **Balance 30.9.2007** | **681,281** |
| **Changes for the period 1.10 - 31.12.2007** | |
| Foreign exchange differences | 100 |
| Impairment losses for the period | 42,071 |
| Change in present value of impairment reserve | 2,368 |
| Loans written-off during the period | (116,659) |
| **Balance 31.12.2007** | **609,161** |
| **Changes for the period 1.1 - 30.9.2008** | |
| Foreign exchange differences | (2) |
| Impairment losses for the period (note 2) | 284,119 |
| Change in present value of impairment reserve | 33,206 |
| Loans written-off during the period | (184,033) |
| **Balance 30.9.2008** | **742,451** |

*(1) In accordance with the amendments to IAS 39, the Bank reclassified securities of €16.8 million from the available for sale portfolio to the loans portfolio. These securities are not traded in an active market and the Bank has the intention to hold them in the foreseeable future. The above securities are included in corporate loans and are subject to an impairment test.*

*(2) In addition to the allowance for impairment losses, an additional provision of € 7,700 has been recorded to cover credit risk relating to off-balance sheet items (note 12). The total provision recorded to cover credit risk amounts to €750,151 (31.12.2007: € 655,090).*

## 6. Investment securities

**a.** Held to maturity investments include:

i. Bonds held by the Bank amounting to € 1.1 billion, which up to 30.6.2008 were classified as "Available for sale".

The bonds have been reclassified at fair value as at 30.6.2008, which became their new amortized cost on the basis of which the effective interest rate method was used to allocate the interest income thereafter. At that date the fair value of these bonds was € 63.3 million less than their carrying amount. This difference, already recognized in equity, shall be amortized to interest income over the remaining life of the bonds.

Had the above mentioned bonds not been reclassified from the Available for sale portfolio, their fair value would have been lower than the carrying amount by an additional amount of € 101.7 million.

ii. Bonds amounting to € 1.9 billion that the Bank purchased during the third quarter and has the intention and ability to hold until maturity.

iii. Bonds amounting to € 1.2 billion that consist part of the money market mutual funds' investments that the Bank recognised in its financial statements. (note 18h)

**b.** Available for sale portfolio includes bonds amounting to € 229 million that consist part of the money market mutual funds' investments.

As of 30.9.2008 the fair value of the above bonds, which were part of the money market mutual funds' investments and are classified into investment securities, was less than their carrying amount by € 278 million.

## 7. Investment property

| | Land and Buildings |
|---|---|
| **Balance 1.1.2007** | |
| Cost | 48,449 |
| Accumulated depreciation | (6,443) |
| Net book value 1.1.2007 | 42,006 |
| **1.1.2007-30.9.2007** | |
| Net book value 1.1.2007 | 42,006 |
| Additions | 684 |
| Depreciation charge for the period | (301) |
| Net book value 30.9.2007 | 42,389 |
| **Balance 30.9.2007** | |
| Cost | 49,133 |
| Accumulated depreciation | (6,744) |
| **1.10.2007-31.12.2007** | |
| Net book value 1.10.2007 | 42,389 |
| Additions | 86 |
| Depreciation charge for the period | (105) |
| Net book value 31.12.2007 | 42,370 |
| **Balance 31.12.2007** | |
| Cost | 49,219 |
| Accumulated depreciation | (6,849) |
| **1.1.2008-30.9.2008** | |
| Net book value 1.1.2008 | 42,370 |
| Additions | 299 |
| Reclassification to "Property, plant and equipment" | (274) |
| a) Cost | (425) |
| b) Accumulated depreciation | 151 |
| Depreciation charge for the period | (314) |
| Net book value 30.9.2008 | 42,081 |
| **Balance 30.9.2008** | |
| Cost | 49,093 |
| Accumulated depreciation | (7,012) |

## 8. Property, plant and equipment

| | Land and Buildings | Leased equipment | Equipment | Total |
|---|---|---|---|---|
| **Balance 1.1.2007** | | | | |
| Cost | 663,951 | 1,142 | 269,300 | 934,393 |
| Accumulated depreciation | (166,618) | (942) | (222,197) | (389,757) |
| Net book value 1.1.2007 | 497,333 | 200 | 47,103 | 544,636 |
| **1.1.2007-30.9.2007** | | | | |
| Net book value 1.1.2007 | 497,333 | 200 | 47,103 | 544,636 |
| Additions | 21,767 | | 15,824 | 37,591 |
| Foreign exchange differences | 15 | | 4 | 19 |
| a) Cost | 23 | | 15 | 38 |
| b) Accumulated depreciation | (8) | | (11) | (19) |
| Disposals | (4,529) | | (44) | (4,573) |
| a) Cost | (7,408) | | (1,272) | (8,680) |
| b) Accumulated depreciation | 2,879 | | 1,228 | 4,107 |
| Reclassification from "Non-current assets held for sale" (1) | 42,405 | | | 42,405 |
| a) Cost | 43,298 | | | 43,298 |
| b) Accumulated depreciation | (893) | | | (893) |
| Depreciation charge for the period | (11,065) | (90) | (12,624) | (23,779) |
| Net book value 30.9.2007 | 545,926 | 110 | 50,263 | 596,299 |
| **Balance 30.9.2007** | | | | |
| Cost | 721,631 | 1,142 | 283,867 | 1,006,640 |
| Accumulated depreciation | (175,705) | (1,032) | (233,604) | (410,341) |
| **1.10.2007-31.12.2007** | | | | |
| Net book value 1.10.2007 | 545,926 | 110 | 50,263 | 596,299 |
| Additions | 10,695 | | 6,102 | 16,797 |
| Foreign exchange differences | 27 | | 8 | 35 |
| a) Cost | 39 | | 25 | 64 |
| b) Accumulated depreciation | (12) | | (17) | (29) |
| Disposals | (63) | | (67) | (130) |
| a) Cost | (109) | | (279) | (388) |
| b) Accumulated depreciation | 46 | | 212 | 258 |
| Depreciation charge for the period | (4,575) | (30) | (4,565) | (9,170) |
| Net book value 31.12.2007 | 552,010 | 80 | 51,741 | 603,831 |
| **Balance 31.12.2007** | | | | |
| Cost | 732,256 | 1,142 | 289,715 | 1,023,113 |
| Accumulated depreciation | (180,246) | (1,062) | (237,974) | (419,282) |
| **1.1.2008-30.9.2008** | | | | |
| Net book value 1.1.2008 | 552,010 | 80 | 51,741 | 603,831 |
| Additions | 33,217 | | 21,086 | 54,303 |
| Foreign exchange differences | (52) | | (28) | (80) |
| a) Cost | (76) | | (64) | (140) |
| b) Accumulated depreciation | 24 | | 36 | 60 |
| Disposals | (29) | | (53) | (82) |
| a) Cost | (65) | | (1,157) | (1,222) |
| b) Accumulated depreciation | 36 | | 1,104 | 1,140 |
| Reclassification from "Investment property" | 272 | | | 272 |
| a) Cost | 424 | | | 424 |
| b) Accumulated depreciation | (152) | | | (152) |
| Reclassification | | (60) | 60 | |
| a) Cost | | (1,142) | 1,142 | |
| b) Accumulated depreciation | | 1,082 | (1,082) | |
| Depreciation charge for the period | (11,265) | (20) | (14,468) | (25,753) |
| Net book value 30.9.2008 | 574,153 | | 58,338 | 632,491 |
| **Balance 30.9.2008** | | | | |
| Cost | 765,756 | | 310,722 | 1,076,478 |
| Accumulated depreciation | (191,603) | | (252,384) | (443,987) |

*(1) During 2007 property, plant and equipment amounting to € 42.4 million was reclassified from "Non-current assets held for sale" due to Bank's decision for own use. The depreciation for the respective period that the specific Property, plant and equipment was classified as "Non-current assets held for sale" amounts to € 2.2 million and it was charged to the profit and loss account in 2007.*

## 9. Goodwill and other intangible assets

| | Software | Banking rights | Total |
|---|---|---|---|
| **Balance 1.1.2007** | | | |
| Cost | 126,671 | | 126,671 |
| Accumulated amortization | (84,567) | | (84,567) |
| Net book value 1.1.2007 | 42,104 | | 42,104 |
| **1.1.2007-30.9.2007** | | | |
| Net book value 1.1.2007 | 42,104 | | 42,104 |
| Additions | 21,407 | | 21,407 |
| Foreign exchange differences | 1 | | 1 |
| a) Cost | 4 | | 4 |
| b) Accumulated amortization | (3) | | (3) |
| Disposals | (618) | | (618) |
| a) Cost | (618) | | (618) |
| b) Accumulated amortization | | | |
| Amortization charge for the period | (12,966) | | (12,966) |
| Net book value 30.9.2007 | 49,928 | | 49,928 |
| **Balance 30.9.2007** | | | |
| Cost | 147,464 | | 147,464 |
| Accumulated amortization | (97,536) | | (97,536) |
| **1.10.2007-31.12.2007** | | | |
| Net book value 1.10.2007 | 49,928 | | 49,928 |
| Additions [1] | 8,978 | 1,785 | 10,763 |
| Foreign exchange differences | 10 | | 10 |
| a) Cost | 7 | | 7 |
| b) Accumulated amortization | 3 | | 3 |
| Amortization charge for the period | (4,835) | (30) | (4,865) |
| Net book value 31.12.2007 | 54,081 | 1,755 | 55,836 |
| **Balance 31.12.2007** | | | |
| Cost | 156,449 | 1,785 | 158,234 |
| Accumulated amortization | (102,368) | (30) | (102,398) |
| **1.1.2008-30.9.2008** | | | |
| Net book value 1.1.2008 | 54,081 | 1,755 | 55,836 |
| Additions | 18,575 | | 18,575 |
| Foreign exchange differences | (39) | | (39) |
| a) Cost | (60) | | (60) |
| b) Accumulated amortization | 21 | | 21 |
| Amortization charge for the period | (16,174) | (267) | (16,441) |
| Net book value 30.9.2008 | 56,443 | 1,488 | 57,931 |
| **Balance 30.9.2008** | | | |
| Cost | 174,964 | 1,785 | 176,749 |
| Accumulated amortization | (118,521) | (297) | (118,818) |

## 10. Non-current assets held for sale

Non-current assets held for sale include land, buildings and office equipment amounting to € 48,701 (31.12.2007: € 54,706).

*[1] Amount of € 1,785 refers to the purchase of a brand name and other banking rights which will be amortized over 5 years.*

LIABILITIES

## 11. Debt securities in issue and other borrowed funds

| | |
|---|---|
| **Short term securities (ECP)** [1] | |
| **Balance 1.1.2008** | - |
| **Changes for the period 1.1-30.9.2008** | |
| New issues | 2,513,576 |
| Maturities/Redemptions | (1,546,974) |
| Accrued interest | 21,339 |
| Foreign exchange differences | 8,972 |
| **Balance 30.9.2008** | **996,913** |
| **Senior debt securities** | |
| **Balance 1.1.2008** | **18,187,633** |
| **Changes for the period 1.1-30.9.2008** | |
| New issues [2] | 4,993,751 |
| Maturities/Redemptions | (6,534,244) |
| Fair value change due to hedging | (4,084) |
| Accrued interest | (2,046) |
| Foreign exchange differences | 7,381 |
| **Balance 30.9.2008** | **16,648,391** |
| **Subordinated debt** | |
| **Balance 1.1.2008** | **1,412,431** |
| **Changes for the period 1.1-30.9.2008** | |
| Maturities/Redemptions [3] | (200,000) |
| Fair value change due to hedging | 14,370 |
| Accrued interest | (2,906) |
| Foreign exchange differences | 17,654 |
| **Balance 30.9.2008** | **1,241,549** |
| **Hybrid securities** | |
| **Balance 1.1.2008** | **921,912** |
| **Changes for the period 1.1-30.9.2008** | |
| Accrued interest | (9,032) |
| **Balance 30.9.2008** | **912,880** |
| **Total** | **19,799,733** |

On 18 July 2008 the issuance of two covered bonds was completed through Alpha Covered Bonds Plc, a subsidiary of the Bank, in accordance with article 91 of Law 3601/2007 and P.D./BOG 2598/2.11.2007. Each covered bond issue amounts to € 1 billion and has a three and five year duration respectively. The bonds are guaranteed by the Bank and they are collateralized with mortgage loans. The bonds received a AAA rating from three international credit rating agencies (Standard & Poor's, Moody's, and Fitch). Up-to-date these issues have been retained by the Bank and pledged as collateral for monetary policy purposes with the Bank of Greece. In the future they may also be sold to investors.

*(1) The Bank raises short term liquidity, through a Euro Commercial Paper program amounting to total € 5 billion. Under this program commercial paper may be issued at a discount or may bear floating, fixed or index linked interest with 1 to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.*

*The issues in Euro pay an average spread of 9 to 35 basis points over Euribor of the respective period.*

*The issues in US Dollars were set on from 14 to 42 basis points over Libor of the respective period.*

*The issues in YEN were set on from 20 to 25 basis points over Libor of the respective period.*

*(2) The new senior debt issues amounting to € 4,137 pay a Euribor floating rate, with a spread from 12 up to 125 basis points, depending on the duration of issue. Additionally, in new senior debt issues amounting to € 375 million, an embedded put option for the investor exists which bears Euribor plus variable spread. If the investor does not exercise the option, the spread may increase to a maximum between 40 and 120 basis points.*

*(3) On 19 February 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.*

*On 10 July 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.*

The € 2 billion liability due to the securitization of mortgage loans is not presented in "debt securities in issue and other borrowed funds" since these securities, issued by the Bank's subsidiary Alpha Covered Bonds Plc, are held by the Bank.

## 12. Provisions

| | |
|---|---|
| **Balance 1.1.2007** | **17,901** |
| **Changes for the period 1.1-30.9.2007** | |
| Other provisions charged to profit and loss | 1,629 |
| Provisions to cover credit risk relating to off-balance sheet items (note 2) | 15,054 |
| Provisions used during the period | (15) |
| **Balance 30.9.2007** | **34,569** |
| **Changes for the period 1.10-31.12.2007** | |
| Reversal of provisions | (2,702) |
| Provisions to cover credit risk relating to off-balance sheet items | 15,929 |
| **Balance 31.12.2007** | **47,796** |
| **Balance 1.1.2008** | **47,796** |
| **Changes for the period 1.1-30.9.2008** | |
| Reversal of provisions to cover credit risk relating to off-balance sheet items (note 2) | (38,229) |
| Other provisions charged to profit and loss | 2,056 |
| Provisions used during the period | (443) |
| **Balance 30.9.2008** | **11,180** |

EQUITY

## 13. Share capital, Retained earnings and Treasury shares

### a) Share capital

The Ordinary Meeting of the Shareholders, held on 3 April 2008, approved the increase of the Bank's share capital by € 328,781 through the capitalization of the share premium reserve of € 184,033 and part of the Retained earnings of € 144,748, with an increase of the nominal value of each share from € 3.90 to € 4.70.

The Ministry of Development approved through the K2-5168/22.4.2008 decision, the amendment of article 5 of the Bank's Articles of Incorporation following the increase in its share capital.

Pursuant to the above, as at 30 September 2008 the Bank's share capital amounts to € 1,931,590, divided into 410,976,652 shares of a nominal value of € 4.70 each.

### b) Retained earnings

On 15 April 2008 a dividend of € 0.90 per share was distributed amounting to a total of € 362,199, relating to fiscal year 2007.

### c) Treasury shares

The Bank pursuant to the decisions of prior years' General Meetings of Shareholders purchased, during the first quarter of 2008, 8,123,677 treasury shares at a cost of € 167,551 (€ 20.63 per share).

Based on the decision of the General Meeting of Shareholders held on 3 April 2008 which approved the establishment of a share buy back program, for the period April 2008 - April 2010, the Bank acquired during the period 1.4 - 30.9.2008 10,042,585 treasury shares at a cost of € 205,775 (€ 20.49 per share).

On 30 June 2008, the Bank completed the sale of 16,439,066 treasury shares the cost of which amounted to € 341,405, through a private placement, which represented 4% of its issued share capital. The result of the above transaction has been recognized directly to the Retained earnings account of equity.

As at 30 September 2008 the Bank holds 1,727,196 treasury shares with a cost of € 31,921 (€ 18.48 per share).

The number of treasury shares and the cost are analyzed as follows:

| | Number of shares | Cost | Percentage |
|---|---|---|---|
| **Balance 31.12.2007** | | | |
| Purchases 1.1 - 30.9.2008 | 18,166,262 | 373,326 | 4.42% |
| Sale 30.6.2008 | (16,439,066) | (341,405) | (4.00%) |
| **Balance 30.9.2008** | **1,727,196** | **31,921** | **0.42%** |

ADDITIONAL INFORMATION

# 14. Contingent liabilities and commitments

## a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

## b) Tax issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. The Bank's branches in London and in Albania have been audited by the tax authorities for the years up to and including 2005 and 2007 respectively, while in Bulgaria the tax audit is in progress for fiscal years 2003-2007.

Additional taxes and penalties may be imposed for the unaudited tax years.

## c) Operating leases

### ► Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administrative purposes.

The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| ► Less than one year | 28,723 | 25,410 |
| ► Between one and five years | 85,880 | 70,904 |
| ► More than five years | 75,864 | 57,918 |
| **Total** | **190,467** | **154,232** |

The total lease expense for the nine month period of 2008 relating to rental of buildings amounts to € 25,424 (2007: € 20,038) and are included in "General administrative expenses".

### ► Bank as a lessor

The Bank's receivables from leases relating to building leased either to group companies or third parties.

The minimum future revenues are:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| ► Less than one year | 3,702 | 3,720 |
| ► Between one and five years | 8,957 | 10,307 |
| ► More than five years | 6,285 | 7,218 |
| **Total** | **18,944** | **21,245** |

The lease revenues for the nine month period of 2008 amount to € 2,928 (2007: € 2,477) and are included in "Other income".

## d) Off-balance sheet liabilities

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Letters of guarantee | 6,481,755 | 5,453,629 |
| Letters of credit | 107,513 | 82,857 |
| Undrawn credit facilities | 21,440,058 | 16,386,205 |
| Guarantees relating to bonds issued by subsidiaries of the Bank | 19,767,679 | 20,485,817 |
| **Total** | **47,797,005** | **42,408,508** |

### e) Assets pledged

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Loans to customers | 964,490 | 800,490 |
| Investment securities | 3,151,000 | 160,000 |
| **Total** | **4,115,490** | **960,490** |

The Bank has collateralized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006. With this act, the Bank of Greece accepts as collateral for monetary policy purposes and intraday credit, non-marketable assets, which should meet the terms and conditions of the above act.

From the investments securities, an amount of € 5 million is pledged as collateral to the clearing house of derivative transactions "ETESEP AE" as a margin account insurance and an amount of € 3,146 million is pledged as collateral for the participation in the Intra – Europe clearing of payments system on an ongoing time (TARGET) and in the European Central Bank's main refinancing operations.

Securities amounting € 2 billion, included in the above amount and issued due to the securitization of mortgage loans, are held by the Bank. The above securities are not presented in "Investment Securities" but are deducted from the Bank's liabilities to the Special Purpose Entity, which issued the bonds.

## 15. Segment reporting

(Amounts in millions of €)

| | 1.1 - 30.9.2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Bank | Retail Banking | Corporate Banking | Asset Management/ Insurance | Investment Banking/ Treasury | South-Eastern Europe | Other |
| Interest | 1,028.4 | 761.5 | 208.0 | 1.7 | 28.3 | 28.9 | |
| Commission | 233.4 | 121.2 | 63.2 | 29.9 | 13.2 | 5.9 | |
| Other income | 77.5 | 8.6 | 7.9 | 0.8 | (12.2) | 2.6 | 69.8 |
| **Total income** | **1,339.3** | **891.3** | **279.1** | **32.4** | **29.3** | **37.4** | **69.8** |
| Expenses | (608.4) | (430.5) | (81.7) | (16.9) | (15.1) | (32.1) | (32.1) |
| Impairment losses | (233.7) | (154.6) | (68.9) | | | (10.2) | |
| **Profit before income tax** | **497.2** | **306.2** | **128.5** | **15.5** | **14.2** | **(4.9)** | **(37.7)** |

(Amounts in millions of €)

| | 1.1 - 30.9.2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Bank | Retail Banking | Corporate Banking | Asset Management/ Insurance | Investment Banking/ Treasury | South-Eastern Europe | Other |
| Interest | 899.3 | 672.9 | 180.1 | 2.6 | 26.9 | 16.8 | |
| Commission | 240.8 | 119.5 | 69.3 | 38.5 | 9.6 | 3.9 | |
| Other income | (5.5) | 14.8 | 3.7 | 1.8 | 19.8 | 0.7 | (46.3) |
| **Total income** | **1,134.6** | **807.2** | **253.1** | **42.9** | **56.3** | **21.4** | **(46.3)** |
| Expenses | (568.8) | (403.7) | (74.6) | (22.3) | (15.8) | (14.5) | (37.9) |
| Impairment losses | (136.6) | (77.9) | (58.7) | | | | |
| **Profit before income tax** | **429.2** | **325.6** | **119.8** | **20.6** | **40.5** | **6.9** | **(84.2)** |

i. Retail Banking

Includes all individuals (retail banking customers) of the Bank, professionals, and small companies.

The Bank through its extended branch network offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer and corporate loans, letters of guarantee) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division and shipping corporations.

The Bank offers working capital facilities, corporate loans, and letters of guarantee.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Bank's private banking units. In addition it offers a wide range of insurance products to individuals and companies.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v.South-Eastern Europe

Consists of the Bank's branches operating in South-Eastern Europe.

vi. Other

This segment consists of the Bank's administration section.

## 16. Capital adequacy

The Bank's capital adequacy is monitored by the Bank of Greece, to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Bank must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which have been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

| | 30.9.2008<br>Basel II | 31.12.2007<br>Basel I |
|---|---|---|
| Tier I ratio | 6.0% | 6.5% |
| **Capital adequacy ratio (Tier I + Tier II)** | **10.4%** | **12.0%** |

## 17. Related-party transactions

The Bank enters into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by relevant Bank committees.

**a.** The outstanding balances of the transactions with members of the Board of Directors, their close family members and the controlled by them entities are as follows:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Assets** | | |
| Loans and advances to customers | 149,136 | 38,649 |
| **Liabilities** | | |
| Due to customers | 77,525 | 43,123 |
| **Letters of guarantee** | 17,754 | 83 |

| | From 1 January to | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| Interest and similar income | 7,664 | 136 |
| Interest expense and similar charges | 1,713 | 739 |

**b.** The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

## I. Subsidiaries

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Assets** | | |
| Due from banks | 5,561,746 | 4,114,320 |
| Financial assets at fair value through profit or loss | 10,921 | 8,075 |
| Derivative financial assets | 5,346 | 2,003 |
| Loans and advances to customers | 1,644,651 | 1,527,856 |
| Available for sale securities | 6,509,607 | 3,368,618 |
| Other assets | 1,512 | |
| **Total** | **13,733,783** | **9,020,872** |
| **Liabilities** | | |
| Due to banks | 1,621,584 | 1,574,301 |
| Due to customers | 82,961 | 101,128 |
| Derivative financial liabilities | 1,160 | 87 |
| Debt securities in issue and other borrowed funds | 19,799,733 | 20,521,976 |
| Other liabilities | 678 | 1,196 |
| **Total** | **21,506,116** | **22,198,688** |
| **Letters of guarantee and other guarantees** | **1,466,953** | **1,001,394** |

| | From 1 January to | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| **Income** | | |
| Interest and similar income | 372,181 | 157,331 |
| Dividend income | 58,508 | 32,461 |
| Fee and commission income | 30,192 | 37,556 |
| Other income | 1,905 | 1,960 |
| **Total** | **462,786** | **229,308** |
| **Expenses** | | |
| Interest expense and similar charges | 827,964 | 662,587 |
| Commission expense | 714 | 1,187 |
| General administrative expenses | 9,531 | 9,936 |
| **Total** | **838,209** | **673,710** |

## II. Associates

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Assets** | | |
| Loans and advances to customers | 205 | 277 |
| **Liabilities** | | |
| Due to customers | 5 | 26 |

| | From 1 January to | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| **Income** | | |
| Interest and similar income | 15 | 25 |
| Dividend income | 11 | 9 |
| **Total** | **26** | **34** |

**c.** The Board of Directors and Executive General Managers' fees recorded in the income statement for the nine month period of 2008 amounted to € 3,429 (2007: €5,795).

## 18. Acquisitions, sales of subsidiaries and other corporate events

**a.** On 4 April 2008 the Bank acquired 90% of the newly established Ukrainian Bank Astra Bank OJSC at a cost of € 10.9 million. The Bank agreed with the founders of Astra Bank that they will hold a stake up to 10% of the share capital and will remain as executive members of management.

**b.** On 8 May 2008 the Bank participated in the share capital increase of Alpha Bank Srbija A.D. by € 49.8 million.

**c.** On 21 May 2008 the Bank acquired 847 shares of APE Commercial Property A.E. Following the acquisition, the Bank's interest in APE Commercial Property A.E. was 72.20%.

**d.** On 2 June 2008 the Mutual Fund ALPHA-TANEO A.K.E.S. was established. The Bank holds a 51% ownership interest.

**e.** On 30 June 2008 the Bank participated in Astra Bank OJSC share capital increase at the total amount of € 126.4 million plus expenses. After this share capital increase, the ownership interest is 93.33%.

**f.** On 2 July 2008 Alpha Covered Bonds Plc was established in the United Kingdom by the Bank (which has 100% ownership interest) with primary activity the issuance of covered bonds.

**g.** On 15 August 2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S." or 50% of the share capital, to the other shareholder of Anadolu Group. No profit or loss resulted from the sale.

**h.** Following the unprecedented crisis in the global capital markets in the mid of September and the significant increase in the deposits guarantee from € 20,000 to € 100,000, Money Market mutual funds suffered a severe competitive disadvantage.

For this reason the Bank decided to assume the risks associated with the Money Market mutual funds. As a result of the above decision the Bank recognized in the financial statements the assets and liabilities of Alpha Domestic Money Market Fund, Alpha Foreign Money Market Fund and Alpha Regular Income Foreign Bonds Fund.

As at 30.9.2008 the above mentioned liabilities amounted to € 1.5 billion and are included in "Due to customers" account.

An analysis of investments in subsidiaries, associates and joint ventures is presented below:

| | 1.1 - 30.9.2008 | 1.10 - 31.12.2007 | 1.1 - 30.9.2007 |
|---|---|---|---|
| **Subsidiaries** | | | |
| **Opening balance** | **1,625,309** | **1,606,185** | **1,587,804** |
| Additions [1] | 194,832 | 30,832 | 21,802 |
| Disposals | (74) | | (1,117) |
| Valuation of investments due to fair value hedge [2] | (8,516) | (11,708) | (2,304) |
| **Closing balance** | **1,811,551** | **1,625,309** | **1,606,185** |
| **Associates** | | | |
| **Opening balance** | **74** | **5,644** | **5,624** |
| Additions | | | 20 |
| Disposals | | (5,570) | |
| **Closing balance** | **74** | **74** | **5,644** |
| **Joint Ventures** | | | |
| **Opening balance** | **717** | **677** | **122** |
| Additions [3] | 3,176 | 60 | 555 |
| Disposals | (14) | (20) | |
| **Closing balance** | **3,879** | **717** | **677** |
| **Total** | **1,815,504** | **1,626,100** | **1,612,506** |

Additions represent: Share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: Sales of shares, return of capital and proceeds arising from the liquidation of companies and contributions in kind.

---

[1] *The following amounts are included:*

- *€ 139,185 purchase of Astra Bank OJSC shares.*
- *€ 49,770 due to Alpha Bank Srbija A.D. share capital increase.*
- *€ 3,004 purchase of Ionian Hotel Enterprises A.E. shares.*
- *€ 2,857 purchase of Alpha Astika Akinita A.E. shares.*
- *€ 16 establishment of Alpha Covered Bonds Plc.*

[2] *The Bank uses FX Swaps and money market loans to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd, Alpha Bank Romania S.A. and Alpha Finance US Corporation.*

[3] *The following amounts are included:*

- *€ 3,060 purchase of Mutual Fund Alpha-TANEO A.K.E.S. shares.*
- *€ 116 purchase of A.P.E. Commercial Property shares.*

## 19. Events after the balance sheet date

Based on the approved by the General Meeting of Shareholders held on 3.4.2008 share buy back program, the Bank acquired during 1.10.2008 up to 19.11.2008 3,079,198 treasury shares at a cost of € 31,001 (or € 10.07 per share). The above shares represent 0.74% of its issued share capital.

*As at 19.11.2008 the Bank holds 4,806,394 treasury shares at a total cost of € 62,921 or 1.17% of its issued share capital.*

Athens, 25 November 2008

| THE CHAIRMAN OF THE BOARD OF DIRECTORS | THE MANAGING DIRECTOR | THE EXECUTIVE DIRECTOR | GROUP FINANCIAL REPORTING OFFICER |
|---|---|---|---|
| YANNIS S. COSTOPOULOS<br>I.D. No. X 661480 | DEMETRIOS P. MANTZOUNIS<br>I.D. No. I 166670 | MARINOS S. YANNOPOULOS<br>I.D. No. N 308546 | GEORGE N.KONTOS<br>I.D. No. AB 522299 |

ALPHA BANK

# CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT 30.9.2008

(In accordance with the International Accounting Standard 34)



Athens

November 25, 2008

## TABLE OF CONTENTS

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## Interim Consolidated Income Statement

(Thousands of Euro)

| | Note | From 1 January to 30.9.2008 | From 1 January to 30.9.2007 | From 1 July to 30.9.2008 | From 1 July to 30.9.2007 |
|---|---|---|---|---|---|
| Interest and similar income | | 3,235,842 | 2,457,789 | 1,159,790 | 873,982 |
| Interest expense and similar charges | | (1,873,466) | (1,289,612) | (695,249) | (458,271) |
| Net interest income | | 1,362,376 | 1,168,177 | 464,541 | 415,711 |
| Fee and commission income | | 402,477 | 372,221 | 138,826 | 132,442 |
| Commission expense | | (49,208) | (30,886) | (19,381) | (12,819) |
| Net fee and commission income | | 353,269 | 341,335 | 119,445 | 119,623 |
| Dividend income | | 2,522 | 2,220 | 165 | 10 |
| Gains less losses on financial transactions | | 38,144 | 58,844 | (2,153) | 18,246 |
| Other income | | 58,525 | 59,543 | 17,707 | 21,220 |
| | | 99,191 | 120,607 | 15,719 | 39,476 |
| **Total income** | | **1,814,836** | **1,630,119** | **599,705** | **574,810** |
| Staff costs | | (436,511) | (390,715) | (151,261) | (132,032) |
| General administrative expenses | | (340,741) | (291,526) | (119,564) | (101,828) |
| Depreciation and amortization expenses | 8, 9, 10 | (64,739) | (55,037) | (22,559) | (19,929) |
| Other expenses | | (2,781) | (2,737) | (1,125) | (1,003) |
| **Total expenses** | | **(844,772)** | **(740,015)** | **(294,509)** | **(254,792)** |
| Impairment losses and provisions for credit risk | 2 | (266,019) | (157,686) | (124,063) | (55,085) |
| Share of profit / (loss) of associates | | 7,700 | 1,232 | 7,679 | (22) |
| **Profit before income tax** | | **711,745** | **733,650** | **188,812** | **264,911** |
| Income tax | 3 | (142,199) | (143,369) | (34,118) | (48,734) |
| **Profit after income tax from continuing operations** | | **569,546** | **590,281** | **154,694** | **216,177** |
| Profit after income tax from discontinued operations | 4 | | 80,388 | | |
| **Profit after income tax** | | **569,546** | **670,669** | **154,694** | **216,177** |
| **Profit attributable to:** | | | | | |
| **Equity holders of the Bank** | | **567,833** | **669,692** | **153,701** | **215,726** |
| Minority interest | | 1,713 | 977 | 993 | 451 |
| **Earnings per share:** | 5 | | | | |
| *From continuing and discontinued operations* | | | | | |
| Basic (€ per share) | | 1.40 | 1.65 | 0.38 | 0.53 |
| Diluted (€ per share) | | 1.40 | 1.64 | 0.38 | 0.53 |
| *From continuing operations* | | | | | |
| Basic (€ per share) | | 1.40 | 1.45 | 0.38 | 0.53 |
| Diluted (€ per share) | | 1.40 | 1.45 | 0.38 | 0.53 |

*The attached notes (pages 9 - 34) form an integral part of these interim consolidated financial statements.*

# Interim Consolidated Balance Sheet

| | Note | 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| | | (Thousands of Euro) | |
| **ASSETS** | | | |
| Cash and balances with Central Banks | | 4,226,193 | 3,263,612 |
| Due from Banks | | 2,576,899 | 3,509,696 |
| Financial assets at fair value through profit or loss | | 18,216 | 266,047 |
| Derivative financial assets | | 522,871 | 383,432 |
| Loans and advances to customers | 6 | 49,556,541 | 42,072,071 |
| Investment securities | 7 | | |
| - Available for sale | | 946,063 | 3,156,901 |
| - Held to maturity | | 4,214,390 | |
| Investments in associates | | 59,964 | 5,320 |
| Investment property | 8 | 67,056 | 73,560 |
| Property, plant and equipment | 9 | 1,236,437 | 1,173,275 |
| Goodwill and other intangible assets | 10 | 146,157 | 134,497 |
| Deferred tax assets | | 176,294 | 170,257 |
| Other assets | | 469,213 | 385,676 |
| | | 64,216,294 | 54,594,344 |
| Non-current assets held for sale | 11 | 49,211 | 89,945 |
| **Total Assets** | | **64,265,505** | **54,684,289** |
| **LIABILITIES** | | | |
| Due to Banks | | 6,276,475 | 4,437,736 |
| Derivative financial liabilities | | 473,461 | 384,139 |
| Due to customers (including debt securities in issue) | | 42,158,201 | 34,665,158 |
| Debt securities in issue held by institutional investors and other borrowed funds | 12 | 8,956,922 | 9,189,297 |
| Liabilities for current income tax and other taxes | | 136,453 | 158,797 |
| Deferred tax liabilities | | 135,436 | 94,807 |
| Employee defined benefit obligations | | 45,103 | 42,019 |
| Other liabilities | | 1,734,454 | 1,323,554 |
| Provisions | 13 | 57,644 | 95,935 |
| | | 59,974,149 | 50,391,442 |
| Liabilities related to non-current assets held for sale | 11 | | 1,583 |
| **Total Liabilities** | | **59,974,149** | **50,393,025** |
| **EQUITY** | | | |
| **Equity attributable to equity holders of the Bank** | | | |
| Share capital | 14 | 1,931,590 | 1,602,809 |
| Share premium | 14 | | 184,033 |
| Reserves | | 442,649 | 445,662 |
| Retained earnings | 14 | 1,021,917 | 1,138,195 |
| Treasury shares | 14 | (31,921) | (188) |
| | | 3,364,235 | 3,370,511 |
| **Minority interest** | | **39,215** | **32,859** |
| **Hybrid securities** | | **887,906** | **887,894** |
| **Total Equity** | | **4,291,356** | **4,291,264** |
| **Total Liabilities and Equity** | | **64,265,505** | **54,684,289** |

*The attached notes (pages 9 - 34) form an integral part of these interim consolidated financial statements.*

# Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

| | Share capital | Share premium | Reserves | Retained earnings | Treasury shares | Total | Minority interest | Hybrid securities | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance 1.1.2007** | 1,591,286 | 127,961 | 349,121 | 686,018 | (14,653) | 2,739,733 | 44,280 | 829,654 | 3,613,667 |
| **Changes for the period 1.1 – 30.9.2007** | | | | | | | | | |
| Net change in fair value of available for sale securities | | | (27,187) | | | (27,187) | | | (27,187) |
| Net change in fair value of available for sale securities transferred to income statement from sales | | | 128,059 | | | 128,059 | | | 128,059 |
| Exchange differences on translating foreign operations | | | 3,495 | | | 3,495 | | | 3,495 |
| Net income recognized directly in equity | | | 104,367 | | | 104,367 | | | 104,367 |
| Profit for the period, after income tax | | | | 669,692 | | 669,692 | 977 | | 670,669 |
| **Total** | | | **104,367** | **669,692** | | **774,059** | **977** | | **775,036** |
| Purchases, sales and change of ownership interests in subsidiaries | | | | (660) | | (660) | (16,783) | | (17,443) |
| Purchases/sales of treasury shares and hybrid securities | | | | (5,533) | (105,203) | (110,736) | | 56,121 | (54,615) |
| Recognition of employee share options | | | 7,461 | | | 7,461 | | | 7,461 |
| Issue of new shares due to share options exercise | 10,789 | 27,449 | | | | 38,238 | | | 38,238 |
| Dividends distributed to equity holders of the Bank and minority interest | | | | (304,421) | | (304,421) | (1,077) | | (305,498) |
| Dividends paid to hybrid securities holders | | | | (47,442) | | (47,442) | | | (47,442) |
| Appropriation to reserves | | | 18,011 | (18,011) | | | | | |
| Other | | | | (2,161) | | (2,161) | | | (2,161) |
| **Balance 30.9.2007** | 1,602,075 | 155,410 | 478,960 | 977,482 | (119,856) | 3,094,071 | 27,397 | 885,775 | 4,007,243 |

# Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

| | Share capital | Share premium | Reserves | Retained earnings | Treasury shares | Total | Minority interest | Hybrid securities | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance 30.9.2007** | **1,602,075** | **155,410** | **478,960** | **977,482** | **(119,856)** | **3,094,071** | **27,397** | **885,775** | **4,007,243** |
| **Changes for the period 1.10-31.12.2007** | | | | | | | | | |
| Net change in fair value of available for sale securities | | | (11,426) | | | (11,426) | | | (11,426) |
| Net change in fair value of available for sale securities transferred to income statement from sales | | | (5,005) | | | (5,005) | | | (5,005) |
| Exchange differences on translating foreign operations | | | (3,427) | | | (3,427) | | | (3,427) |
| Net income recognized directly in equity | | | (19,858) | | | (19,858) | | | (19,858) |
| Profit for the period, after income tax | | | | 180,343 | | 180,343 | 74 | | 180,417 |
| **Total** | | | **(19,858)** | **180,343** | | **160,485** | **74** | | **160,559** |
| Purchases, sales and change of ownership interests in subsidiaries | | | | (2,953) | | (2,953) | 5,388 | | 2,435 |
| Purchases/sales of treasury shares and hybrid securities | | | | (12,664) | 119,668 | 107,004 | | 2,119 | 109,123 |
| Recognition of employee share options | | | 12,026 | | | 12,026 | | | 12,026 |
| Exercise of employee share options | | 25,477 | (25,477) | | | | | | |
| Issue of new shares due to share options exercise | 734 | 3,146 | | | | 3,880 | | | 3,880 |
| Dividends paid to hybrid securities holders | | | | (5,554) | | (5,554) | | | (5,554) |
| Transfer to statutory reserve | | | (36,827) | 36,827 | | | | | |
| Appropriation to reserves | | | 36,838 | (36,838) | | | | | |
| Other | | | | 1,552 | | 1,552 | | | 1,552 |
| **Balance 31.12.2007** | **1,602,809** | **184,033** | **445,662** | **1,138,195** | **(188)** | **3,370,511** | **32,859** | **887,894** | **4,291,264** |

# Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

| | Share capital | Share premium | Reserves | Retained earnings | Treasury shares | Total | Minority interest | Hybrid securities | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance 1.1.2008** | 1,602,809 | 184,033 | 445,662 | 1,138,195 | (188) | 3,370,511 | 32,859 | 887,894 | 4,291,264 |
| **Changes for the period 1.1-30.9.2008** | | | | | | | | | |
| Net change in fair value of available for sale securities (after taxes) | | | (55,413) | | | (55,413) | | | (55,413) |
| Net change in fair value of available for sale securities transferred to income statement | | | 5,607 | | | 5,607 | | | 5,607 |
| Exchange differences on translating foreign operations | | | (866) | | | (866) | | | (866) |
| Net income recognized directly in equity | | | (50,672) | | | (50,672) | | | (50,672) |
| Profit for the period, after income tax | | | | 567,833 | | 567,833 | 1,713 | | 569,546 |
| **Total** | | | **(50,672)** | **567,833** | | **517,161** | **1,713** | | **518,874** |
| Share capital increase by capitalization of share premium and retained earnings (note 14a) | 328,781 | (184,033) | | (144,748) | | | | | |
| Purchases, sales and change of ownership interests in subsidiaries | | | | (4,714) | | (4,714) | 5,175 | | 461 |
| Purchases/sales of treasury shares and hybrid securities | | | | (66,848) | (31,733) | (98,581) | | 12 | (98,569) |
| Dividends distributed to equity holders of the Bank and minority interest (note 14b) | | | | (362,199) | | (362,199) | (532) | | (362,731) |
| Dividends paid to hybrid securities holders | | | | (52,824) | | (52,824) | | | (52,824) |
| Appropriation to reserves | | | 47,659 | (47,659) | | | | | |
| Other | | | | (5,119) | | (5,119) | | | (5,119) |
| **Balance 30.9.2008** | 1,931,590 | | 442,649 | 1,021,917 | (31,921) | 3,364,235 | 39,215 | 887,906 | 4,291,356 |

*The attached notes (pages 9 - 34) form an integral part of these interim consolidated financial statements.*

# Interim Consolidated Cash Flow Statement

(Thousands of Euro)

| | Note | From 1 January to 30.9.2008 | 30.9.2007 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Profit before income tax | | 711,745 | 733,650 |
| **Adjustments for:** | | | |
| Depreciation of property, plant and equipment | 8, 9 | 43,491 | 37,730 |
| Amortization of intangible assets | 10 | 21,248 | 17,307 |
| Impairment losses from loans and provisions | | 279,681 | 164,374 |
| Other adjustments | | (5,574) | 7,461 |
| (Gains)/losses from investing activities | | 16,102 | 23,437 |
| (Gains)/losses from financing activities | | 32,637 | 41,984 |
| Share of (profit)/loss of associates | | (7,700) | (1,232) |
| | | **1,091,630** | **1,024,711** |
| **Net (increase)/decrease in assets relating to operating activities:** | | | |
| Due from banks | | 1,027,810 | (458,449) |
| Financial assets at fair value through profit or loss and derivative financial assets | | 108,392 | 36,746 |
| Loans and advances to customers | | (7,820,518) | (7,300,144) |
| Other assets | | (81,689) | (41,174) |
| **Net increase/(decrease) in liabilities relating to operating activities:** | | | |
| Due to banks | | 1,829,352 | (3,242,952) |
| Derivative financial liabilities | | 89,322 | 134,000 |
| Due to customers | | 7,412,756 | 4,016,444 |
| Other liabilities | | 479,155 | 235,831 |
| **Net cash flows from operating activities before taxes** | | 4,136,210 | (5,594,987) |
| Income taxes and other taxes paid | | (124,105) | (109,929) |
| **Net cash flows from continuing operating activities** | | **4,012,105** | **(5,704,916)** |
| **Cash flows from investing activities** | | | |
| Acquisitions of subsidiaries and associates | | (199,360) | (17,423) |
| Proceeds from sale of investments in subsidiaries and associates | | 1,694 | |
| Dividends received | | 2,669 | 2,220 |
| Purchase of property, plant and equipment | | (130,966) | (134,886) |
| Disposal of property, plant and equipment | | 22,987 | 19,612 |
| Net (increase)/decrease in investment securities | | (1,994,679) | 4,485,655 |
| **Net cash flows from continuing investing activities** | | **(2,297,655)** | **4,355,178** |
| **Cash flows from financing activities** | | | |
| Equity increase from share options exercise | | | 38,238 |
| Expenses of share capital increase | | (2,204) | |
| Dividends paid | | (360,693) | (303,316) |
| (Purchase)/sale of treasury shares | | (86,024) | (80,935) |
| Proceeds from the issue of loans | | 100,000 | 677,038 |
| Repayment of loans | | (284,625) | (500,176) |
| (Purchases)/sales of hybrid securities | | (7) | 40,987 |
| Dividends paid to hybrid securities holders | | (52,824) | (47,442) |
| **Net cash flows from continuing financing activities** | | **(686,377)** | **(175,606)** |
| **Effect of exchange rate fluctuations on cash and cash equivalents** | | **256** | **3,495** |
| **Net increase / (decrease) in cash and cash equivalents from continuing activities** | | **1,028,329** | **(1,521,849)** |
| Net cash flows from discontinued operating activities | | | |
| Net cash flows from discontinued investing activities | | | 160,700 |
| Net cash flows from discontinued financing activities | | | |
| **Net increase / (decrease) in cash and cash equivalents from discontinued activities** | | | **160,700** |
| **Cash and cash equivalents at the beginning of the period** | | **3,792,031** | **4,575,831** |
| **Cash and cash equivalents at the end of the period** | | **4,820,360** | **3,214,682** |

*The attached notes (pages 9 - 34) form an integral part of these interim consolidated financial statements.*

# Notes to the Interim Consolidated Financial Statements

## GENERAL INFORMATION

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's object is to engage, on its account or on behalf of third parties, in Greece and abroad, independently or collaboratively, including a joint venture with third parties, in any and all (main and secondary) operations, activities, transactions and services allowed to credit institutions, in conformity with whatever rules and regulations (domestic, Community, foreign) may be in force each time. In order to serve this object, the Bank may perform any kind of action, operation or transaction which, directly or indirectly, is pertinent, complementary or auxiliary to the purposes mentioned above.

The term of the Board of Directors, elected by the shareholders at the general meeting of 19 April 2005, ends in 2010.

The General Meeting of Shareholders on 3 April 2008 approved the resolution to increase the number of the Directors from 14 to 15, as set out in the Bank's Articles of Incorporation and elected Mrs. Ioanna E. Papadopoulou as a non-executive member. It also elected Mr. Minas G. Tanes and Mr. George E. Agouridis as non-executive independent members.

The Board of Directors as at 30 September 2008 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Independent Member)
Minas G. Tanes ***

EXECUTIVE MEMBERS
MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO) ***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas *
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Calousis */***
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

The certified auditors of the semi-annual and year end financial statements are:

Principal Auditors: Marios T. Kyriacou
Nick E. Vouniseas

Substitute Auditors: Charalambos G. Sirounis
Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 30 September 2008 Alpha Bank was ranked third in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDRs) and they are traded over the counter in New York (ADRs).

As at 30 September 2008 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the nine month period of 2008 amounted to an average of 1,395,256 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

**The financial statements have been approved by the Board of Directors on 25 November 2008.**

# ACCOUNTING POLICIES APPLIED

## 1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 30 September 2008 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Financial assets at fair value through profit or loss
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Group in preparing the condensed interim financial statements as at 30 September 2008, are consistent with those stated in the published financial statements for the year ended 31 December 2007 after taking into account the interpretation 11 "IFRS 2 – Group and Treasury Share Transactions", issued by the International Accounting Standards Board (IASB), adopted by the European Union and is effective for annual periods beginning on or after 1.1.2008. The adoption of this interpretation did not have a material impact on the Group's financial statements.

In addition the International Accounting Standards Board (IASB) issued an amendment of IAS 39 and IFRS 7 "Reclassification of Financial Assets", which was adopted by the European Union with Regulation 1004/15.10.2008. The amendment permits under certain circumstances the reclassification of non-derivative financial assets to a category different from that classified upon initial recognition. This amendment is effective from 1 July 2008. The Group has applied this amendment and the impact on the financial statements is presented in note 6.

The adoption by the European Union, by 31 December 2008, of new standards, interpretations or amendments which have been issued or may be issued during the year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption for periods beginning on or after 1 January 2008, may retrospectively affect the periods presented in these interim financial statements.

INCOME STATEMENT

## 2. Impairment losses and provisions for credit risk

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Impairment losses on loans and advances to customers | 320,822 | 151,507 | 169,161 | 30,129 |
| Reversals of impairment losses from due from banks | (24) | (14) | (4) | |
| Provisions to cover credit risk relating to off-balance sheet items | (38,133) | 15,054 | (39,695) | 30,000 |
| Recoveries | (16,646) | (8,861) | (5,399) | (5,044) |
| **Total** | **266,019** | **157,686** | **124,063** | **55,085** |

The severe aggravation of credit turmoil during the third quarter of 2008 and its gradual transfer to the real economy represents a significant indication of loans impairment.

Despite the fact that there are not as yet any signs that the credit turmoil has affected the repayment of loans, the Group reassessed the amount of the estimated impairment losses, which as a percentage of loans amounts to 1.01% for the third quarter of 2008 compared to 0.61% and 0.64% for the first and second quarter respectively.

## 3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for fiscal year 2007 and thereafter. According to Law 3697/08 the tax rate is reduced by one percent each year starting from 2010 until the rate reaches 20% in 2014 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed for the fiscal year 2007, at the current tax rate (today 25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax since it has already been taxed at the corporate level for the fiscal years 2007 and 2008.

It should be noted that in accordance with Law 3697/2008, dividends approved by the general shareholders meetings after 1.1.2009 are subject to a withholding tax of 10% with no further tax obligation for the beneficiary.

The tax rates of years 2007 and 2008 of the subsidiaries and the Bank's branches operating abroad, are as follows:

| | Fiscal year 2007 | Fiscal year 2008 |
|---|---|---|
| | % | % |
| Cyprus | 10 | 10 |
| Bulgaria | 10 | 10 |
| Serbia | 10 | 10 |
| Romania | 16 | 16 |
| Jersey | 20 | 20 |
| Ukraine | 25 | 25 |
| Luxembourg | 29.63 | 29.63 |
| FYROM | 12 | 10 |
| Albania | 20 | 10 |
| United Kingdom | 30 | 28 |

The income tax expense is analysed as follows:

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Current tax | 101,774 | 96,629 | 36,846 | 28,282 |
| Deferred tax | 40,425 | 46,740 | (2,728) | 20,452 |
| **Total** | **142,199** | **143,369** | **34,118** | **48,734** |

Deferred tax recognized in the income statement is attributable to the following temporary differences:

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Depreciation and fixed assets write-offs | 3,007 | 10,631 | 1,363 | 5,870 |
| Valuation of loans | 13,449 | (5,808) | 31,202 | 1,846 |
| Suspension of interest accruals | 29,736 | 20,326 | 11,055 | 7,945 |
| Loans impairment | 3,279 | 8,744 | 431 | 2,892 |
| Employee defined benefit obligations | (279) | 141 | (63) | (112) |
| Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees) | 12,999 | | (1,283) | |
| Valuation of derivatives | (11,989) | (4,138) | (24,265) | (1,600) |
| Effective interest rate | 8,780 | 3,400 | 4,146 | 2,664 |
| Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge | (2,572) | 10,096 | (7,261) | (455) |
| Valuation of bonds | (16,135) | | (16,309) | |
| Valuation of other securities | (6,979) | | (1,369) | |
| Carry forward of unused tax losses | | 464 | (894) | 541 |
| Other temporary differences | 7,129 | 2,884 | 519 | 861 |
| **Total** | **40,425** | **46,740** | **(2,728)** | **20,452** |

The temporary differences attributable to the valuation of bonds and other securities are due to the tax imposed according to Law 3634/2008.

Reconciliation of effective and nominal tax rate:

| | From 1 January to | | | | From 1 July to | | | |
|---|---|---|---|---|---|---|---|---|
| | 30.9.2008 | | 30.9.2007 | | 30.9.2008 | | 30.9.2007 | |
| | % | | % | | % | | % | |
| **Profit before income tax** | | **711,745** | | **733,650** | | **188,812** | | **264,911** |
| Income tax (nominal tax rate) | 23.06 * | 164,135 | 20.36 * | 149,341 | 22.51 | 42,501 | 14.76 | 39,094 |
| **Increase/(decrease) due to:** | | | | | | | | |
| Additional tax on income of fixed assets | 0.04 | 256 | (0.10) | (744) | 0.02 | 30 | (0.32) | (836) |
| Non taxable income | (2.28) | (16,240) | (2.44) | (17,865) | 0.50 | 941 | 1.55 | 4,097 |
| Non deductible expenses | 0.95 | 6,807 | 1.03 | 7,526 | 1.49 | 2,804 | 2.08 | 5,518 |
| Part of profit relating to non taxable income | | | (0.49) | (3,587) | | | (1.19) | (3,149) |
| Part of profit relating to distributable income | | | 0.36 | 2,620 | | | 0.87 | 2,294 |
| Differences carried forward | | | | | 0.11 | 217 | | |
| Other temporary differences | (1.79) | (12,759) | 0.83 | 6,078 | (6.55) | (12,375) | 0.65 | 1,716 |
| **Income tax (effective tax rate)** | **19.98** | **142,199** | **19.55** | **143,369** | **18.08** | **34,118** | **18.40** | **48,734** |

* *The applicable income tax rate of 23.06% for 2008 and 20.36% for 2007 is the weighted average nominal tax rate based on the nominal income tax rate and the profit before tax of each of the Group's subsidiaries*

## 4. Profit after income tax from discontinued operations

On 23.3.2007, the sale of 99.57% of the shares of the subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA also signed a long term exclusive bancassurance agreement for the distribution of AXA insurance products through the extensive branch network of the Bank.

The results of Alpha Insurance A.E. which has been classified as a discontinued operation for the period 1.1.2007 up to 23.3.2007 and the profit from the sale are included in caption "profit after income tax from discontinued operations" and are analyzed as follows:

| | From 1 January to 30.9.2007 |
|---|---|
| **Income** | |
| Net interest income | 860 |
| Net fee and commission income | 409 |
| Other income (premiums etc) | 3,573 |
| **Total income** | **4,842** |
| **Expenses** | |
| Staff costs | (2,338) |
| General administrative expenses | (1,583) |
| Depreciation and amortization expenses | (239) |
| **Total expenses** | **(4,160)** |
| **Profit/(losses) before income tax** | **682** |
| Income tax | (421) |
| **Profit/(losses) after income tax** | **261** |
| **Profit from the disposal of Alpha Insurance A.E.** | **80,127** |
| **Profit after income tax from discontinued operations** | **80,388** |

## 5. Earnings per share

### a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held by the companies of the Group, during the period.

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| ***Profit attributable to equity holders of the Bank from continuing and discontinued operations*** | 567,833 | 669,692 | 153,701 | 215,726 |
| Weighted average number of outstanding ordinary shares | 405,207,665 | 406,276,538 | 409,620,895 | 406,124,485 |
| Basic earnings per share from continuing and discontinued operations (in €) | 1.40 | 1.65 | 0.38 | 0.53 |

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| ***Profit attributable to equity holders of the Bank from continuing operations*** | 567,833 | 589,304 | 153,701 | 215,726 |
| Weighted average number of outstanding ordinary shares | 405,207,665 | 406,276,538 | 409,620,895 | 406,124,485 |
| Basic earnings per share from continuing operations (in €) | 1.40 | 1.45 | 0.38 | 0.53 |

**b. Diluted**

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program granted to executives and managers of the group, exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and diluted earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Profit attributable to equity holders of the Bank from continuing and discontinued operations* | 567,833 | 669,692 | 153,701 | 215,726 |
| Weighted average number of outstanding ordinary shares | 405,207,665 | 406,276,538 | 409,620,895 | 406,124,485 |
| Adjustment for share options | | 967,881 | | 1,050,275 |
| Weighted average number of outstanding ordinary shares for diluted earnings per share | 405,207,665 | 407,244,419 | 409,620,895 | 407,174,760 |
| Diluted earnings per share from continuing and discontinued operations (in € ) | 1.40 | 1.64 | 0.38 | 0.53 |

| | From 1 January to | | From 1 July to | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Profit attributable to equity holders of the Bank from continuing operations* | 567,833 | 589,304 | 153,701 | 215,726 |
| Weighted average number of outstanding ordinary shares | 405,207,665 | 406,276,538 | 409,620,895 | 406,124,485 |
| Adjustment for share options | | 967,881 | | 1,050,275 |
| Weighted average number of outstanding ordinary shares for diluted earnings per share | 405,207,665 | 407,244,419 | 409,620,895 | 407,174,760 |
| Diluted earnings per share from continuing operations (in € ) | 1.40 | 1.45 | 0.38 | 0.53 |

ASSETS

## 6. Loans and advances to customers

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Individuals:** | | |
| Mortgages | 10,471,758 | 11,186,669 |
| Securitized mortgage loans (note 12) | 2,709,421 | - |
| Consumer | 4,502,218 | 3,606,631 |
| Credit cards | 1,221,268 | 1,092,863 |
| Other | 123,569 | 146,762 |
| Total | 19,028,234 | 16,032,925 |
| **Companies:** | | |
| Corporate loans (1) | 29,247,370 | 24,771,065 |
| Leasing | 1,436,606 | 1,338,340 |
| Factoring | 496,941 | 532,640 |
| Total | 31,180,917 | 26,642,045 |
| **Receivables from insurance and re-insurance activities** | 9,953 | 9,494 |
| **Other receivables** | 331,154 | 228,201 |
| | **50,550,258** | **42,912,665** |
| Less: | | |
| Allowance for impairment losses (2) | (993,717) | (840,594) |
| **Total** | **49,556,541** | **42,072,071** |

### Allowance for impairment losses

| | |
|---|---|
| **Balance 1.1.2007** | **977,249** |
| **Changes for the period 1.1. - 30.9.2007** | |
| Change in present value of impairment reserve | 37,296 |
| Foreign exchange differences | (1,398) |
| Impairment losses for the period (note 2) | 151,507 |
| Impairment of assets classified as held for sale | 41 |
| Loans written-off during the period | (242,764) |
| **Balance 30.9.2007** | **921,931** |
| **Changes for the period 1.10. - 31.12.2007** | |
| Impairment of assets classified as held for sale | (98) |
| Change in present value of impairment reserve | 3,992 |
| Foreign exchange differences | (618) |
| Impairment losses for the period | 54,725 |
| Loans written-off during the period | (139,338) |
| **Balance 31.12.2007** | **840,594** |
| **Changes for the period 1.1. - 30.9.2008** | |
| Change in present value of impairment reserve | 37,553 |
| Foreign exchange differences | 1,121 |
| Impairment losses for the period (note 2) | 320,822 |
| Loans written-off during the period | (206,373) |
| **Balance 30.9.2008** | **993,717** |

(1) *In accordance with the amendments to IAS 39, the Group reclassified securities of € 21.8 million from the available-from-sale portfolio to the loans portfolio. These securities are not traded in an active market and the Group has the intention to hold them in the foreseeable future. The above securities are included in corporate loans and are subject to an impairment test.*

(2) *In addition to the allowance for impairment losses, an additional provision of € 7,796 (31.12.2007: € 45,929) has been recorded to cover credit risk relating to off-balance sheet items, as referred in note 13b.*
*The total provision recorded to cover credit risk amounts to €1,001,513 (31.12.2007: € 886,523).*

The receivables from finance leases are analyzed as follows:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Up to 1 year | 448,030 | 398,360 |
| From 1 year up to 5 years | 725,986 | 675,630 |
| More than 5 years | 825,654 | 829,707 |
| | 1,999,670 | 1,903,697 |
| Unearned finance income | (563,064) | (565,357) |
| Total | 1,436,606 | 1,338,340 |

The net amount of finance leases is analyzed as follows:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Up to 1 year | 361,416 | 316,096 |
| From 1 year up to 5 years | 499,704 | 456,249 |
| More than 5 years | 575,486 | 565,995 |
| Total | 1,436,606 | 1,338,340 |

## 7. Investment securities

**a.** Held to maturity investments include:

i. Bonds held by the Bank amounting to € 1.1 billion, which up to 30.6.2008 were classified as "Available for sale".

The bonds have been reclassified at fair value as at 30.6.2008, which became their new amortized cost on the basis of which the effective interest rate method was used to allocate the interest income thereafter. At that date the fair value of these bonds was € 63.3 million less than their carrying amount. This difference, already recognized in equity, shall be amortized to interest income over the remaining life of the bonds.

Had the above mentioned bonds not been reclassified from the Available for sale portfolio, their fair value would have been lower than the carrying amount by an additional amount of € 101.7 million.

ii. Bonds amounting to € 1.9 billion that the Bank purchased during the third quarter and has the intention and ability to hold until maturity.

iii. Bonds amounting to € 1.2 billion that consist part of the money market mutual funds' investments that the Bank recognised in its financial statements. (note 20n)

**b.** Available for sale portfolio includes bonds amounting to € 229 million that consist part of the money market mutual funds' investments.

As of 30.9.2008 the fair value of the above bonds, which were part of the money market mutual funds' investments and are classified into investment securities, was less than their carrying amount by € 278 million.

## 8. Investment property

| | Land and Buildings |
|---|---|
| **Balance 1.1.2007** | |
| Cost | 34,948 |
| Accumulated depreciation | (3,430) |
| Net book value 1.1.2007 | 31,518 |
| **1.1.2007 - 30.9.2007** | |
| Net book value 1.1.2007 | 31,518 |
| Foreign exchange differences | 6 |
| Additions | 26,516 |
| Disposals | (452) |
| Reclassification from "Property, plant and equipment" | 15,445 |
| Depreciation charge for the period | (464) |
| Net book value 30.9.2007 | 72,569 |
| **Balance 30.9.2007** | |
| Cost | 77,326 |
| Accumulated depreciation | (4,757) |
| **1.10.2007 - 31.12.2007** | |
| Net book value 1.10.2007 | 72,569 |
| Foreign exchange differences | (41) |
| Additions | 86 |
| Disposals | (28) |
| Reclassification from "Property, plant and equipment" | 1,183 |
| Depreciation charge for the period | (209) |
| Net book value 31.12.2007 | 73,560 |
| **Balance 31.12.2007** | |
| Cost | 78,526 |
| Accumulated depreciation | (4,966) |
| **1.1.2008 - 30.9.2008** | |
| Net book value 1.1.2008 | 73,560 |
| Foreign exchange differences | 107 |
| Additions | 322 |
| Reclassification to "Property, plant and equipment" [1] | (6,481) |
| Depreciation charge for the period | (452) |
| Net book value 30.9.2008 | 67,056 |
| **Balance 30.9.2008** | |
| Cost | 72,304 |
| Accumulated depreciation | (5,248) |

*[1] Reclassification to "Property, plant and equipment" relates to buildings owned by the subsidiary Alpha Real Estate D.O.O. Beograd, leased by Alpha Bank Srbija A.D.*

## 9. Property, plant and equipment

| | Land and Buildings | Leased equipment | Equipment | Total |
|---|---|---|---|---|
| **Balance 1.1.2007** | | | | |
| Cost | 1,058,044 | 4,055 | 361,639 | 1,423,738 |
| Accumulated depreciation | (209,573) | (1,963) | (276,206) | (487,742) |
| Net book value 1.1.2007 | 848,471 | 2,092 | 85,433 | 935,996 |
| **1.1.2007 - 30.9.2007** | | | | |
| Net book value 1.1.2007 | 848,471 | 2,092 | 85,433 | 935,996 |
| Foreign exchange differences | (659) | 31 | (615) | (1,243) |
| Additions | 46,743 | 1,102 | 27,116 | 74,961 |
| Disposals | (5,254) | | (4,023) | (9,277) |
| Reclassification to "Investment Property" | (15,445) | | | (15,445) |
| Reclassification from "Non-current assets held for sale" [1] | 71,414 | | 1,180 | 72,594 |
| Other reclassifications | | | (334) | (334) |
| Depreciation charge for the period | (16,362) | (514) | (20,391) | (37,267) |
| Net book value 30.9.2007 | 928,908 | 2,711 | 88,366 | 1,019,985 |
| **Balance 30.9.2007** | | | | |
| Cost | 1,170,032 | 4,968 | 384,422 | 1,559,422 |
| Accumulated depreciation | (241,124) | (2,257) | (296,056) | (539,437) |
| **1.10.2007 - 31.12.2007** | | | | |
| Net book value 1.10.2007 | 928,908 | 2,711 | 88,366 | 1,019,985 |
| Foreign exchange differences | (1,010) | (104) | 79 | (1,035) |
| Additions | 17,971 | 645 | 13,406 | 32,022 |
| Disposals | (181) | | | (181) |
| Additions from companies consolidated for first time in 2007 | 145,909 | | 23,346 | 169,255 |
| Reclassification to "Investment property" | (1,183) | | (1,180) | (2,363) |
| Reclassification to "Software" | | | (268) | (268) |
| Reclassification from "Non-current assets held for sale" | (29,009) | | 334 | (28,675) |
| Depreciation charge for the period [2] | (8,043) | (180) | (7,242) | (15,465) |
| Net book value 31.12.2007 | 1,053,362 | 3,072 | 116,841 | 1,173,275 |
| **Balance 31.12.2007** | | | | |
| Cost | 1,283,906 | 5,414 | 414,199 | 1,703,519 |
| Accumulated depreciation | (230,544) | (2,342) | (297,358) | (530,244) |
| **1.1.2008 - 30.9.2008** | | | | |
| Net book value 1.1.2008 | 1,053,362 | 3,072 | 116,841 | 1,173,275 |
| Foreign exchange differences | 960 | (179) | (60) | 721 |
| Additions | 61,446 | | 36,455 | 97,901 |
| Disposals | (44) | (1,000) | (447) | (1,491) |
| Additions from companies consolidated for first time in the nine month period of 2008 | 1,465 | | 1,115 | 2,580 |
| Reclassification from "Investment property" [3] | 6,481 | | | 6,481 |
| Other reclassifications | 4,394 | 329 | (4,714) | 9 |
| Depreciation charge for the period | (18,662) | (220) | (24,157) | (43,039) |
| Net book value 30.9.2008 | 1,109,402 | 2,002 | 125,033 | 1,236,437 |
| **Balance 30.9.2008** | | | | |
| Cost | 1,358,501 | 3,036 | 444,954 | 1,806,491 |
| Accumulated depreciation | (249,099) | (1,034) | (319,921) | (570,054) |

*[1] "Property, plant and equipment" amounting to € 42.4 million was reclassified from "Non-current assets held for sale" due to Bank's decision for own use. In addition in the same caption, property, plant and equipment of the subsidiary Tourist Resort A.E. of net book value amounting to € 29 million is included. The subsidiary has incorporated the Hilton Rhodes Resort sector after the completion of its separation and transfer from Ionian Hotel Enterprises A.E.*

*[2] The depreciation charge for the period 1.10 – 31.12.2007 does not include an amount of € 1.1 million that concerns to Hilton Rhodes Resort which was classified as "Non-current assets held for sale"*

*[3] The reclassification from "Investment property" relates to buildings owned by Alpha Real Estate D.O.O. Beograd, leased by Alpha Bank Srbija A.D.*

## 10. Goodwill and other intangible assets

| | Goodwill | Other intangible | Software | Total |
|---|---|---|---|---|
| **Balance 1.1.2007** | | | | |
| Cost | 58,344 | 18,293 | 144,745 | 221,382 |
| Accumulated amortization | | (5,884) | (98,360) | (104,244) |
| Net book value 1.1.2007 | 58,344 | 12,409 | 46,385 | 117,138 |
| **1.1.2007 - 30.9.2007** | | | | |
| Net book value 1.1.2007 | 58,344 | 12,409 | 46,385 | 117,138 |
| Foreign exchange differences | 59 | (120) | 104 | 43 |
| Additions | | 394 | 26,764 | 27,158 |
| Disposals | | | (964) | (964) |
| Reclassifications | | | 337 | 337 |
| Amortization charge for the period | | (2,468) | (14,838) | (17,306) |
| Net book value 30.9.2007 | 58,403 | 10,215 | 57,788 | 126,406 |
| **Balance 30.9.2007** | | | | |
| Cost | 58,403 | 19,359 | 173,414 | 251,176 |
| Accumulated amortization | | (9,144) | (115,626) | (124,770) |
| **1.10.2007 - 31.12.2007** | | | | |
| Net book value 1.10.2007 | 58,403 | 10,215 | 57,788 | 126,406 |
| Foreign exchange differences | (395) | 265 | (337) | (467) |
| Additions | | 4,946 | 8,720 | 13,666 |
| Disposals | | | (25) | (25) |
| Additions from companies consolidated for first time in 2007 | | 1,333 | | 1,333 |
| Amortization charge for the period | | (1,016) | (5,400) | (6,416) |
| Net book value 31.12.2007 | 58,008 | 15,743 | 60,746 | 134,497 |
| **Balance 31.12.2007** | | | | |
| Cost | 58,008 | 25,785 | 181,273 | 265,066 |
| Accumulated amortization | | (10,042) | (120,527) | (130,569) |
| **1.1.2008 - 30.9.2008** | | | | |
| Net book value 1.1.2008 | 58,008 | 15,743 | 60,746 | 134,497 |
| Foreign exchange differences | 2,202 | 173 | 141 | 2,516 |
| Additions | | 6,953 | 22,139 | 29,092 |
| Additions from companies consolidated for first time in the nine month period of 2008 [1] | 1,551 | 1 | 49 | 1,601 |
| Reclassification from "Other intangibles" and "Software" | | (3,358) | 3,358 | |
| Impairment losses for the period [2] | (251) | | | (251) |
| Disposals | | | (50) | (50) |
| Amortization charge for the period | | (2,868) | (18,380) | (21,248) |
| Net book value 30.9.2008 | 61,510 | 16,644 | 68,003 | 146,157 |
| **Balance 30.9.2008** | | | | |
| Cost | 61,510 | 29,856 | 206,882 | 298,248 |
| Accumulated amortization | | (13,212) | (138,879) | (152,091) |

*(1) The goodwill presented in the nine month period of 2008 relates to the acquisition of 90% ownership interest of Astra Bank OJSC (note 20d).*

*(2) The impairment losses of the period concern goodwill of the subsidiary Evremathea A.E.*

## 11. Non-current assets held for sale and related liabilities

### a. Fixed assets

"Non-current assets held for sale" include land, buildings and office equipment amounting to € 49,211 (31.12.2007: € 55,221).

### b. Other

As at 28.3.2008 Ionian Hotel Enterprises A.E. transferred the shares of the subsidiary Tourist Resort A.E., which owns the Hilton Rhodes Resort (note 20b).

The assets and liabilities of Hilton Rhodes Resort as at 31 December 2007 have been classified as "Non-current assets held for sale" and "Liabilities related to non-current assets held for sale" respectively and were as follows:

| | **31.12.2007** |
|---|---|
| Non-current assets held for sale | |
| Cash and balances with Central Banks | 38 |
| Loans and advances to customers | 1,336 |
| Goodwill and other intangible assets | 9 |
| Property, plant and equipment | 29,745 |
| Deferred tax assets | 3,319 |
| Other assets | 277 |
| **Total** | **34,724** |
| Liabilities related to non-current assets held for sale | |
| Liabilities for current income tax and other taxes | 39 |
| Deferred tax liabilities | 308 |
| Other liabilities | 970 |
| Employee defined benefit obligations | 266 |
| **Total** | **1,583** |

LIABILITIES

## 12. Debt securities in issue and other borrowed funds

### Short term securities (ECP) [1]

| | |
|---|---|
| **Balance 1.1.2008** | |
| **Changes for the period 1.1 – 30.9.2008** | |
| New Issues | 2,513,576 |
| (Purchases) / Sales by Group Companies | (145,000) |
| Maturities/Redemptions | (1,546,974) |
| Accrued interest | 18,756 |
| Foreign exchange differences | 8,972 |
| **Balance 30.9.2008** | 849,330 |

### Senior Debt securities

| | |
|---|---|
| **Balance 1.1.2008** | **14,296,007** |
| **Changes for the period 1.1 – 30.9.2008** | |
| New Issues [2] | 5,019,594 |
| (Purchases)/sales by Group companies | (991,825) |
| Maturities/Redemptions | (6,534,244) |
| Fair value change due to hedging | (4,251) |
| Accrued interest | (9,986) |
| Foreign exchange differences | 7,380 |
| **Balance 30.9.2008** | 11,782,675 |

### Subordinated debt

| | |
|---|---|
| **Balance 1.1.2008** | **1,228,888** |
| **Changes for the period 1.1 – 30.9.2008** | |
| New Issues [3] | 100,000 |
| (Purchases)/sales by Group companies | (14,024) |
| Maturities/Redemptions [4] | (200,000) |
| Fair value change due to hedging | 14,370 |
| Accrued interest | (2,275) |
| Foreign exchange differences | 17,654 |
| **Balance 30.9.2008** | 1,144,613 |
| **Total** | **13,776,618** |

An amount of € 4,819,696 (31.12.2007: € 6,335,598) of the above debt securities in issue, held by Bank customers has been reclassified to "Due to customers". Therefore, the balance of "Debt securities in issue held by institutional investors and other borrowed funds" as at 30 September 2008 amounts to € 8,956,922 (31.12.2007: € 9,189,297).

*(1) The Bank raises short term liquidity, through a Euro Commercial paper program amounting to total € 5 billion. Under this program commercial paper may be issued at a discount or may bear floating, fixed or index linked interest from 1 up to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.*

*The issues in Euro pay an average spread of 9 to 35 basis points over Euribor of the respective period.*

*The issues in US Dollars were set on from 14 to 42 basis points over Libor of the respective period.*

*The issues in Yen were set on from 20 to 25 basis points over Libor of the respective period.*

*(2) New senior debt issues amounting to € 4,137 million pay a Euribor floating rate, with a spread from 12 up to 125 basis points, depending on the duration of issue. Additionally, in new senior debt issues amounting to € 375 million, an embedded put option for the investor exists which bears Euribor plus variable spread. If the investor does not exercise the option, the spread may increase to a maximum between 40 and 120 basis points.*

*(3) On 30.5.2008 the subsidiary Alpha Bank Cyprus Ltd, issued subordinate debt securities (lower Tier II) amounting to € 100 million with a 10 year duration paying three month Euribor plus 180 basis points for the first 5 years. If Alpha Bank Cyprus Ltd does not redeem the security, the spread for the following years increases to 280 basis points.*

*(4) On 19.2.2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.*

*On 10.7.2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.*

On 18.7.2008 the issuance of two covered bonds was completed through Alpha Covered Bonds Plc, a subsidiary of the Bank, in accordance with article 91 of Law 3601/2007 and P.D./BOG 2598/2-11-2007. Each covered bond issue amounts to € 1 billion, and has a three and a five year duration respectively. The bonds are guaranteed by the Bank and they are collateralized with mortgage loans. The bonds received a AAA rating from three international credit rating agencies (Standard & Poor's, Moody's, and Fitch). Up to date these issues have been retained by the Bank and pledged as collateral for monetary policy purposes with the Bank of Greece. In the future they may also be sold to investors.

Since the above bonds have been retained by the Bank, are not presented in "Debt securities in issue and other borrowed funds".

## 13. Provisions

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Insurance reserves | 40,606 | 41,561 |
| Provisions to cover credit risk | 7,796 | 45,929 |
| Other provisions | 9,242 | 8,445 |
| **Total** | **57,644** | **95,935** |

### a. Insurance provisions

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Non-life insurance** | | |
| Unearned premiums | 5,397 | 4,643 |
| Outstanding claim reserves | 4,625 | 5,780 |
| Total | 10,022 | 10,423 |
| **Life insurance** | | |
| Mathematical reserves | 6,826 | 6,992 |
| Outstanding claim reserves | 1,233 | 1,325 |
| Total | 8,059 | 8,317 |
| **Reserves for investments held on behalf and at risk of life insurance policy holders** | **22,525** | **22,821** |
| **Total** | **40,606** | **41,561** |

### b. Provisions to cover credit risk

| | |
|---|---|
| **Balance 1.1.2007** | **14,946** |
| **Changes for the period 1.1. – 30.9.2007** | |
| Provisions to cover credit risk relating to off-balance sheet items (note 2) | 15,054 |
| **Balance 30.9.2007** | **30,000** |
| **Changes for the period 1.10. – 31.12.2007** | |
| Provisions to cover credit risk relating to off-balance sheet items | 15,929 |
| **Balance 31.12.2007** | **45,929** |
| **Changes for the period 1.1. – 30.9.2008** | |
| Reversal of provision to cover credit risk relating to off-balance sheet items (note 2) | (38,133) |
| **Balance 30.9.2008** | **7,796** |

### c. Other provisions

| | |
|---|---|
| **Balance 1.1.2007** | **11,432** |
| **Changes for the period 1.1. – 30.9.2007** | |
| Provisions charged to profit and loss | 2,507 |
| Provisions used during the period | (15) |
| Foreign exchange differences | (1,497) |
| **Balance 30.9.2007** | **12,427** |
| **Changes for the period 1.10. – 31.12.2007** | |
| Decrease of provision of contingent liabilities | (5,402) |
| Provisions used during the period | (3) |
| Foreign exchange differences | 1,423 |
| **Balance 31.12.2007** | **8,445** |
| **Changes for the period 1.1. – 30.9.2008** | |
| Provisions charged to profit and loss | 4,121 |
| Provisions used during the period | (2,739) |
| Foreign exchange differences | (585) |
| **Balance 30.9.2008** | **9,242** |

# EQUITY

## 14. Share capital, Retained earnings and Treasury shares

### a) Share capital

The Ordinary Meeting of the Shareholders held on 3 April 2008, approved the increase of the Bank's share capital by € 328,781 through the capitalization of the share premium reserve of € 184,033 and part of retained earnings of € 144,748, with an increase of the nominal value of each share from € 3.90 to € 4.70.

The Ministry of Development approved through the K2-5168/22.4.2008 decision, the amendment of article 5 of the Bank's Articles of Incorporation following the increase in its share capital.

Pursuant to the above, as at 30 September 2008, the Bank's share capital amounts to € 1,931,590, divided into 410,976,652 shares of a nominal value of € 4.70 each.

### b) Retained earnings

On 15 April 2008 a dividend of € 0.90 per share was distributed amounting to a total of € 362,199, relating to fiscal year 2007.

Bank's subsidiaries for the fiscal year of 2007 distributed a dividend to minority interest amounting to € 532.

### c) Treasury shares

On 25.2.2008 Alpha Insurance Agents A.E., a wholly owned subsidiary of the Bank, completed the sale of 10,080 Bank's shares at total cost € 188 with a price of € 20.8 per share. The profit from the sale of the treasury shares amounted to € 21 was recognised directly to "Retained earnings".

The Bank pursuant to the decisions of prior years General Meetings of Shareholders, purchased during the first quarter of 2008, 8,123,677 treasury shares at a cost of € 167,551 (€ 20.63 per share).

Based on the decision of the General Meeting of Shareholders held on 3.4.2008 which approved the establishment of a share buy back program, for the period April 2008 - April 2010, the Bank acquired during the period 1.4 - 30.9.2008 10,042,585 treasury shares at a cost of € 205,775 (€ 20.49 per share).

On 30 June 2008, the Bank completed the sale of 16,439,066 treasury shares the cost of which amounted to € 341,405, through a private placement which represented 4% of its issued share capital. The result of the above transaction has been recognized directly to the "Retained earnings" account of equity.

As at 30 September 2008 the Bank holds 1,727,196 treasury shares with a cost of € 31,921 (€ 18.48 per share).

The number of treasury shares and the cost are analyzed as follows:

| | Number of shares | Cost | Percentage |
|---|---|---|---|
| **Balance 31.12.2007** | 10,080 | 188 | |
| Purchases 1.1-30.9.2008 | 18,166,262 | 373,326 | 4.42% |
| Sales 1.1-30.9.2008 | (16,449,146) | (341,593) | (4.00%) |
| **Balance 30.9.2008** | **1,727,196** | **31,921** | **0.42%** |

# ADDITIONAL INFORMATION

## 15. Contingent liabilities and commitments

### a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements or operations of the other companies of the Group. However, the Group recorded a provision amounting to € 4 million for pending legal cases or issues in progress.

### b) Tax issues

The Bank and the companies, Alpha Astika Akinita A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Kafe Alpha A.E. have been audited by the tax authorities for the years up to and including 2005. The Bank's branches in London and in Albania have been audited by the tax authorities for the years up to and including 2005 and 2007 respectively, while in Bulgaria the tax audit is in progress for fiscal years 2003-2007. Alpha Bank Romania S.A. and Alpha Insurance Agents A.E. have been audited up to and including 2006. Tax audits are in progress at Alpha Finance A.E.P.E.Y., and Alpha Leasing A.E. for fiscal years from 2003-2006 and 2005-2006 respectively. The companies Alpha Ventures A.E., Alpha Private Investment Services A.E.P.E.Y., Oceanos A.T.O.E.E., Ionian Holdings A.E. and Evremathea A.E., used the clauses of Law 3697/08 and concluded their unaudited tax fiscal years 2002-2006, 2002-2005, 2003-2006, 2005-2006 and 2005-2006 respectively. The remaining companies of the Group has been audited by the tax authorities, for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

### c) Operating leases

The Group's minimum future lease payments are:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| ► Less than one year | 45,639 | 30,894 |
| ► Between one and five years | 145,601 | 92,662 |
| ► More than five years | 121,537 | 79,219 |
| **Total** | **312,777** | **202,775** |

The Group's minimum future revenues are:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| ► Less than one year | 5,934 | 6,017 |
| ► Between one and five years | 21,056 | 22,806 |
| ► More than five years | 7,425 | 9,177 |
| **Total** | **34,415** | **38,000** |

### d) Off-balance sheet liabilities

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Letters of credit | 179,691 | 48,014 |
| Letters of guarantee | 5,403,670 | 4,835,271 |
| Undrawn credit facilities | 22,877,637 | 17,573,361 |
| **Total** | **28,460,998** | **22,456,646** |

## e) Assets pledged

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Loans to customers | 964,490 | 800,490 |
| Investment securities | 3,151,000 | 160,000 |
| **Total** | **4,115,490** | **960,490** |

The Bank has collateralized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006. With this act, the Bank of Greece accepts as collateral for monetary policy purposes and intraday credit, non-marketable assets, which should meet the terms and conditions of the above act.

From the investments securities, an amount of € 5 million is pledged as collateral to the clearing house of derivative transactions "ETESEP AE" as a margin account insurance and an amount of € 3,146 million is pledged as collateral for the participation in the Intra – Europe clearing of payments system on an ongoing time (TARGET) and in the European Central Bank's main refinancing operations.

Securities amounting € 2 billion, included in the above amount and issued due to the securitization of mortgage loans, are held by the Bank. The above securities are not presented in "Investment Securities" but are presented net from the securities issued by the special purpose entity Alpha Covered Bonds Plc.

## 16. Group consolidated companies

The consolidated financial statements apart from the parent company Alpha Bank include the following entities:

### A. SUBSIDIARIES

| Name | Country of Incorporation | Group's ownership interest % 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| **Banks** | | | |
| 1. Alpha Bank London Ltd | United Kingdom | 100.00 | 100.00 |
| 2. Alpha Bank Cyprus Ltd | Cyprus | 100.00 | 100.00 |
| 3. Alpha Bank Romania S.A. | Romania | 99.91 | 99.91 |
| 4. Alpha Bank AD Skopje | FYROM | 100.00 | 100.00 |
| 5. Alpha Bank Jersey Ltd | Jersey | 100.00 | 100.00 |
| 6. Alpha Bank Srbija A.D. | Serbia | 100.00 | 99.99 |
| 7. Astra Bank OJSC (note 20d) | Ukraine | 93.33 | |
| **Leasing companies** | | | |
| 1. Alpha Leasing A.E. | Greece | 100.00 | 100.00 |
| 2. Alpha Leasing Romania S.A. | Romania | 99.99 | 99.99 |
| 3. ABC Factors A.E. | Greece | 100.00 | 100.00 |
| 4. Alpha Asset Finance C.I. Ltd | Jersey | 100.00 | 100.00 |
| **Investment Banking** | | | |
| 1. Alpha Finance A.E.P.E.Y. (note 20a) | Greece | 100.00 | 100.00 |
| 2. Alpha Finance US Corporation | U.S.A. | 100.00 | 100.00 |
| 3. Alpha Finance Romania S.A. | Romania | 99.98 | 99.98 |
| 4. Alpha Ventures A.E. | Greece | 100.00 | 100.00 |
| 5. AEF European Capital Investments B.V. (note 20c) | The Netherlands | | 100.00 |
| 6. Alpha Ventures Capital Management (note 20h) | Greece | 100.00 | |
| **Asset Management** | | | |
| 1. Alpha Asset Management A.E.D.A.K. | Greece | 100.00 | 100.00 |
| 2. Alpha Private Investment Services A.E.P.E.Y. | Greece | 100.00 | 100.00 |
| 3. ABL Independent Financial Advisers Ltd | United Kingdom | 100.00 | 100.00 |
| **Insurance** | | | |
| 1. Alpha Insurance Agents A.E. | Greece | 100.00 | 100.00 |
| 2. Alpha Insurance Ltd Cyprus | Cyprus | 100.00 | 100.00 |
| 3. Alpha Insurance Brokers S.R.L. | Romania | 99.91 | 99.91 |
| 4. ALPHALIFE A.A.E.Z. | Greece | 100.00 | 100.00 |
| **Real estate and hotel** | | | |
| 1. Alpha Astika Akinita A.E. | Greece | 86.72 | 84.10 |
| 2. Ionian Hotel Enterprises A.E. | Greece | 96.21 | 94.81 |
| 3. Oceanos A.T.O.E.E. | Greece | 100.00 | 100.00 |
| 4. Alpha Real Estate D.O.O. Beograd | Serbia | 86.72 | 84.10 |
| 5. Alpha Astika Akinita D.O.O.E.L. Skopje | FYROM | 86.72 | 84.10 |
| 6. Tourist Resorts A.E. (note 20b) | Greece | | 94.81 |
| 7. Alpha Immovables Bulgaria E.O.O.D. | Bulgaria | 86.72 | 84.10 |
| **Special purpose and holding entities** | | | |
| 1. Alpha Credit Group Plc | United Kingdom | 100.00 | 100.00 |
| 2. Alpha Group Jersey Ltd | Jersey | 100.00 | 100.00 |
| 3. Alpha Group Investment Ltd | Cyprus | 100.00 | 100.00 |
| 4. Ionian Holdings A.E. | Greece | 100.00 | 100.00 |
| 5. Messana Holdings S.A. | Luxembourg | 100.00 | 100.00 |
| 6. Ionian Equity Participations Ltd | Cyprus | 100.00 | 100.00 |
| 7. Alpha Covered Bonds Plc (note 20f) | United Kingdom | 100.00 | |
| 8. ABL Holdings Jersey Ltd (note 20e) | Jersey | 100.00 | |
| **Other companies** | | | |
| 1. Alpha Bank London Nominees Ltd | United Kingdom | 100.00 | 100.00 |
| 2. Alpha Trustees Ltd | Cyprus | 100.00 | 100.00 |
| 3. Flagbright Ltd | United Kingdom | 100.00 | 100.00 |
| 4. Alpha Advisory Romania S.R.L. | Romania | 99.98 | 99.98 |
| 5. Evremathea A.E. | Greece | 100.00 | 100.00 |
| 6. Kafe Alpha A.E. | Greece | 100.00 | 100.00 |
| 7. Ionian Supporting Services A.E. | Greece | 100.00 | 100.00 |

**B. JOINT VENTURES**

| Name | Country of Incorporation | Group's ownership interest % 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| 1. Cardlink A.E. | Greece | 50.00 | 50.00 |
| 2. APE Fixed Assets A.E. | Greece | 60.10 | 60.10 |
| 3. APE Commercial Property A.E. | Greece | 72.20 | 60.10 |
| 4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi (note 20m) | Turkey | | 50.00 |
| 5. APE Investment Property S.A. | Greece | 67.42 | 67.42 |
| 6. Alpha TANEO A.K.E.S. (note 20h) | Greece | 51.00 | |

The subsidiaries are fully consolidated and the joint ventures are consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd., Alpha Bank Romania S.A. and Alpha Finance US Corporation through the use of FX swaps and interbank deposits in the functional currency of the above subsidiaries.

**C. ASSOCIATES**

| Name | Country of Incorporation | Group's ownership interest % 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| 1. Evisak A.E. | Greece | 27.00 | 27.00 |
| 2. AEDEP Thessalias and Stereas Ellados | Greece | 50.00 | 50.00 |
| 3. A.L.C. Novelle Investments Ltd | Cyprus | 33.33 | 33.33 |
| 4. EL.P.ET. Balkaniki S.A. (note 20j) | Greece | 26.71 | |

The associates included in consolidated financial statements are measured under the equity method.

The increase of the account "Investments in associates", compared to 31.12.2007, is attributed to the recognition of EL.P.ET. Balkaniki S.A. which is measured under the equity method.

## 17. Segment reporting

(Amounts in million of €)

| | 1.1 - 30.9.2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Group | Retail Banking | Corporate Banking | Asset Management/ Insurance | Investment Banking/ Treasury | South-Eastern Europe | Other |
| Interest | 1,362.4 | 832.4 | 250.9 | 12.0 | 18.5 | 246.6 | 2.0 |
| Commission | 353.3 | 134.1 | 65.4 | 53.7 | 34.3 | 67.1 | (1.3) |
| Other income | 106.8 | 10.4 | 8.8 | 1.1 | 3.1 | 46.1 | 37.3 |
| **Total income** | **1,822.5** | **976.9** | **325.1** | **66.8** | **55.9** | **359.8** | **38.0** |
| **Total expenses** | **(844.8)** | **(432.5)** | **(92.6)** | **(38.8)** | **(28.6)** | **(207.6)** | **(44.7)** |
| Impairment losses | (266.0) | (154.5) | (78.4) | | (0.2) | (32.9) | |
| **Profit before income tax** | **711.7** | **389.9** | **154.1** | **28.0** | **27.1** | **119.3** | **(6.7)** |
| Income tax | (142.2) | | | | | | |
| **Profit after income tax** | **569.5** | | | | | | |

(Amounts in million of €)

| 1.1 - 30.9.2007 | Group | Retail Banking | Corporate Banking | Asset Management/ Insurance | Investment Banking/ Treasury | South-Eastern Europe | Other |
|---|---|---|---|---|---|---|---|
| Interest | 1,168.2 | 725.1 | 225.8 | 12.9 | 31.0 | 162.5 | 10.9 |
| Commission | 341.3 | 122.0 | 71.0 | 65.4 | 34.3 | 50.2 | (1.6) |
| Other income | 121.9 | 15.1 | 4.0 | 8.3 | 18.4 | 29.3 | 46.8 |
| **Total income** | **1,631.4** | **862.2** | **300.8** | **86.6** | **83.7** | **242.0** | **56.1** |
| **Total expenses** | **(740.0)** | **(405.3)** | **(82.8)** | **(44.0)** | **(26.9)** | **(141.0)** | **(40.0)** |
| Impairment losses | (157.7) | (77.9) | (61.0) | | | (18.2) | (0.6) |
| **Profit before income tax** | 733.7 | 379.0 | 157.0 | 42.6 | 56.8 | 82.8 | 15.5 |
| Income tax | (143.4) | | | | | | |
| Profit from discontinued operations | 80.4 | | | | | | |
| **Profit after income tax** | 670.7 | | | | | | |

i. Retail Banking

Includes all individuals (retail banking customers) of the Bank, professionals, and small companies operating in Greece and abroad except from South-Eastern Europe countries.

The Bank through its extended branch network offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letters of guarantee) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division and shipping corporations operating in Greece and abroad except from South Eastern Europe countries.

The Group offers working capital facilities, corporate loans, and letters of guarantee.

This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Group's private banking and Alpha Asset Management A.E.D.A.K.

In addition commissions are included due to the wide range of insurance products to individuals and companies through AXA Insurance which is the corporate successor of the former subsidiary Alpha Insurance A.E.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized Group companies (Alpha Finance A.E.P.E.Y., Alpha Ventures A.E.). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – loans etc.).

v. South-Eastern Europe

Consists of the Bank's branches and subsidiaries of the Group operating in South Eastern Europe.

vi. Other

This segment consists of the non-financial subsidiaries of the Group and Bank's income and expenses that are not related to its operating activities.

## 18. Capital adequacy

The Group's capital adequacy is monitored by the Bank of Greece to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Bank must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which has been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk-weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

| | **30.9.2008** | **31.12.2007** |
|---|---|---|
| | **Basel II** | **Basel I** |
| Tier I ratio | 8.7% | 9.6% |
| **Capital adequacy ratio (Tier I + Tier II)** | **10.8%** | **12.5%** |

## 19. Related-party transactions

The Bank and the Group companies entered into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by the Group's relevant committees.

**a.** The outstanding balances of the transactions with members of the Board of Directors and their close family members are as follows:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Assets** | | |
| Loans and advances to customers | 150,272 | 39,951 |
| **Liabilities** | | |
| Due to customers | 78,395 | 43,523 |
| Debt securities in issue | 24,388 | 9,009 |
| Total | 102,783 | 52,532 |
| **Letters of guarantee** | 17,754 | 83 |

| | From 1 January to | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| Interest and similar income | 7,720 | 167 |
| Interest expense and similar charges | 2,556 | 1,158 |

**b.** The outstanding balances with associates and the related results of these transactions are as follows:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Assets** | | |
| Loans and advances to customers | 205 | 277 |
| **Liabilities** | | |
| Due to customers | 5 | 26 |

| | From 1 January to | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| **Income** | | |
| Interest and similar income | 15 | 25 |
| **Expenses** | | |
| Other expenses | 2,461 | 2,443 |

**c.** The Group Companies' Board of Directors and Executive General Managers' fees recorded in the income statement for the nine month period of 2008 amounted to € 8,544 (30.09.2007: € 10,683).

## 20. Acquisitions, sales of subsidiaries and other corporate events

**a.** According to Law 3606/2007, which incorporates in Greek Legislation the European's Parliament guidance MiFID (2004/2007) and after the relevant decision of the Extraordinary Shareholders' Meeting held on 14.12.2007 and the approval of the Ministry of Development on 11.2.2008, the name of Alpha Finance A.X.E.P.E.Y. was changed to Alpha Finance A.E.P.E.Y.

**b.** On 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the "Greek Hotel Company Lampsa S.A." and to "Plaka S.A." by 50% respectively. The sale resulted in a gain of € 1.5 million for the Group.

**c.** On 31.3.2008 the subsidiary AEF European Capital Investments B.V. was liquidated. No profit or loss resulted from the liquidation.

**d.** On 4.4.2008 the Bank acquired 90% of the newly established Ukrainian Bank Astra Bank OJSC at a cost of € 10.9 million. The Bank agreed with the founders of Astra Bank that they will hold a stake up to 10% of the share capital and will remain as executive members of management.

**e.** On 22.4.2008 the Bank's subsidiary Alpha Ventures A.E. sold its shares in BIOMAGN AMETVE. The sale resulted in a gain amounting to € 328 thousand.

**f.** On 7.5.2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. The issuer will be Alpha Group Jersey Limited, a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange.

**g.** On 8.5.2008 the Bank participated in Alpha Bank Srbija A.D. share capital increase at a total amount of € 49.8 million.

**h.** On 9.5.2008 the subsidiary Alpha Ventures A.E. established the company Alpha Ventures Capital Management. Alpha Ventures Capital Management has the management of the mutual fund of ALPHA-TANEO A.K.E.S., which was founded on 2.6.2008 and the Bank holds a 51% ownership interest.

**i.** On 21.5.2008 the Bank acquired 847 shares of APE Commercial Property A.E. Following the acquisition, the Bank's interest in APE Commercial Property A.E. was 72.20%.

**j.** On 21.5.2008, the Group recognised its participation to associate EL.P.ET. Balkaniki S.A. which was included in the consolidated financial statements under the equity method.

**k.** On 30.6.2008 the Bank participated in Astra Bank OJSC share capital increase at the total amount of € 126.4 million plus expenses. After this share capital increase the Bank's ownership interest is 93.33%.

**l.** On 2.7.2008 Alpha Covered Bonds Plc was established in the United Kingdom by the Bank (which has 100% ownership interest) with primary activity the issuance of covered bonds.

**m.** On 15.8.2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S." i.e. 50% of the share capital, to the other shareholder of Anadolu Group. No profit or loss resulted from the sale.

**n.** Following the unprecedented crisis in the global capital markets in the mid of September and the significant increase in the deposits guarantee from € 20,000 to € 100,000, Money Market mutual funds suffered a severe competitive disadvantage.

For this reason the Bank decided to assume the risks associated with the Money Market mutual funds. As a result of the above decision the Bank recognized in the financial statements the assets and liabilities of Alpha Domestic Money Market Fund, Alpha Foreign Money Market Fund and Alpha Regular Income Foreign Bonds Fund.

On 30.9.2008 the above mentioned liabilities amounted to € 1.5 billion, and are included in "Due to customers" account.

**o.** On 29.9.2008 the wholly owned subsidiary of the Bank, Alpha Bank London Limited established in Jersey the company ABL Holdings Jersey Limited. Alpha Bank London Limited transferred its participation in the subsidiary Alpha Asset Finance C.I. Limited to ABL Holdings Jersey Limited.

## 21. Events after the balance sheet date

Based on the approved by the General Meeting of Shareholders held on 3.4.2008 share buy back program, the Bank acquired during 1.10.2008 up to 19.11.2008 3,079,198 treasury shares at a cost of € 31,001 (i.e. € 10.07 per share). The above mentioned shares represent 0.74% of its issued share capital.

As at 19.11.2008 the Bank holds 4,806,394 treasury shares at a total cost of € 62,921 or 1.17% of its issued share capital.

Athens, 25 November 2008

| THE CHAIRMAN OF THE BOARD OF DIRECTORS | THE MANAGING DIRECTOR | THE EXECUTIVE DIRECTOR | GROUP FINANCIAL REPORTING OFFICER |
|---|---|---|---|
| YANNIS S. COSTOPOULOS<br>I.D. No. X 661480 | DEMETRIOS P. MANTZOUNIS<br>I.D. No. I 166670 | MARINOS S. YANNOPOULOS<br>I.D. No. N 308546 | GEORGE N.KONTOS<br>I.D. No. AB 522299 |

ALPHA BANK

# ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 30.9.2008

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

Αθήναι

25 Νοεμβρίου 2008

# ΠΕΡΙΕΧΟΜΕΝΑ

# ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ

## Ενδιάμεση Ενοποιημένη Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

| | Σημείωση | Από 1 Ιανουαρίου έως 30.9.2008 | Από 1 Ιανουαρίου έως 30.9.2007 | Από 1 Ιουλίου έως 30.9.2008 | Από 1 Ιουλίου έως 30.9.2007 |
|---|---|---|---|---|---|
| Τόκοι και εξομοιούμενα έσοδα | | 3.235.842 | 2.457.789 | 1.159.790 | 873.982 |
| Τόκοι και εξομοιούμενα έξοδα | | (1.873.466) | (1.289.612) | (695.249) | (458.271) |
| Καθαρό έσοδο από τόκους | | 1.362.376 | 1.168.177 | 464.541 | 415.711 |
| Έσοδα από αμοιβές και προμήθειες | | 402.477 | 372.221 | 138.826 | 132.442 |
| Προμήθειες έξοδα | | (49.208) | (30.886) | (19.381) | (12.819) |
| Καθαρό έσοδο από αμοιβές και προμήθειες | | 353.269 | 341.335 | 119.445 | 119.623 |
| Έσοδα από μερίσματα | | 2.522 | 2.220 | 165 | 10 |
| Αποτελέσματα χρηματοοικονομικών πράξεων | | 38.144 | 58.844 | (2.153) | 18.246 |
| Λοιπά έσοδα | | 58.525 | 59.543 | 17.707 | 21.220 |
| | | 99.191 | 120.607 | 15.719 | 39.476 |
| **Σύνολο εσόδων** | | **1.814.836** | **1.630.119** | **599.705** | **574.810** |
| Αμοιβές και έξοδα προσωπικού | | (436.511) | (390.715) | (151.261) | (132.032) |
| Γενικά διοικητικά έξοδα | | (340.741) | (291.526) | (119.564) | (101.828) |
| Αποσβέσεις | 8, 9, 10 | (64.739) | (55.037) | (22.559) | (19.929) |
| Λοιπά έξοδα | | (2.781) | (2.737) | (1.125) | (1.003) |
| **Σύνολο εξόδων** | | **(844.772)** | **(740.015)** | **(294.509)** | **(254.792)** |
| Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου | 2 | (266.019) | (157.686) | (124.063) | (55.085) |
| Αναλογία κερδών/(ζημιών) από συγγενείς εταιρίες | | 7.700 | 1.232 | 7.679 | (22) |
| **Κέρδη πριν το φόρο εισοδήματος** | | **711.745** | **733.650** | **188.812** | **264.911** |
| Φόρος εισοδήματος | 3 | (142.199) | (143.369) | (34.118) | (48.734) |
| **Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες** | | **569.546** | **590.281** | **154.694** | **216.177** |
| Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες | 4 | | 80.388 | | |
| **Καθαρά κέρδη μετά το φόρο εισοδήματος** | | **569.546** | **670.669** | **154.694** | **216.177** |
| **Καθαρά κέρδη που αναλογούν σε:** | | | | | |
| **Μετόχους της Τραπέζης** | | **567.833** | **669.692** | **153.701** | **215.726** |
| Τρίτους | | 1.713 | 977 | 993 | 451 |
| **Καθαρά κέρδη ανά μετοχή:** | 5 | | | | |
| *Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες* | | | | | |
| Βασικά (€ ανά μετοχή) | | 1,40 | 1,65 | 0,38 | 0,53 |
| Προσαρμοσμένα (€ ανά μετοχή) | | 1,40 | 1,64 | 0,38 | 0,53 |
| *Από συνεχιζόμενες δραστηριότητες* | | | | | |
| Βασικά (€ ανά μετοχή) | | 1,40 | 1,45 | 0,38 | 0,53 |
| Προσαρμοσμένα (€ ανά μετοχή) | | 1,40 | 1,45 | 0,38 | 0,53 |

*Οι επισυναπτόμενες σημειώσεις (σελ. 9 - 34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.*

# Ενδιάμεσος Ενοποιημένος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

| | Σημείωση | 30.09.2008 | 31.12.2007 |
|---|---|---|---|
| **ΕΝΕΡΓΗΤΙΚΟ** | | | |
| Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες | | 4.226.193 | 3.263.612 |
| Απαιτήσεις κατά πιστωτικών ιδρυμάτων | | 2.576.899 | 3.509.696 |
| Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων | | 18.216 | 266.047 |
| Παράγωγα χρηματοοικονομικά μέσα | | 522.871 | 383.432 |
| Δάνεια και απαιτήσεις κατά πελατών | 6 | 49.556.541 | 42.072.071 |
| Αξιόγραφα επενδυτικού χαρτοφυλακίου | 7 | | |
| -Διαθέσιμα προς πώληση | | 946.063 | 3.156.901 |
| -Διακρατούμενα μέχρι τη λήξη | | 4.214.390 | |
| Επενδύσεις σε συγγενείς εταιρίες | | 59.964 | 5.320 |
| Επενδύσεις σε ακίνητα | 8 | 67.056 | 73.560 |
| Ιδιοχρησιμοποιούμενα ενσώματα πάγια | 9 | 1.236.437 | 1.173.275 |
| Υπεραξία και λοιπά άυλα πάγια | 10 | 146.157 | 134.497 |
| Αναβαλλόμενες φορολογικές απαιτήσεις | | 176.294 | 170.257 |
| Λοιπά στοιχεία Ενεργητικού | | 469.213 | 385.676 |
| | | 64.216.294 | 54.594.344 |
| Στοιχεία Ενεργητικού προς πώληση | 11 | 49.211 | 89.945 |
| **Σύνολο Ενεργητικού** | | **64.265.505** | **54.684.289** |
| **ΥΠΟΧΡΕΩΣΕΙΣ** | | | |
| Υποχρεώσεις προς πιστωτικά ιδρύματα | | 6.276.475 | 4.437.736 |
| Παράγωγα χρηματοοικονομικά μέσα | | 473.461 | 384.139 |
| Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας) | | 42.158.201 | 34.665.158 |
| Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις | 12 | 8.956.922 | 9.189.297 |
| Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους | | 136.453 | 158.797 |
| Αναβαλλόμενες φορολογικές υποχρεώσεις | | 135.436 | 94.807 |
| Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους | | 45.103 | 42.019 |
| Λοιπές υποχρεώσεις | | 1.734.454 | 1.323.554 |
| Προβλέψεις | 13 | 57.644 | 95.935 |
| | | 59.974.149 | 50.391.442 |
| Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση | 11 | | 1.583 |
| **Σύνολο Υποχρεώσεων** | | **59.974.149** | **50.393.025** |
| **ΚΑΘΑΡΗ ΘΕΣΗ** | | | |
| **Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης** | | | |
| Μετοχικό Κεφάλαιο | 14 | 1.931.590 | 1.602.809 |
| Διαφορά από έκδοση μετοχών υπέρ το άρτιο | 14 | | 184.033 |
| Αποθεματικά | | 442.649 | 445.662 |
| Αποτελέσματα εις νέον | 14 | 1.021.917 | 1.138.195 |
| Ίδιες μετοχές | 14 | (31.921) | (188) |
| | | 3.364.235 | 3.370.511 |
| **Δικαιώματα τρίτων** | | **39.215** | **32.859** |
| **Υβριδικά κεφάλαια** | | **887.906** | **887.894** |
| **Σύνολο Καθαρής Θέσεως** | | **4.291.356** | **4.291.264** |
| **Σύνολο Υποχρεώσεων και Καθαρής Θέσεως** | | **64.265.505** | **54.684.289** |

*Οι επισυναπτόμενες σημειώσεις (σελ.9 - 34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.*

# Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

| | Μετοχικό Κεφάλαιο | Διαφορά από έκδοση μετοχών υπέρ το άρτιο | Αποθεματικά | Αποτελέσματα εις νέον | Ίδιες μετοχές | Σύνολο | Δικαιώματα τρίτων | Υβριδικά κεφάλαια | Σύνολο Καθαρής Θέσεως |
|---|---|---|---|---|---|---|---|---|---|
| **Υπόλοιπο 1.1.2007** | 1.591.286 | 127.961 | 349.121 | 686.018 | (14.653) | 2.739.733 | 44.280 | 829.654 | 3.613.667 |
| **Μεταβολές περιόδου 1.1 - 30.9.2007** | | | | | | | | | |
| Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων | | | (27.187) | | | (27.187) | | | (27.187) |
| Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων | | | 128.059 | | | 128.059 | | | 128.059 |
| Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού | | | 3.495 | | | 3.495 | | | 3.495 |
| Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση | | | 104.367 | | | 104.367 | | | 104.367 |
| Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος | | | | 669.692 | | 669.692 | 977 | | 670.669 |
| **Σύνολο αποτελέσματος** | | | **104.367** | **669.692** | | **774.059** | **977** | | **775.036** |
| Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες | | | | (660) | | (660) | (16.783) | | (17.443) |
| Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων | | | | (5.533) | (105.203) | (110.736) | | 56.121 | (54.615) |
| Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό | | | 7.461 | | | 7.461 | | | 7.461 |
| Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως | 10.789 | 27.449 | | | | 38.238 | | | 38.238 |
| Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας | | | | (304.421) | | (304.421) | (1.077) | | (305.498) |
| Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων | | | | (47.442) | | (47.442) | | | (47.442) |
| Σχηματισμός αποθεματικών | | | 18.011 | (18.011) | | | | | |
| Λοιπά | | | | (2.161) | | (2.161) | | | (2.161) |
| **Υπόλοιπο 30.9.2007** | 1.602.075 | 155.410 | 478.960 | 977.482 | (119.856) | 3.094.071 | 27.397 | 885.775 | 4.007.243 |

# Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

| | Μετοχικό Κεφάλαιο | Διαφορά από έκδοση μετοχών υπέρ το άρτιο | Αποθεματικά | Αποτελέσματα εις νέον | Ίδιες μετοχές | Σύνολο | Δικαιώματα τρίτων | Υβριδικά κεφάλαια | Σύνολο Καθαρής Θέσεως |
|---|---|---|---|---|---|---|---|---|---|
| **Υπόλοιπο 30.9.2007** | 1.602.075 | 155.410 | 478.960 | 977.482 | (119.856) | 3.094.071 | 27.397 | 885.775 | 4.007.243 |
| **Μεταβολές περιόδου 1.10-31.12.2007** | | | | | | | | | |
| Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων | | | (11.426) | | | (11.426) | | | (11.426) |
| Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων | | | (5.005) | | | (5.005) | | | (5.005) |
| Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού | | | (3.427) | | | (3.427) | | | (3.427) |
| Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση | | | (19.858) | | | (19.858) | | | (19.858) |
| Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος | | | | 180.343 | | 180.343 | 74 | | 180.417 |
| **Σύνολο αποτελέσματος** | | | **(19.858)** | **180.343** | | **160.485** | **74** | | **160.559** |
| Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες | | | | (2.953) | | (2.953) | 5.388 | | 2.435 |
| Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων | | | | (12.664) | 119.668 | 107.004 | | 2.119 | 109.123 |
| Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό | | | 12.026 | | | 12.026 | | | 12.026 |
| Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό | | 25.477 | (25.477) | | | | | | |
| Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως | 734 | 3.146 | | | | 3.880 | | | 3.880 |
| Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων | | | | (5.554) | | (5.554) | | | (5.554) |
| Μεταφορά αποθεματικών | | | (36.827) | 36.827 | | | | | |
| Σχηματισμός αποθεματικών | | | 36.838 | (36.838) | | | | | |
| Λοιπά | | | | 1.552 | | 1.552 | | | 1.552 |
| **Υπόλοιπο 31.12.2007** | 1.602.809 | 184.033 | 445.662 | 1.138.195 | (188) | 3.370.511 | 32.859 | 887.894 | 4.291.264 |

# Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

| | Μετοχικό Κεφάλαιο | Διαφορά από έκδοση μετοχών υπέρ το άρτιο | Αποθεματικά | Αποτελέσματα εις νέον | Ίδιες μετοχές | Σύνολο | Δικαιώματα τρίτων | Υβριδικά κεφάλαια | Σύνολο Καθαρής Θέσεως |
|---|---|---|---|---|---|---|---|---|---|
| **Υπόλοιπο 1.1.2008** | 1.602.809 | 184.033 | 445.662 | 1.138.195 | (188) | 3.370.511 | 32.859 | 887.894 | 4.291.264 |
| **Μεταβολές περιόδου 1.1-30.9.2008** | | | | | | | | | |
| Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (μετά από φόρους) | | | (55.413) | | | (55.413) | | | (55.413) |
| Μεταφορά στο αποτέλεσμα περιόδου αποθεματικού των διαθεσίμων προς πώληση αξιογράφων | | | 5.607 | | | 5.607 | | | 5.607 |
| Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού | | | (866) | | | (866) | | | (866) |
| Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση | | | (50.672) | | | (50.672) | | | (50.672) |
| Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος | | | | 567.833 | | 567.833 | 1.713 | | 569.546 |
| **Σύνολο αποτελέσματος** | | | **(50.672)** | **567.833** | | **517.161** | **1.713** | | **518.874** |
| Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον (σημείωση 14α) | 328.781 | (184.033) | | (144.748) | | | | | |
| Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες | | | | (4.714) | | (4.714) | 5.175 | | 461 |
| Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων | | | | (66.848) | (31.733) | (98.581) | | 12 | (98.569) |
| Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας (σημείωση 14β) | | | | (362.199) | | (362.199) | (532) | | (362.731) |
| Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων | | | | (52.824) | | (52.824) | | | (52.824) |
| Σχηματισμός αποθεματικών | | | 47.659 | (47.659) | | | | | |
| Λοιπά | | | | (5.119) | | (5.119) | | | (5.119) |
| **Υπόλοιπο 30.9.2008** | 1.931.590 | | 442.649 | 1.021.917 | (31.921) | 3.364.235 | 39.215 | 887.906 | 4.291.356 |

*Οι επισυναπτόμενες σημειώσεις (σελ.9 - 34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.*

# Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

| | Σημείωση | Από 1 Ιανουαρίου έως 30.9.2008 | 30.9.2007 |
|---|---|---|---|
| **Ταμειακές ροές από λειτουργικές δραστηριότητες** | | | |
| Κέρδη πριν το φόρο εισοδήματος | | 711.745 | 733.650 |
| **Προσαρμογή κερδών προ φόρων για:** | | | |
| Αποσβέσεις ενσωμάτων παγίων | 8, 9 | 43.491 | 37.730 |
| Αποσβέσεις αΰλων παγίων | 10 | 21.248 | 17.307 |
| Απομειώσεις δανείων και προβλέψεις | | 279.681 | 164.374 |
| Λοιπές προσαρμογές | | (5.574) | 7.461 |
| (Κέρδη)/ζημίες από επενδυτικές δραστηριότητες | | 16.102 | 23.437 |
| (Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες | | 32.637 | 41.984 |
| Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις | | (7.700) | (1.232) |
| | | **1.091.630** | **1.024.711** |
| **Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:** | | | |
| Απαιτήσεων κατά πιστωτικών ιδρυμάτων | | 1.027.810 | (458.449) |
| Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού | | 108.392 | 36.746 |
| Δανείων και απαιτήσεων κατά πελατών | | (7.820.518) | (7.300.144) |
| Λοιπών στοιχείων Ενεργητικού | | (81.689) | (41.174) |
| **Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:** | | | |
| Υποχρεώσεων προς πιστωτικά ιδρύματα | | 1.829.352 | (3.242.952) |
| Υποχρεώσεων από παράγωγα | | 89.322 | 134.000 |
| Υποχρεώσεων προς πελάτες | | 7.412.756 | 4.016.444 |
| Λοιπών Υποχρεώσεων | | 479.155 | 235.831 |
| **Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους** | | 4.136.210 | (5.594.987) |
| Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι | | (124.105) | (109.929) |
| **Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες** | | **4.012.105** | **(5.704.916)** |
| **Ταμειακές ροές από επενδυτικές δραστηριότητες** | | | |
| Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις | | (199.360) | (17.423) |
| Διάθεση συμμετοχών θυγατρικών και συγγενών επιχειρήσεων | | 1.694 | |
| Εισπραχθέντα μερίσματα | | 2.669 | 2.220 |
| Αγορές παγίων | | (130.966) | (134.886) |
| Πωλήσεις παγίων | | 22.987 | 19.612 |
| Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα | | (1.994.679) | 4.485.655 |
| **Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες** | | **(2.297.655)** | **4.355.178** |
| **Ταμειακές ροές από χρηματοδοτικές δραστηριότητες** | | | |
| Αύξηση καθαρής θέσεως από ενάσκηση δικαιωμάτων προαιρέσεως | | | 38.238 |
| Έξοδα αυξήσεως μετοχικού κεφαλαίου | | (2.204) | |
| Πληρωθέντα μερίσματα | | (360.693) | (303.316) |
| (Αγορές)/πωλήσεις ιδίων μετοχών | | (86.024) | (80.935) |
| Έκδοση ομολογιακών δανείων | | 100.000 | 677.038 |
| Αποπληρωμή ομολογιακών δανείων | | (284.625) | (500.176) |
| (Αγορές)/πωλήσεις υβριδικών τίτλων | | (7) | 40.987 |
| Πληρωθέντα μερίσματα υβριδικών τίτλων | | (52.824) | (47.442) |
| **Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες** | | **(686.377)** | **(175.606)** |
| **Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα** | | **256** | **3.495** |
| **Καθαρή αύξηση/(μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες** | | **1.028.329** | **(1.521.849)** |
| Καθαρές ταμειακές ροές από διακοπτόμενες λειτουργικές δραστηριότητες | | | |
| Καθαρές ταμειακές ροές από διακοπτόμενες επενδυτικές δραστηριότητες | | | 160.700 |
| Καθαρές ταμειακές ροές από διακοπτόμενες χρηματοδοτικές δραστηριότητες | | | |
| **Καθαρή αύξηση/(μείωση) ταμειακών ροών από διακοπτόμενες δραστηριότητες** | | | **160.700** |
| **Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου** | | **3.792.031** | **4.575.831** |
| **Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου** | | **4.820.360** | **3.214.682** |

*Οι επισυναπτόμενες σημειώσεις (σελ.9 - 34) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.*

# Σημειώσεις επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων

## ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα, ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης, όπως περιγράφεται στο άρθρο 4 του Καταστατικού της, είναι η διενέργεια, για ίδιο λογαριασμό ή για λογαριασμό τρίτων, στην Ελλάδα και στην αλλοδαπή, αυτοτελώς ή σε συνεργασία, συμπεριλαμβανομένης της κοινοπραξίας, μετά τρίτων, του συνόλου, άνευ περιορισμού ή ετέρας διακρίσεως, των (κυρίων και παρεπομένων) εργασιών, δραστηριοτήτων, συναλλαγών και υπηρεσιών, που η εκάστοτε κείμενη (ημεδαπή, κοινοτική, αλλοδαπή) νομοθεσία επιτρέπει σε πιστωτικά ιδρύματα. Για την εκπλήρωσή του η Τράπεζα δύναται να διενεργεί οποιαδήποτε πράξη, εργασία ή συναλλαγή που, αμέσως ή εμμέσως, είναι συναφής, συμπληρωματική ή επιβοηθητική των προαναφερομένων.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010.

Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη εκτελεστικό μέλος. Όρισε επίσης, ως μη Εκτελεστικά Ανεξάρτητα Μέλη, τους κ.κ. Μηνά Γ. Τάνε και Γεώργιο Ε. Αγουρίδη. Έτσι η σύνθεση του Διοικητικού Συμβουλίου την 30.9.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες ***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης
ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO) ***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας *
Νικόλαος Ι. Μάνεσης **
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης *
Παύλος Α. Αποστολίδης **
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας **

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* *Μέλος της Ελεγκτικής Επιτροπής*
** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*
*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου
Νικόλαος Ε. Βουνισέας

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης
Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 30η Σεπτεμβρίου 2008 ήταν η τρίτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους σημαντικούς διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 30η Σεπτεμβρίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχωρίων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το εννεάμηνο του 2008, σε 1.395.256 τεμάχια, ανά συνεδρίαση, κατά μέσο όρο.

Τέλος, η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την Ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

**Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 25ης Νοεμβρίου 2008.**

# ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

## 1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.9.2008 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.9.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθεί υπόψη η Διερμηνεία 11 "Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου", η οποία εκδόθηκε από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.), υιοθετήθηκε από την Ευρωπαϊκή Ένωση και η εφαρμογή της είναι υποχρεωτική για τον Όμιλο από 1.1.2008. Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), εξέδωσε την τροποποίηση των ΔΛΠ 39 και Δ.Π.Χ.Π. 7 "Αναταξινόμηση Χρηματοοικονομικών Στοιχείων Ενεργητικού", η οποία υιοθετήθηκε από την Ευρωπαϊκή Ένωση με τον Κανονισμό 1004/15.10.2008. Η τροποποίηση επιτρέπει, υπό προϋποθέσεις, την αναταξινόμηση ορισμένων χρηματοοικονομικών στοιχείων ενεργητικού, σε κατηγορίες αποτίμησης, διαφορετικές από εκείνες που είχαν ταξινομηθεί κατά την αρχική αναγνώρισή τους. Η ανωτέρω δυνατότητα μπορεί να εφαρμοστεί αναδρομικά από την 1η Ιουλίου 2008. Ο Όμιλος έκανε χρήση της ανωτέρω δυνατότητας αναταξινόμησης και η επίπτωση στις οικονομικές καταστάσεις του αναφέρεται στη σημείωση 6.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2008, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν από την 1.1.2008, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

ΑΠΟΤΕΛΕΣΜΑΤΑ

## 2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών | 320.822 | 151.507 | 169.161 | 30.129 |
| Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων | (24) | (14) | (4) | |
| Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία | (38.133) | 15.054 | (39.695) | 30.000 |
| Εισπράξεις από διαγραφείσες απαιτήσεις | (16.646) | (8.861) | (5.399) | (5.044) |
| **Σύνολο** | **266.019** | **157.686** | **124.063** | **55.085** |

Η σοβαρή επιδείνωση της πιστωτικής κρίσης κατά το Γ΄τρίμηνο 2008 και η σταδιακή μεταφορά της στην πραγματική οικονομία, αποτελεί ισχυρή ένδειξη απομείωσης της αξίας του χαρτοφυλακίου των δανείων.

Παρά το γεγονός ότι δεν υπάρχουν ακόμα εκδηλώσεις της κρίσεως στην εξυπηρέτηση του δανειακού χαρτοφυλακίου, ο Όμιλος προέβη σε επανεκτίμηση των πιθανών ζημιών απομείωσης, οι οποίες, ως ποσοστό επί των δανείων, ανέρχονται για το Γ΄τρίμηνο 2008 σε 1,01% έναντι 0,61% και 0,64%, για το Α΄ και Β΄τρίμηνο αντίστοιχα.

## 3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής. Με το Ν. 3697/08 ο φορολογικός συντελεστής μειώνεται, κατά μία μονάδα κατ' έτος, από τη χρήση 2010 για να διαμορφωθεί σε 20% για τη χρήση 2014 και εφεξής.

Με το άρθρο 26 του Ν. 3634/2008 επεβλήθη από τη χρήση 2007 φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%) και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα που δεν υπόκεινται σε φορολογία για τις χρήσεις 2007 και 2008, είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν.

Σημειώνεται ότι, σύμφωνα με το Ν. 3697/08, στα μερίσματα που εγκρίνονται από γενικές συνελεύσεις μετά την 1.1.2009 παρακρατείται φόρος με συντελεστή 10%, με εξάντληση της φορολογικής υποχρέωσης του δικαιούχου.

Για τις θυγατρικές εταιρίες και τα καταστήματα της Τραπέζης, που δραστηριοποιούνται σε άλλες χώρες, οι ισχύοντες ονομαστικοί φορολογικοί συντελεστές, για τις χρήσεις 2007 και 2008, έχουν ως εξής:

| | Χρήση 2007 % | Χρήση 2008 % |
|---|---|---|
| Κύπρος | 10 | 10 |
| Βουλγαρία | 10 | 10 |
| Σερβία | 10 | 10 |
| Ρουμανία | 16 | 16 |
| Jersey | 20 | 20 |
| Ουκρανία | 25 | 25 |
| Λουξεμβούργο | 29,63 | 29,63 |
| FYROM | 12 | 10 |
| Αλβανία | 20 | 10 |
| Ηνωμένο Βασίλειο | 30 | 28 |

Ο φόρος εισοδήματος αναλύεται ως εξής:

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Τρέχων | 101.774 | 96.629 | 36.846 | 28.282 |
| Αναβαλλόμενος | 40.425 | 46.740 | (2.728) | 20.452 |
| **Σύνολο** | **142.199** | **143.369** | **34.118** | **48.734** |

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων | 3.007 | 10.631 | 1.363 | 5.870 |
| Αποτίμηση δανείων | 13.449 | (5.808) | 31.202 | 1.846 |
| Διακοπή εκτοκισμού δανείων | 29.736 | 20.326 | 11.055 | 7.945 |
| Απομείωση δανείων | 3.279 | 8.744 | 431 | 2.892 |
| Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους | (279) | 141 | (63) | (112) |
| Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων | 12.999 | | (1.283) | |
| Αποτίμηση παραγώγων | (11.989) | (4.138) | (24.265) | (1.600) |
| Διαμόρφωση πραγματικού επιτοκίου | 8.780 | 3.400 | 4.146 | 2.664 |
| Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων, λόγω αντιστάθμισης της εύλογης αξίας τους | (2.572) | 10.096 | (7.261) | (455) |
| Αποτίμηση ομολόγων | (16.135) | | (16.309) | |
| Αποτίμηση λοιπών χρεογράφων | (6.979) | | (1.369) | |
| Μεταφερόμενες φορολογικές ζημίες | | 464 | (894) | 541 |
| Λοιπές προσωρινές διαφορές | 7.129 | 2.884 | 519 | 861 |
| **Σύνολο** | **40.425** | **46.740** | **(2.728)** | **20.452** |

Οι προσωρινές διαφορές από αποτίμηση ομολόγων και λοιπών χρεογράφων προκύπτουν λόγω της φορολογίας που επιβλήθηκε με το Ν. 3634/2008.

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

| | Από 1 Ιανουαρίου έως | | | | Από 1 Ιουλίου έως | | | |
|---|---|---|---|---|---|---|---|---|
| | 30.9.2008 | | 30.9.2007 | | 30.9.2008 | | 30.9.2007 | |
| | % | | % | | % | | % | |
| **Κέρδη πριν το φόρο εισοδήματος** | | **711.745** | | **733.650** | | **188.812** | | **264.911** |
| Φόρος εισοδήματος (φορολογικός συντελεστής) | 23,06 * | 164.135 | 20,36 * | 149.341 | 22,51 | 42.501 | 14,76 | 39.094 |
| **Αύξηση/(μείωση) προερχόμενη από:** | | | | | | | | |
| Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα | 0,04 | 256 | (0,10) | (744) | 0,02 | 30 | (0,32) | (836) |
| Εισόδημα μη υπαγόμενο στο φόρο | (2,28) | (16.240) | (2,44) | (17.865) | 0,50 | 941 | 1,55 | 4.097 |
| Έξοδα μη εκπεστέα | 0,95 | 6.807 | 1,03 | 7.526 | 1,49 | 2.804 | 2,08 | 5.518 |
| Αναλογία των αφορολογήτων εσόδων στα κέρδη περιόδου | | | (0,49) | (3.587) | | | (1,19) | (3.149) |
| Μέρος των αφορολογήτων κερδών που αναλογεί στα διανεμόμενα | | | 0,36 | 2.620 | | | 0,87 | 2.294 |
| Διαφορές μεταφερόμενες προς συμψηφισμό | | | | | 0,11 | 217 | | |
| Λοιπές φορολογικές προσαρμογές | (1,79) | (12.759) | 0,83 | 6.078 | (6,55) | (12.375) | 0,65 | 1.716 |
| **Φόρος Εισοδήματος** (πραγματικός φορολογικός συντελεστής) | **19,98** | **142.199** | **19,55** | **143.369** | **18,08** | **34.118** | **18,40** | **48.734** |

* *Ο φορολογικός συντελεστής 23,06% για τη χρήση 2008 και 20,36% για τη χρήση 2007, είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές εταιρίες του Ομίλου.*

## 4. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.3.2007 υπεγράφη σύμβαση πωλήσεως του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα, για την περίοδο 1.1.2007 έως 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό "καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες" και αναλύονται ως εξής:

| | Από 1 Ιανουαρίου έως 30.9.2007 |
|---|---:|
| **Έσοδα** | |
| Καθαρό έσοδο από τόκους | 860 |
| Καθαρό έσοδο από αμοιβές και προμήθειες | 409 |
| Λοιπά έσοδα (Ασφάλιστρα κ.λ.π.) | 3.573 |
| **Σύνολο εσόδων** | **4.842** |
| **Έξοδα** | |
| Αμοιβές και έξοδα προσωπικού | (2.338) |
| Γενικά διοικητικά έξοδα | (1.583) |
| Αποσβέσεις | (239) |
| **Σύνολο εξόδων** | **(4.160)** |
| **Κέρδη / (ζημίες) πριν το φόρο εισοδήματος** | **682** |
| Φόρος εισοδήματος | (421) |
| **Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος** | **261** |
| **Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.** | **80.127** |
| **Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες** | **80.388** |

## 5. Καθαρά κέρδη ανά μετοχή

### α. Βασικά

Τα βασικά κέρδη ανά μετοχή, προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τις εταιρίες του Ομίλου, κοινών μετοχών της Τραπέζης, κατά την ίδια περίοδο.

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---:|---:|---:|---:|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες* | 567.833 | 669.692 | 153.701 | 215.726 |
| Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών | 405.207.665 | 406.276.538 | 409.620.895 | 406.124.485 |
| Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €) | 1,40 | 1,65 | 0,38 | 0,53 |

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---:|---:|---:|---:|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες* | 567.833 | 589.304 | 153.701 | 215.726 |
| Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών | 405.207.665 | 406.276.538 | 409.620.895 | 406.124.485 |
| Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €) | 1,40 | 1,45 | 0,38 | 0,53 |

**β. Προσαρμοσμένα**

Τα προσαρμοσμένα κέρδη ανά μετοχή, προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες* | 567.833 | 669.692 | 153.701 | 215.726 |
| Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών | 405.207.665 | 406.276.538 | 409.620.895 | 406.124.485 |
| Προσαρμογή για δικαιώματα προαιρέσεως | | 967.881 | | 1.050.275 |
| Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή | 405.207.665 | 407.244.419 | 409.620.895 | 407.174.760 |
| Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €) | 1,40 | 1,64 | 0,38 | 0,53 |

| | Από 1 Ιανουαρίου έως | | Από 1 Ιουλίου έως | |
|---|---|---|---|---|
| | 30.9.2008 | 30.9.2007 | 30.9.2008 | 30.9.2007 |
| *Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες* | 567.833 | 589.304 | 153.701 | 215.726 |
| Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών | 405.207.665 | 406.276.538 | 409.620.895 | 406.124.485 |
| Προσαρμογή για δικαιώματα προαιρέσεως | | 967.881 | | 1.050.275 |
| Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή | 405.207.665 | 407.244.419 | 409.620.895 | 407.174.760 |
| Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €) | 1,40 | 1,45 | 0,38 | 0,53 |

# ΕΝΕΡΓΗΤΙΚΟ

## 6. Δάνεια και απαιτήσεις κατά πελατών

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Ιδιώτες:** | | |
| Στεγαστικά | 10.471.758 | 11.186.669 |
| Τιτλοποιημένα στεγαστικά δάνεια (σημείωση 12) | 2.709.421 | - |
| Καταναλωτικά | 4.502.218 | 3.606.631 |
| Πιστωτικές κάρτες | 1.221.268 | 1.092.863 |
| Λοιπά | 123.569 | 146.762 |
| Σύνολο | 19.028.234 | 16.032.925 |
| **Εταιρίες:** | | |
| Επιχειρηματικά δάνεια [1] | 29.247.370 | 24.771.065 |
| Χρηματοδοτικές μισθώσεις (Leasing) | 1.436.606 | 1.338.340 |
| Εισπράξεις επιχειρηματικών απαιτήσεων (Factoring) | 496.941 | 532.640 |
| Σύνολο | 31.180.917 | 26.642.045 |
| **Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες** | 9.953 | 9.494 |
| **Λοιπές απαιτήσεις** | 331.154 | 228.201 |
| | **50.550.258** | **42.912.665** |
| Μείον: | | |
| Συσσωρευμένες απομειώσεις [2] | (993.717) | (840.594) |
| **Σύνολο** | **49.556.541** | **42.072.071** |

## Συσσωρευμένες απομειώσεις

| | |
|---|---|
| **Υπόλοιπο 1.1.2007** | **977.249** |
| **Μεταβολές περιόδου 1.1. - 30.09.2007** | |
| Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως | 37.296 |
| Συναλλαγματικές διαφορές | (1.398) |
| Ζημίες απομειώσεως περιόδου (σημείωση 2) | 151.507 |
| Συσσωρευμένες απομειώσεις στοιχείων ενεργητικού προς πώληση | 41 |
| Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές) | (242.764) |
| **Υπόλοιπο 30.09.2007** | **921.931** |
| **Μεταβολές περιόδου 1.10. - 31.12.2007** | |
| Συσσωρευμένες απομειώσεις στοιχείων ενεργητικού προς πώληση | (98) |
| Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως | 3.992 |
| Συναλλαγματικές διαφορές | (618) |
| Ζημίες απομειώσεως περιόδου | 54.725 |
| Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές) | (139.338) |
| **Υπόλοιπο 31.12.2007** | **840.594** |
| **Μεταβολές περιόδου 1.1. - 30.09.2008** | |
| Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως | 37.553 |
| Συναλλαγματικές διαφορές | 1.121 |
| Ζημίες απομειώσεως περιόδου (σημείωση 2) | 320.822 |
| Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές) | (206.373) |
| **Υπόλοιπο 30.09.2008** | **993.717** |

*[1] Σύμφωνα με τις τροποποιήσεις του ΔΛΠ 39, ο Όμιλος μετέφερε χρεόγραφα ποσού € 21,8 εκατ. από το χαρτοφυλάκιο των διαθεσίμων προς πώληση αξιογράφων στο δανειακό χαρτοφυλάκιο, καθώς τα χρεόγραφα αυτά δε διαπραγματεύονται σε ενεργό αγορά και ο Όμιλος έχει την πρόθεση να τα διακρατήσει στο άμεσο μέλλον. Τα ανωτέρω χρεόγραφα, τα οποία περιλαμβάνονται στα επιχειρηματικά δάνεια, έχουν υποστεί έλεγχο για απομείωση της αξίας τους.*

*[2] Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματιστεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 7.796 (31.12.2007: € 45.929), όπως αναφέρεται στη σημείωση 13β.*

*Έτσι, το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 1.001.513 (31.12.2007: € 886.523).*

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Έως ένα (1) έτος | 448.030 | 398.360 |
| Από ένα (1) έτος έως και πέντε (5) έτη | 725.986 | 675.630 |
| Πέραν των πέντε (5) ετών | 825.654 | 829.707 |
| | 1.999.670 | 1.903.697 |
| Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις | (563.064) | (565.357) |
| **Σύνολο** | **1.436.606** | **1.338.340** |

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Έως ένα (1) έτος | 361.416 | 316.096 |
| Από ένα (1) έτος έως και πέντε (5) έτη | 499.704 | 456.249 |
| Πέραν των πέντε (5) ετών | 575.486 | 565.995 |
| **Σύνολο** | **1.436.606** | **1.338.340** |

## 7. Αξιόγραφα επενδυτικού χαρτοφυλακίου

**α.** Στο χαρτοφυλάκιο των διακρατούμενων μέχρι τη λήξη ομολόγων απεικονίζονται:

**i.** ομόλογα Τραπέζης αξίας € 1,1 δισ., τα οποία μέχρι την 30.6.2008 είχαν χαρακτηρισθεί ως "Διαθέσιμα προς πώληση".

Η μεταφορά των ομολόγων έγινε στην εύλογη αξία τους κατά την 30.6.2008, η οποία αποτελεί πλέον το νέο αναπόσβεστο κόστος επί του οποίου υπολογίζεται το έσοδο εκ τόκων, με τη μέθοδο του πραγματικού επιτοκίου. Κατά την ίδια ημερομηνία, η εύλογη αξία τους ήταν μικρότερη της αξίας κτήσεώς τους κατά € 63,3 εκατ. Η διαφορά αυτή έχει αναγνωρισθεί στην καθαρή θέση και αποσβένεται στα αποτελέσματα εκ τόκων κατά τη διάρκεια της εναπομένουσας ζωής των ομολόγων.

Αν τα ανωτέρω χρεόγραφα παρέμεναν στο χαρτοφυλάκιο των διαθεσίμων προς πώληση χρεογράφων η εύλογη αξία τους θα ήταν μικρότερη της αξίας κτήσεώς τους επιπλέον € 101,7 εκατ.

**ii.** ομόλογα αξίας € 1,9 δισ. που η Τράπεζα αγόρασε κατά το Γ΄τρίμηνο, έχοντας τόσο την πρόθεση, όσο και τη δυνατότητα διακράτησής τους μέχρι τη λήξη.

**iii.** ομόλογα αξίας € 1,2 δισ. που αποτελούν μέρος των επενδύσεων των Αμοιβαίων Κεφαλαίων Διαχειρίσεως Διαθεσίμων, τα οποία η Τράπεζα έχει αναγνωρίσει στις οικονομικές της καταστάσεις. (σημείωση 20ιδ)

**β.** Στο χαρτοφυλάκιο των διαθεσίμων προς πώληση ομολόγων περιλαμβάνονται ομόλογα αξίας € 229 εκατ. τα οποία αποτελούν μέρος των επενδύσεων των Αμοιβαίων Κεφαλαίων Διαχειρίσεως Διαθεσίμων.

Οι τρέχουσες τιμές των ανωτέρω ομολόγων των Αμοιβαίων Κεφαλαίων Διαχειρίσεως Διαθεσίμων, που περιλαμβάνονται και στα δύο χαρτοφυλάκια, κατά την 30.9.2008, ήταν μικρότερες των τιμών αναγνώρισης τους κατά € 278 εκατ.

## 8. Επενδύσεις σε ακίνητα

| | Οικόπεδα-Κτήρια |
|---|---|
| **Υπόλοιπο την 1.1.2007** | |
| Αξία κτήσεως | 34.948 |
| Συσσωρευμένες αποσβέσεις | (3.430) |
| Αναπόσβεστη αξία την 1.1.2007 | 31.518 |
| **1.1.2007 - 30.9.2007** | |
| Αναπόσβεστη αξία 1.1.2007 | 31.518 |
| Συναλλαγματικές διαφορές | 6 |
| Προσθήκες | 26.516 |
| Διαθέσεις | (452) |
| Μεταφορές από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια" | 15.445 |
| Αποσβέσεις περιόδου | (464) |
| Αναπόσβεστη αξία την 30.9.2007 | 72.569 |
| **Υπόλοιπο την 30.9.2007** | |
| Αξία κτήσεως | 77.326 |
| Συσσωρευμένες αποσβέσεις | (4.757) |
| **1.10.2007 - 31.12.2007** | |
| Αναπόσβεστη αξία 1.10.2007 | 72.569 |
| Συναλλαγματικές διαφορές | (41) |
| Προσθήκες | 86 |
| Διαθέσεις | (28) |
| Μεταφορές από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια" | 1.183 |
| Αποσβέσεις περιόδου | (209) |
| Αναπόσβεστη αξία την 31.12.2007 | 73.560 |
| **Υπόλοιπο την 31.12.2007** | |
| Αξία κτήσεως | 78.526 |
| Συσσωρευμένες αποσβέσεις | (4.966) |
| **1.1.2008 - 30.9.2008** | |
| Αναπόσβεστη αξία 1.1.2008 | 73.560 |
| Συναλλαγματικές διαφορές | 107 |
| Προσθήκες | 322 |
| Μεταφορές στα "Ιδιοχρησιμοποιούμενα ενσώματα πάγια" [1] | (6.481) |
| Αποσβέσεις περιόδου | (452) |
| Αναπόσβεστη αξία την 30.9.2008 | 67.056 |
| **Υπόλοιπο την 30.9.2008** | |
| Αξία κτήσεως | 72.304 |
| Συσσωρευμένες αποσβέσεις | (5.248) |

[1] *Οι μεταφορές στα "Ιδιοχρησιμοποιούμενα ενσώματα πάγια" αφορούν ακίνητα ιδιοκτησίας της Alpha Real Estate D.O.O. Beograd, τα οποία εκμισθώνει στην Alpha Bank Srbija A.D.*

## 9. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

| | Οικόπεδα Κτήρια | Εξοπλισμός Leasing | Κινητός εξοπλισμός | Σύνολα |
|---|---|---|---|---|
| **Υπόλοιπο την 1.1.2007** | | | | |
| Αξία κτήσεως | 1.058.044 | 4.055 | 361.639 | 1.423.738 |
| Συσσωρευμένες αποσβέσεις | (209.573) | (1.963) | (276.206) | (487.742) |
| Αναπόσβεστη αξία την 1.1.2007 | 848.471 | 2.092 | 85.433 | 935.996 |
| **1.1.2007 - 30.9.2007** | | | | |
| Αναπόσβεστη αξία 1.1.2007 | 848.471 | 2.092 | 85.433 | 935.996 |
| Συναλλαγματικές διαφορές | (659) | 31 | (615) | (1.243) |
| Προσθήκες | 46.743 | 1.102 | 27.116 | 74.961 |
| Διαθέσεις | (5.254) | | (4.023) | (9.277) |
| Μεταφορές σε "Επενδύσεις σε ακίνητα" | (15.445) | | | (15.445) |
| Λοιπές μεταφορές από "Στοιχεία Ενεργητικού προς πώληση" (1) | 71.414 | | 1.180 | 72.594 |
| Λοιπές μεταφορές | | | (334) | (334) |
| Αποσβέσεις περιόδου | (16.362) | (514) | (20.391) | (37.267) |
| Αναπόσβεστη αξία την 30.9.2007 | 928.908 | 2.711 | 88.366 | 1.019.985 |
| **Υπόλοιπο την 30.9.2007** | | | | |
| Αξία κτήσεως | 1.170.032 | 4.968 | 384.422 | 1.559.422 |
| Συσσωρευμένες αποσβέσεις | (241.124) | (2.257) | (296.056) | (539.437) |
| **1.10.2007 - 31.12.2007** | | | | |
| Αναπόσβεστη αξία 1.10.2007 | 928.908 | 2.711 | 88.366 | 1.019.985 |
| Συναλλαγματικές διαφορές | (1.010) | (104) | 79 | (1.035) |
| Προσθήκες | 17.971 | 645 | 13.406 | 32.022 |
| Διαθέσεις | (181) | | | (181) |
| Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007 | 145.909 | | 23.346 | 169.255 |
| Μεταφορές σε "Επενδύσεις σε ακίνητα" | (1.183) | | (1.180) | (2.363) |
| Μεταφορές σε "Έξοδα λογισμικού" | | | (268) | (268) |
| Λοιπές μεταφορές από "Στοιχεία Ενεργητικού προς πώληση" | (29.009) | | 334 | (28.675) |
| Αποσβέσεις περιόδου (2) | (8.043) | (180) | (7.242) | (15.465) |
| Αναπόσβεστη αξία την 31.12.2007 | 1.053.362 | 3.072 | 116.841 | 1.173.275 |
| **Υπόλοιπο την 31.12.2007** | | | | |
| Αξία κτήσεως | 1.283.906 | 5.414 | 414.199 | 1.703.519 |
| Συσσωρευμένες αποσβέσεις | (230.544) | (2.342) | (297.358) | (530.244) |
| **1.1.2008 - 30.9.2008** | | | | |
| Αναπόσβεστη αξία 1.1.2008 | 1.053.362 | 3.072 | 116.841 | 1.173.275 |
| Συναλλαγματικές διαφορές | 960 | (179) | (60) | 721 |
| Προσθήκες | 61.446 | | 36.455 | 97.901 |
| Διαθέσεις | (44) | (1.000) | (447) | (1.491) |
| Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά το εννεάμηνο του 2008 | 1.465 | | 1.115 | 2.580 |
| Μεταφορές από "Επενδύσεις σε ακίνητα" (3) | 6.481 | | | 6.481 |
| Λοιπές μεταφορές | 4.394 | 329 | (4.714) | 9 |
| Αποσβέσεις περιόδου | (18.662) | (220) | (24.157) | (43.039) |
| Αναπόσβεστη αξία την 30.9.2008 | 1.109.402 | 2.002 | 125.033 | 1.236.437 |
| **Υπόλοιπο την 30.9.2008** | | | | |
| Αξία κτήσεως | 1.358.501 | 3.036 | 444.954 | 1.806.491 |
| Συσσωρευμένες αποσβέσεις | (249.099) | (1.034) | (319.921) | (570.054) |

(1) *Ακίνητα της Τραπέζης αξίας €42,4 εκατ. μεταφέρθηκαν από την κατηγορία "Στοιχεία Ενεργητικού προς πώληση" λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Επίσης στην ίδια κατηγορία μεταφέρθηκαν ακίνητα της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην οποία περιήλθε ο κλάδος ξενοδοχειακών δραστηριοτήτων Hilton Ρόδου, μετά το πέρας των διαδικασιών απόσχισης του από την Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., αναπόσβεστης αξίας €29 εκατ.*

(2) *Στις "Αποσβέσεις περιόδου" 1.10 - 31.12.2007 δεν περιλαμβάνεται ποσό €1,1 εκατ. που αφορά απόσβεση του ξενοδοχείου Hilton Rhodes Resort, το οποίο χαρακτηρίστηκε σαν "Στοιχεία Ενεργητικού προς πώληση".*

(3) *Οι μεταφορές από την κατηγορία "Επενδύσεις σε ακίνητα" αφορούν ακίνητα ιδιοκτησίας της Alpha Real Estate D.O.O. Beograd, τα οποία εκμισθώνει στην Alpha Bank Srbija A.D.*

## 10. Υπεραξία και λοιπά άυλα πάγια

| | Υπεραξία | Λοιπά άυλα | Έξοδα λογισμικού | Σύνολα |
|---|---|---|---|---|
| **Υπόλοιπο την 1.1.2007** | | | | |
| Αξία κτήσεως | 58.344 | 18.293 | 144.745 | 221.382 |
| Συσσωρευμένες αποσβέσεις | | (5.884) | (98.360) | (104.244) |
| Αναπόσβεστη αξία την 1.1.2007 | 58.344 | 12.409 | 46.385 | 117.138 |
| **1.1.2007 - 30.9.2007** | | | | |
| Αναπόσβεστη αξία 1.1.2007 | 58.344 | 12.409 | 46.385 | 117.138 |
| Συναλλαγματικές διαφορές | 59 | (120) | 104 | 43 |
| Προσθήκες | | 394 | 26.764 | 27.158 |
| Διαθέσεις | | | (964) | (964) |
| Μεταφορές | | | 337 | 337 |
| Αποσβέσεις περιόδου | | (2.468) | (14.838) | (17.306) |
| Αναπόσβεστη αξία την 30.9.2007 | 58.403 | 10.215 | 57.788 | 126.406 |
| **Υπόλοιπο την 30.9.2007** | | | | |
| Αξία κτήσεως | 58.403 | 19.359 | 173.414 | 251.176 |
| Συσσωρευμένες αποσβέσεις | | (9.144) | (115.626) | (124.770) |
| **1.10.2007 - 31.12.2007** | | | | |
| Αναπόσβεστη αξία 1.10.2007 | 58.403 | 10.215 | 57.788 | 126.406 |
| Συναλλαγματικές διαφορές | (395) | 265 | (337) | (467) |
| Προσθήκες | | 4.946 | 8.720 | 13.666 |
| Διαθέσεις | | | (25) | (25) |
| Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007 | | 1.333 | | 1.333 |
| Αποσβέσεις περιόδου | | (1.016) | (5.400) | (6.416) |
| Αναπόσβεστη αξία την 31.12.2007 | 58.008 | 15.743 | 60.746 | 134.497 |
| **Υπόλοιπο την 31.12.2007** | | | | |
| Αξία κτήσεως | 58.008 | 25.785 | 181.273 | 265.066 |
| Συσσωρευμένες αποσβέσεις | | (10.042) | (120.527) | (130.569) |
| **1.1.2008 - 30.9.2008** | | | | |
| Αναπόσβεστη αξία 1.1.2008 | 58.008 | 15.743 | 60.746 | 134.497 |
| Συναλλαγματικές διαφορές | 2.202 | 173 | 141 | 2.516 |
| Προσθήκες | | 6.953 | 22.139 | 29.092 |
| Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά το εννεάμηνο του 2008 [1] | 1.551 | 1 | 49 | 1.601 |
| Μεταφορές μεταξύ "Εξόδων Λογισμικού" και "Λοιπών Αΰλων" | | (3.358) | 3.358 | |
| Απομειώσεις περιόδου [2] | (251) | | | (251) |
| Διαθέσεις | | | (50) | (50) |
| Αποσβέσεις περιόδου | | (2.868) | (18.380) | (21.248) |
| Αναπόσβεστη αξία την 30.9.2008 | 61.510 | 16.644 | 68.003 | 146.157 |
| **Υπόλοιπο την 30.9.2008** | | | | |
| Αξία κτήσεως | 61.510 | 29.856 | 206.882 | 298.248 |
| Συσσωρευμένες αποσβέσεις | | (13.212) | (138.879) | (152.091) |

*[1] Η υπεραξία που προέκυψε στο εννεάμηνο του 2008 αφορά την απόκτηση του 90% της νεοσυσταθείσης Astra Bank OJSC (σημείωση 20δ).*

*[2] Οι απομειώσεις περιόδου αφορούν την υπεραξία της θυγατρικής εταιρίας Ευρυμάθεια Α.Ε.*

## 11. Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση

### α. Πάγιος εξοπλισμός

Στα στοιχεία Ενεργητικού προς πώληση περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 49.211 (31.12.2007: € 55.221).

### β. Λοιπά

Την 28.3.2008 η Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε μεταβίβασε τις μετοχές της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort (σημ. 20β).

Τα Στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω μονάδας, κατά την 31.12.2007, είχαν καταχωρηθεί στους λογαριασμούς "Στοιχεία Ενεργητικού προς πώληση" και "Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση" και είχαν ως εξής:

| | 31.12.2007 |
|---|---|
| Στοιχεία Ενεργητικού προς πώληση | |
| Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες | 38 |
| Δάνεια και απαιτήσεις κατά πελατών | 1.336 |
| Υπεραξία και λοιπά άυλα πάγια | 9 |
| Ιδιοχρησιμοποιούμενα ενσώματα πάγια | 29.745 |
| Αναβαλλόμενες φορολογικές απαιτήσεις | 3.319 |
| Λοιπά στοιχεία Ενεργητικού | 277 |
| **Σύνολο** | **34.724** |
| Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση | |
| Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους | 39 |
| Αναβαλλόμενες φορολογικές υποχρεώσεις | 308 |
| Λοιπές υποχρεώσεις | 970 |
| Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους | 266 |
| **Σύνολο** | **1.583** |

ΥΠΟΧΡΕΩΣΕΙΣ

## 12. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

| | |
|---|---|
| **Βραχυπρόθεσμα χρεόγραφα (ECP)** [1] | |
| **Υπόλοιπο 1.1.2008** | |
| **Μεταβολές περιόδου 1.1 – 30.9.2008** | |
| Νέες εκδόσεις | 2.513.576 |
| (Αγορές)/Πωλήσεις εταιριών Ομίλου | (145.000) |
| Λήξεις/Ανακλήσεις | (1.546.974) |
| Δεδουλευμένοι τόκοι | 18.756 |
| Συναλλαγματικές διαφορές | 8.972 |
| **Υπόλοιπο 30.9.2008** | **849.330** |
| **Κοινά ομολογιακά δάνεια** | |
| **Υπόλοιπο 1.1.2008** | **14.296.007** |
| **Μεταβολές περιόδου 1.1 – 30.9.2008** | |
| Νέες εκδόσεις [2] | 5.019.594 |
| (Αγορές)/Πωλήσεις εταιριών Ομίλου | (991.825) |
| Λήξεις/Ανακλήσεις | (6.534.244) |
| Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως | (4.251) |
| Δεδουλευμένοι τόκοι | (9.986) |
| Συναλλαγματικές διαφορές | 7.380 |
| **Υπόλοιπο 30.9.2008** | **11.782.675** |
| **Δάνεια μειωμένης εξασφαλίσεως** | |
| **Υπόλοιπο 1.1.2008** | **1.228.888** |
| **Μεταβολές περιόδου 1.1 – 30.9.2008** | |
| Νέες εκδόσεις [3] | 100.000 |
| (Αγορές)/Πωλήσεις εταιριών Ομίλου | (14.024) |
| Λήξεις/Ανακλήσεις [4] | (200.000) |
| Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως | 14.370 |
| Δεδουλευμένοι τόκοι | (2.275) |
| Συναλλαγματικές διαφορές | 17.654 |
| **Υπόλοιπο 30.9.2008** | **1.144.613** |
| **Σύνολο** | **13.776.618** |

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό "Υποχρεώσεις προς πελάτες" ποσό € 4.819.696 (31.12.2007: € 6.335.598). Έτσι, το υπόλοιπο του λογαριασμού "Ομολογίες εκδόσεως

*[1] Η Τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρω-εμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους € 5 δισ. Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 ημέρα έως και 364 ημέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ, της λίρας Αγγλίας, του ελβετικού φράγκου, του γιεν, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλόμενων.*

*Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 9 έως 35 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.*

*Το περιθώριο της εκδόσεως σε δολάρια ΗΠΑ διαμορφώθηκε από 14 έως 42 μονάδες βάσης πάνω από το επιτόκιο Libor της αντίστοιχης διάρκειας.*

*Το περιθώριο των εκδόσεων σε Γιεν διαμορφώθηκε από 20 έως 25 μονάδες βάσης πάνω από το επιτόκιο Libor της αντίστοιχης διάρκειας.*

*[2] Από τις νέες κοινές ομολογιακές εκδόσεις ποσό € 4.137 εκατ. φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από 12 μέχρι και 125 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.*

*Επίσης νέες ομολογιακές εκδόσεις ποσού € 375 εκατ. ενσωματώνουν δικαίωμα πωλήσεως εκ μέρους του επενδυτή και φέρουν κυμαινόμενο επιτόκιο Euribor με κλιμακωτό περιθώριο, το οποίο μπορεί να λάβει μέγιστη τιμή μεταξύ 40 και 120 μονάδων βάσης σε περίπτωση μη ενασκήσεως του δικαιώματος από τον επενδυτή.*

*[3] Την 30.05.2008 η θυγατρική Alpha Bank Κύπρου εξέδωσε ομολογιακό δάνειο μειωμένης εξασφάλισης (Lower Tier II) ποσού € 100 εκατ. δεκαετούς διάρκειας με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 180 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 280 μονάδες βάσης για τα επόμενα έτη σε περίπτωση μη ανακλήσεως.*

*[4] Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.*

*Την 10.7.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.*

μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις", κατά την 30.9.2008, διαμορφώθηκε σε € 8.956.922 (31.12.2007: € 9.189.297).

Την 18.7.2008 ολοκληρώθηκε η έκδοση δύο καλυμμένων ομολογιακών δανείων, μέσω της θυγατρικής εταιρίας της Τραπέζης Alpha Covered Bonds Plc, στα πλαίσια του άρθρου 91 του Ν.3601/2007 και της ΠΔ/ΤΕ 2598/2.11.2007. Οι ομολογίες, ύψους 1 δισ. ευρώ έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, έχουν την εγγύηση της Τραπέζης καθώς και κάλυμμα στεγαστικά δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί ως ΑΑΑ από τρείς διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), κατέχονται έως σήμερα από την Τράπεζα και έχουν δοθεί ως εξασφάλιση, για πράξεις νομισματικής πολιτικής στην Τράπεζα της Ελλάδος. Στο μέλλον δύνανται να διατεθούν και σε επενδυτές. Επειδή οι ανωτέρω ομολογίες ιδιοκατέχονται, δεν εμφανίζονται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις".

## 13. Προβλέψεις

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Ασφαλιστικές | 40.606 | 41.561 |
| Για την κάλυψη του πιστωτικού κινδύνου | 7.796 | 45.929 |
| Λοιπές | 9.242 | 8.445 |
| **Σύνολο** | **57.644** | **95.935** |

### α. Ασφαλιστικές προβλέψεις

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Γενικές ασφαλίσεις** | | |
| Προβλέψεις μη δεδουλευμένων ασφαλίστρων | 5.397 | 4.643 |
| Προβλέψεις για εκκρεμείς αποζημιώσεις | 4.625 | 5.780 |
| Σύνολο | 10.022 | 10.423 |
| **Ασφαλίσεις ζωής** | | |
| Μαθηματικές προβλέψεις | 6.826 | 6.992 |
| Προβλέψεις για εκκρεμείς αποζημιώσεις | 1.233 | 1.325 |
| Σύνολο | 8.059 | 8.317 |
| **Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο** | **22.525** | **22.821** |
| **Σύνολο** | **40.606** | **41.561** |

### β. Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

| | |
|---|---|
| **Υπόλοιπο 1.1.2007** | **14.946** |
| **Μεταβολές περιόδου 1.1. – 30.9.2007** | |
| Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2) | 15.054 |
| **Υπόλοιπο 30.9.2007** | **30.000** |
| **Μεταβολές περιόδου 1.10. – 31.12.2007** | |
| Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία | 15.929 |
| **Υπόλοιπο την 31.12.2007** | **45.929** |
| **Μεταβολές περιόδου 1.1. – 30.9.2008** | |
| Μειώσεις προβλέψεων για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2) | (38.133) |
| **Υπόλοιπο την 30.9.2008** | **7.796** |

### γ. Λοιπές προβλέψεις

| | |
|---|---|
| **Υπόλοιπο την 1.1.2007** | **11.432** |
| **Μεταβολές περιόδου 1.1. – 30.9.2007** | |
| Προβλέψεις σε βάρος των αποτελεσμάτων | 2.507 |
| Χρησιμοποιηθείσες προβλέψεις | (15) |
| Συναλλαγματικές διαφορές | (1.497) |
| **Υπόλοιπο την 30.9.2007** | **12.427** |
| **Μεταβολές περιόδου 1.10. – 31.12.2007** | |
| Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις | (5.402) |
| Χρησιμοποιηθείσες προβλέψεις | (3) |
| Συναλλαγματικές διαφορές | 1.423 |
| **Υπόλοιπο την 31.12.2007** | **8.445** |
| **Μεταβολές περιόδου 1.1. – 30.9.2008** | |
| Προβλέψεις σε βάρος των αποτελεσμάτων | 4.121 |
| Χρησιμοποιηθείσες προβλέψεις | (2.739) |
| Συναλλαγματικές διαφορές | (585) |
| **Υπόλοιπο την 30.9.2008** | **9.242** |

ΚΑΘΑΡΗ ΘΕΣΗ

## 14. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

### α) Μετοχικό κεφάλαιο

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2008, αποφάσισε την αύξηση του μετοχικού κεφαλαίου κατά € 328.781, με κεφαλαιοποίηση του συνόλου της διαφοράς από έκδοση μετοχών υπέρ το άρτιο ποσού € 184.033 και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού € 144.748, με αύξηση της ονομαστικής αξίας των υφισταμένων μετοχών από € 3,90 σε € 4,70 ανά μετοχή.

Το Υπουργείο Αναπτύξεως ενέκρινε, με την υπ'αριθμ. Κ2-5168/22.4.2008 απόφασή του, την τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης, περί μετοχικού κεφαλαίου, συνεπεία αυξήσεώς του.

Έτσι, την 30 Σεπτεμβρίου 2008, το καταβεβλημένο μετοχικό κεφάλαιο της Τραπέζης ανήρχετο σε € 1.931.590, διαιρούμενο σε 410.976.652 μετοχές, ονομαστικής αξίας € 4,70 εκάστης.

### β) Αποτελέσματα εις νέον

Την 15 Απριλίου 2008 διανεμήθηκε από την Τράπεζα μέρισμα συνολικού ποσού € 362.199, ήτοι € 0,90 ανά μετοχή, που αφορούσε τη χρήση 2007.

Από τις θυγατρικές εταιρίες, για τη χρήση 2007 διανεμήθηκε μέρισμα στους μετόχους μειοψηφίας ποσό € 532.

### γ) Ίδιες μετοχές

Την 25.2.2008, πωλήθηκαν, από την κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε., 10.080 μετοχές της Τραπέζης αξίας κτήσεως € 188, σε τιμή διαθέσεως ευρώ είκοσι και ογδόντα λεπτά (€ 20,8) ανά μετοχή. Εκ της πωλήσεως προέκυψε κέρδος € 21, το οποίο καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη κατά το Α' τρίμηνο 2008 σε αγορά 8.123.677 ιδίων μετοχών με αξία κτήσεως € 167.551 (ήτοι € 20,63 ανά μετοχή).

Η Τακτική Γενική Συνέλευση της 3.4.2008, αποφάσισε την έναρξη προγράμματος αγοράς ιδίων μετοχών για τη χρονική περίοδο Απριλίου 2008 – Απριλίου 2010. Έτσι η Τράπεζα προέβη κατά το χρονικό διάστημα 1.4 - 30.9.2008 σε αγορά 10.042.585 ιδίων μετοχών με αξία κτήσεως € 205.775 (ήτοι € 20,49 ανά μετοχή).

Στις 30 Ιουνίου 2008, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 16.439.066 ιδίων μετοχών συνολικού κόστους € 341.405, που αντιπροσώπευαν το 4% του μετοχικού της κεφαλαίου. Το αποτέλεσμα της παραπάνω συναλλαγής καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 30.9.2008, ανήλθε σε 1.727.196 συνολικού κόστους κτήσεως € 31.921 (ήτοι € 18,48 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

| | Τεμάχια | Κόστος κτήσεως | Ποσοστό Συμμετοχής |
|---|---|---|---|
| **Υπόλοιπο 31.12.2007** | 10.080 | 188 | |
| Αγορές 1.1-30.9.2008 | 18.166.262 | 373.326 | 4,42% |
| Πωλήσεις 1.1-30.9.2008 | (16.449.146) | (341.593) | (4,00%) |
| **Υπόλοιπο 30.9.2008** | **1.727.196** | **31.921** | **0,42%** |

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

## 15. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

### α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη € 4 εκατ. για επίδικες ή υπό διαιτησία διαφορές.

### β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors Α.Ε. και Καφέ Alpha Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Τα καταστήματα της Τραπέζης στο Λονδίνο και στην Αλβανία έχουν ελεγχθεί φορολογικά μέχρι και τη χρήση 2005 και 2007 αντίστοιχα, ενώ στη Βουλγαρία βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003-2007. Οι εταιρίες Alpha Bank Romania S.A. και Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2006. Στις εταιρίες Alpha Finance Α.Ε.Π.Ε.Υ., και Alpha Leasing Α.Ε. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003-2006 και 2005-2006 αντίστοιχα. Οι εταιρίες Alpha Α.Ε. Επενδυτικών Συμμετοχών, Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., Ωκεανός Α.Τ.Ο.Ε.Ε., Ιονική Συμμετοχών Α.Ε. και Ευρυμάθεια Α.Ε. έκαναν χρήση των διατάξεων του Ν. 3697/08 και περαίωσαν τις ανέλεγκτες φορολογικά χρήσεις 2002-2006, 2002-2005, 2003-2006, 2005-2006 και 2005-2006 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

### γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων από τον Όμιλο έχουν ως εξής:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| ► εντός του έτους | 45.639 | 30.894 |
| ► πέραν του έτους και μέχρι πέντε έτη | 145.601 | 92.662 |
| ► πέραν των πέντε ετών | 121.537 | 79.219 |
| **Σύνολο** | **312.777** | **202.775** |

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| ► εντός του έτους | 5.934 | 6.017 |
| ► πέραν του έτους και μέχρι πέντε έτη | 21.056 | 22.806 |
| ► πέραν των πέντε ετών | 7.425 | 9.177 |
| **Σύνολο** | **34.415** | **38.000** |

### δ) Εκτός Ισολογισμού υποχρεώσεις

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Ενέγγυες πιστώσεις | 179.691 | 48.014 |
| Εγγυητικές επιστολές | 5.403.670 | 4.835.271 |
| Μη αντληθέντα υπόλοιπα δανείων | 22.877.637 | 17.573.361 |
| **Σύνολο** | **28.460.998** | **22.456.646** |

**ε) Δεσμεύσεις στοιχείων Ενεργητικού**

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| Δάνεια πελατών | 964.490 | 800.490 |
| Αξιόγραφα επενδυτικού χαρτοφυλακίου | 3.151.000 | 160.000 |
| Σύνολο | 4.115.490 | 960.490 |

Η Τράπεζα έχει ενεχυριάσει στην Τράπεζα της Ελλάδος δάνεια πελατών της, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθμ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθμ.61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, ως εξασφαλίσεις για την διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα αξιόγραφα του επενδυτικού χαρτοφυλακίου ποσό € 5 εκατ. αφορά τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί Παραγώγων (ΕΤΕΣΕΠ Α.Ε.) και ποσό € 3.146 εκατ. αφορά τίτλους που έχουν δοθεί ως εξασφάλιση, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο) και τη συμμετοχή σε πράξεις κύριας αναχρηματοδοτήσεως από την Ευρωπαϊκή Κεντρική Τράπεζα.

Από τους παραπάνω τίτλους ποσό € 2 δισ., που έχει προέλθει από την τιτλοποίηση στεγαστικών δανείων της Τραπέζης, ιδιοκατέχεται από την Τράπεζα. Τα ανωτέρω ομόλογα δεν εμφανίζονται στο λογαριασμό "Αξιόγραφα επενδυτικού χαρτοφυλακίου" αλλά αφαιρετικά των χρεογράφων που εξεδόθησαν από την εταιρία ειδικού σκοπού Alpha Covered Bonds Plc.

## 16. Εταιρίες που περιλαμβάνονται στις Ενοποιημένες Οικονομικές Καταστάσεις

Στις οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

### Α. ΘΥΓΑΤΡΙΚΕΣ

| Επωνυμία εταιρίας | Έδρα | Ποσοστό συμμετοχής Ομίλου % 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| **Τράπεζες** | | | |
| 1. Alpha Bank London Ltd | Ηνωμένο Βασίλειο | 100,00 | 100,00 |
| 2. Alpha Bank Cyprus Ltd | Κύπρος | 100,00 | 100,00 |
| 3. Alpha Bank Romania S.A. | Ρουμανία | 99,91 | 99,91 |
| 4. Alpha Bank AD Skopje | FYROM | 100,00 | 100,00 |
| 5. Alpha Bank Jersey Ltd | Jersey | 100,00 | 100,00 |
| 6. Alpha Bank Srbija A.D. | Σερβία | 100,00 | 99,99 |
| 7. Astra Bank OJSC (σημείωση 20δ) | Ουκρανία | 93,33 | |
| **Χρηματοδοτικές εταιρίες** | | | |
| 1. Alpha Leasing Α.Ε. | Ελλάδα | 100,00 | 100,00 |
| 2. Alpha Leasing Romania S.A. | Ρουμανία | 99,99 | 99,99 |
| 3. ABC Factors Α.Ε. | Ελλάδα | 100,00 | 100,00 |
| 4. Alpha Asset Finance C.I. Ltd | Jersey | 100,00 | 100,00 |
| **Investment Banking** | | | |
| 1. Alpha Finance Α.Ε.Π.Ε.Υ. (σημείωση 20α) | Ελλάδα | 100,00 | 100,00 |
| 2. Alpha Finance US Corporation | Η.Π.Α. | 100,00 | 100,00 |
| 3. Alpha Finance Romania S.A. | Ρουμανία | 99,98 | 99,98 |
| 4. Alpha Α.Ε. Επενδυτικών Συμμετοχών | Ελλάδα | 100,00 | 100,00 |
| 5. AEF European Capital Investments B.V. (σημείωση 20γ) | Ολλανδία | | 100,00 |
| 6. Alpha Ventures Capital Management (σημείωση 20η) | Ελλάδα | 100,00 | |
| **Asset Management** | | | |
| 1. Alpha Asset Management Α.Ε.Δ.Α.Κ. | Ελλάδα | 100,00 | 100,00 |
| 2. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. | Ελλάδα | 100,00 | 100,00 |
| 3. ABL Independent Financial Advisers Ltd | Ηνωμένο Βασίλειο | 100,00 | 100,00 |
| **Ασφαλιστικές** | | | |
| 1. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. | Ελλάδα | 100,00 | 100,00 |
| 2. Alpha Ασφαλιστική Κύπρου Ltd | Κύπρος | 100,00 | 100,00 |
| 3. Alpha Insurance Brokers S.R.L. | Ρουμανία | 99,91 | 99,91 |
| 4. ALPHALIFE Α.Α.Ε.Ζ. | Ελλάδα | 100,00 | 100,00 |
| **Κτηματικές και ξενοδοχειακές** | | | |
| 1. Alpha Αστικά Ακίνητα Α.Ε. | Ελλάδα | 86,72 | 84,10 |
| 2. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. | Ελλάδα | 96,21 | 94,81 |
| 3. Ωκεανός Α.Τ.Ο.Ε.Ε. | Ελλάδα | 100,00 | 100,00 |
| 4. Alpha Real Estate D.O.O. Beograd | Σερβία | 86,72 | 84,10 |
| 5. Alpha Astika Akinita D.O.O.E.L. Skopje | FYROM | 86,72 | 84,10 |
| 6. Τουριστικά Θέρετρα Α.Ε. (σημείωση 20β) | Ελλάδα | | 94,81 |
| 7. Alpha Immovables Bulgaria E.O.O.D. | Βουλγαρία | 86,72 | 84,10 |
| **Εταιρίες ειδικού σκοπού και συμμετοχών** | | | |
| 1. Alpha Credit Group Plc | Ηνωμένο Βασίλειο | 100,00 | 100,00 |
| 2. Alpha Group Jersey Ltd | Jersey | 100,00 | 100,00 |
| 3. Alpha Group Investment Ltd | Κύπρος | 100,00 | 100,00 |
| 4. Ιονική Συμμετοχών Α.Ε. | Ελλάδα | 100,00 | 100,00 |
| 5. Messana Holdings S.A. | Λουξεμβούργο | 100,00 | 100,00 |
| 6. Ionian Equity Participations Ltd | Κύπρος | 100,00 | 100,00 |
| 7. Alpha Covered Bonds Plc (σημείωση 20β) | Ηνωμένο Βασίλειο | 100,00 | |
| 8. ABL Holdings Jersey Ltd (σημείωση 20ε) | Jersey | 100,00 | |
| **Διάφορες εταιρίες** | | | |
| 1. Alpha Bank London Nominees Ltd | Ηνωμένο Βασίλειο | 100,00 | 100,00 |
| 2. Alpha Trustees Ltd | Κύπρος | 100,00 | 100,00 |
| 3. Flagbright Ltd | Ηνωμένο Βασίλειο | 100,00 | 100,00 |
| 4. Alpha Advisory Romania S.R.L. | Ρουμανία | 99,98 | 99,98 |
| 5. Ευρυμάθεια Α.Ε. | Ελλάδα | 100,00 | 100,00 |
| 6. Καφέ Alpha Α.Ε. | Ελλάδα | 100,00 | 100,00 |
| 7. Ιονική Υποστηρικτικών Εργασιών Α.Ε. | Ελλάδα | 100,00 | 100,00 |

## Β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

| Επωνυμία εταιρίας | Έδρα | Ποσοστό συμμετοχής Ομίλου % 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| 1. Cardlink A.E. | Ελλάδα | 50,00 | 50,00 |
| 2. APE Fixed Assets A.E. | Ελλάδα | 60,10 | 60,10 |
| 3. APE Commercial Property A.E. | Ελλάδα | 72,20 | 60,10 |
| 4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi (σημείωση 20γ) | Τουρκία | | 50,00 |
| 5. APE Investment Property S.A. | Ελλάδα | 67,42 | 67,42 |
| 6. Alpha TANEO A.K.E.Σ. (σημείωση 20η) | Ελλάδα | 51,00 | |

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance US Corporation με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

## Γ. ΣΥΓΓΕΝΕΙΣ

| Επωνυμία εταιρίας | Έδρα | Ποσοστό συμμετοχής Ομίλου % 30.9.2008 | 31.12.2007 |
|---|---|---|---|
| 1. Εβισάκ Α.Ε. | Ελλάδα | 27,00 | 27,00 |
| 2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος | Ελλάδα | 50,00 | 50,00 |
| 3. A.L.C. Novelle Investments Ltd | Κύπρος | 33,33 | 33,33 |
| 4. ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε. (σημείωση 20ι) | Ελλάδα | 26,71 | |

Οι συγγενείς εταιρίες εμφανίζονται στις ενοποιημένες οικονομικές καταστάσεις αποτιμημένες με τη μέθοδο της καθαρής θέσεως.

Η αύξηση του λογαριασμού "Επενδύσεις σε συγγενείς εταιρίες", σε σχέση με την 31.12.2007, οφείλεται στην αναγνώριση της εταιρίας ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε. και την αποτίμησή της με τη μέθοδο της καθαρής θέσης.

# 17. Πληροφόρηση κατά επιχειρηματικό τομέα

(Ποσά σε εκατ. ευρώ)

| | 1.1 - 30.9.2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Όμιλος | Λιανική Τραπεζική | Corporate Banking | Asset Management/ Insurance | Investment Banking/ Treasury | Ν.Α. Ευρώπη | Λοιπά |
| Τόκοι | 1.362,4 | 832,4 | 250,9 | 12,0 | 18,5 | 246,6 | 2,0 |
| Προμήθειες | 353,3 | 134,1 | 65,4 | 53,7 | 34,3 | 67,1 | (1,3) |
| Λοιπά έσοδα | 106,8 | 10,4 | 8,8 | 1,1 | 3,1 | 46,1 | 37,3 |
| **Σύνολο εσόδων** | **1.822,5** | **976,9** | **325,1** | **66,8** | **55,9** | **359,8** | **38,0** |
| **Σύνολο εξόδων** | **(844,8)** | **(432,5)** | **(92,6)** | **(38,8)** | **(28,6)** | **(207,6)** | **(44,7)** |
| Ζημίες Απομειώσεως | (266,0) | (154,5) | (78,4) | | (0,2) | (32,9) | |
| **Κέρδη πριν το φόρο εισοδήματος** | **711,7** | **389,9** | **154,1** | **28,0** | **27,1** | **119,3** | **(6,7)** |
| Φόρος εισοδήματος | (142,2) | | | | | | |
| **Κέρδη μετά το φόρο εισοδήματος** | **569,5** | | | | | | |

(Ποσά σε εκατ. ευρώ)

1.1 - 30.9.2007

| | Όμιλος | Λιανική Τραπεζική | Corporate Banking | Asset Management/ Insurance | Investment Banking/ Treasury | N.A. Ευρώπη | Λοιπά |
|---|---|---|---|---|---|---|---|
| Τόκοι | 1.168,2 | 725,1 | 225,8 | 12,9 | 31,0 | 162,5 | 10,9 |
| Προμήθειες | 341,3 | 122,0 | 71,0 | 65,4 | 34,3 | 50,2 | (1,6) |
| Λοιπά έσοδα | 121,9 | 15,1 | 4,0 | 8,3 | 18,4 | 29,3 | 46,8 |
| **Σύνολο εσόδων** | **1.631,4** | **862,2** | **300,8** | **86,6** | **83,7** | **242,0** | **56,1** |
| **Σύνολο εξόδων** | **(740,0)** | **(405,3)** | **(82,8)** | **(44,0)** | **(26,9)** | **(141,0)** | **(40,0)** |
| Ζημίες Απομειώσεως | (157,7) | (77,9) | (61,0) | | | (18,2) | (0,6) |
| **Κέρδη πριν το φόρο εισοδήματος** | 733,7 | 379,0 | 157,0 | 42,6 | 56,8 | 82,8 | 15,5 |
| Φόρος εισοδήματος | (143,4) | | | | | | |
| Κέρδη από διακοπτόμενες δραστηριότητες | 80,4 | | | | | | |
| **Κέρδη μετά το φόρο εισοδήματος** | 670,7 | | | | | | |

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις, που δραστηριοποιούνται στην Ελλάδα και το εξωτερικό εκτός των χωρών της N.A. Ευρώπης.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate) και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία και δραστηριοποιούνται στην Ελλάδα και το εξωτερικό εκτός των χωρών της N.A. Ευρώπης. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων. Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα χρηματοδοτικής μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες προεξόφλησης επιχειρηματικών απαιτήσεων μέσω της θυγατρικής εταιρίας ABC Factors A.E.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking του Ομίλου, και της θυγατρικής εταιρίας Alpha Asset Management A.E.Δ.Α.Κ. Επίσης, περιλαμβάνονται οι προμήθειες της από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, τα οποία παρέχονται, προς ιδιώτες και επιχειρήσεις, μέσω της AXA Ασφαλιστικής, η οποία είναι το διάδοχο σχήμα της πρώην θυγατρικής εταιρείας Alpha Ασφαλιστική A.E.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance A.E.Π.Ε.Υ., Alpha Επενδυτικών Συμμετοχών A.E.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λ.π.).

v. N.A. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του Ομίλου που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και έσοδα και έξοδα της Τραπέζης, που δεν σχετίζονται με τη λειτουργική της δραστηριότητα.

## 18. Κεφαλαιακή επάρκεια

Η κεφαλαιακή επάρκεια του Ομίλου εποπτεύεται από την Τράπεζα της Ελλάδος προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει ο Όμιλος.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία II) που ενσωματώθηκε στο Ελληνικό δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την τυποποιημένη μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

| | **30.9.2008<br>Βασιλεία II** | **31.12.2007<br>Βασιλεία I** |
|---|---|---|
| Δείκτης Βασικών Κεφαλαίων (Tier I) | 8,7% | 9,6% |
| **Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)** | **10,8%** | **12,5%** |

## 19. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

**α.** Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Ενεργητικό** | | |
| Δάνεια και απαιτήσεις κατά πελατών | 150.272 | 39.951 |
| **Υποχρεώσεις** | | |
| Υποχρεώσεις προς πελάτες | 78.395 | 43.523 |
| Ομολογίες εκδόσεώς μας | 24.388 | 9.009 |
| Σύνολο | 102.783 | 52.532 |
| **Εγγυητικές επιστολές** | 17.754 | 83 |

| | Από 1 Ιανουαρίου έως | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| Τόκοι και εξομοιούμενα έσοδα | 7.720 | 167 |
| Τόκοι και εξομοιούμενα έξοδα | 2.556 | 1.158 |

**β.** Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

| | 30.9.2008 | 31.12.2007 |
|---|---|---|
| **Ενεργητικό** | | |
| Δάνεια και απαιτήσεις κατά πελατών | 205 | 277 |
| **Υποχρεώσεις** | | |
| Υποχρεώσεις προς πελάτες | 5 | 26 |

| | Από 1 Ιανουαρίου έως | |
|---|---|---|
| | 30.9.2008 | 30.9.2007 |
| **Έσοδα** | | |
| Τόκοι και εξομοιούμενα έσοδα | 15 | 25 |
| **Έξοδα** | | |
| Λοιπά έξοδα | 2.461 | 2.443 |

**γ.** Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το εννεάμηνο του 2008 ανέρχονται σε € 8.544 (30.09.2007: € 10.683).

## 20. Αποκτήσεις, πωλήσεις θυγατρικών εταιριών και λοιπά εταιρικά γεγονότα

**α.** Στο πλαίσιο εφαρμογής του Ν.3606/2007, ο οποίος αποτελεί ενσωμάτωση στην ελληνική νομοθεσία της οδηγίας MiFID (2004/2007) του Ευρωπαϊκού Κοινοβουλίου και κατόπιν σχετικής αποφάσεως της από 14.12.2007 εκτάκτου γενικής συνελεύσεως της εταιρίας Alpha Finance Α.Χ.Ε.Π.Ε.Υ., η επωνυμία της τροποποιήθηκε σε Alpha Finance Ανώνυμη Εταιρία Παροχής Επενδυτικών Υπηρεσιών και ο διακριτικός τίτλος της από Alpha Finance σε Alpha Finance Α.Ε.Π.Ε.Υ. Οι τροποποιήσεις αυτές εγκρίθηκαν από το Υπουργείο Αναπτύξεως την 11.2.2008.

**β.** Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση του συνόλου των μετοχών της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort. Οι μετοχές μεταβιβάστηκαν κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50% στην "Πλάκα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων". Εκ της πωλήσεως προέκυψε κέρδος για τον Όμιλο € 1,5 εκατ.

**γ.** Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investments B.V. Εκ της εκκαθαρίσεως δεν προέκυψε κέρδος για τον Όμιλο.

**δ.** Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης Astra Bank OJSC έναντι ποσού € 10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής έως 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

**ε.** Την 22.4.2008 πωλήθηκε από την θυγατρική εταιρία της Τραπέζης Alpha Α.Ε. Επενδυτικών Συμμετοχών, το σύνολο των κατεχομένων μετοχών της εταιρίας ΒΙΟΜΑΓΝ ΑΜΕΤΒΕ. Εκ της πωλήσεως προέκυψε κέρδος € 328 χιλ.

**στ.** Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144A (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου.

**ζ.** Την 8.5.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της εταιρίας Alpha Bank Srbija A.D. καταβάλλοντας συνολικό ποσό € 49,8 εκατ.

**η.** Την 9.5.2008 η θυγατρική εταιρία Alpha Α.Ε. Επενδυτικών Συμμετοχών, προέβη στην ίδρυση της ανώνυμης εταιρίας με την επωνυμία Alpha Ανώνυμη Εταιρία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών – ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management. Η εν λόγω εταιρία είναι ο διαχειριστής του αμοιβαίου κεφαλαίου ALPHA-TANEO Α.Κ.Ε.Σ., το οποίο συστάθηκε την 2.6.2008 και στο οποίο η Τράπεζα συμμετέχει με ποσοστό 51,00%.

**θ.** Την 21.5.2008 η Τράπεζα απέκτησε 847 μετοχές της εταιρίας APE Commercial Property Α.Ε. Κατόπιν της αγοράς αυτής η συμμετοχή της Τραπέζης στην εν λόγω εταιρία διαμορφώθηκε στο 72,20%.

**ι.** Την 21.5.2008, ο Όμιλος αναγνώρισε συμμετοχή στην συγγενή εταιρία ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε., την οποία ενσωμάτωσε στις ενοποιημένες οικονομικές καταστάσεις με την μέθοδο της καθαρής θέσεως.

**ια.** Την 30.6.2008, η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της τραπέζης Astra Bank OJSC καταβάλλοντας ποσό € 126,4 εκατ. πλέον εξόδων. Έτσι το ποσοστό συμμετοχής της ανήλθε σε 93,33%.

**ιβ.** Την 2.7.2008 η Τράπεζα προέβη στην ίδρυση θυγατρικής εταιρίας (ποσοστό συμμετοχής 100%), με την επωνυμία Alpha Covered Bonds Plc και έδρα το Ηνωμένο Βασίλειο, με σκοπό την έκδοση καλυμμένων ομολογιών.

**ιγ.** Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών "Anadolu Alpha Gayrimenkul Ticaret A.S.", ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group. Εκ της πωλήσεως δεν προέκυψε κέρδος.

**ιδ.** Στα μέσα Σεπτεμβρίου με την πρωτοφανή αποσταθεροποίηση στις διεθνείς αγορές χρήματος και κεφαλαίου και τη σημαντική αύξηση του εγγυημένου κεφαλαίου καταθέσεων από € 20.000 σε € 100.000, το προϊόν των Αμοιβαίων Κεφαλαίων Διαχειρίσεως Διαθεσίμων υπέστη σημαντικό ανταγωνιστικό πλήγμα.

Κατόπιν αυτού η Τράπεζα αποφάσισε να αναλάβει τους κινδύνους των Αμοιβαίων Κεφαλαίων Διαχειρίσεως Διαθεσίμων. Συνέπεια της ανωτέρω απόφασης υπήρξε η αναγνώριση στις Οικονομικές Καταστάσεις της Τραπέζης των περιουσιακών στοιχείων και των υποχρεώσεων των αμοιβαίων κεφαλαίων Alpha Διαχειρίσεως Διαθεσίμων Εσωτερικού, Alpha Διαχειρίσεως Διαθεσίμων Εξωτερικού και Alpha Τακτικού Εισοδήματος Ομολογιακό Εξωτερικού.

Οι ανωτέρω υποχρεώσεις που ανέρχονται με 30.9.2008 σε ποσό € 1,5 δισ. περιλαμβάνονται στο λογαριασμό του Ισολογισμού "Υποχρεώσεις προς πελάτες".

**ιε.** Την 29.9.2008 η Alpha Bank London Limited, 100% θυγατρική της Τραπέζης, προέβη στην ίδρυση της ABL Holdings Jersey Limited, με έδρα το Jersey, στην οποία και μεταβίβασε την συμμετοχή της στην επίσης θυγατρική εταιρία Alpha Asset Finance C.I. Limited.

## 21. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Σε υλοποίηση του εγκριθέντος από την Τακτική Γενική Συνέλευση των Μετόχων της 3.4.2008 προγράμματος αγοράς ιδίων μετοχών, η Τράπεζα έχει προβεί στο διάστημα 1.10.2008 έως και 19.11.2008 σε αγορά 3.079.198 μετοχών, με αξία κτήσης € 31.001 (ήτοι € 10,07 ανά μετοχή). Οι εν λόγω μετοχές αντιπροσωπεύουν ποσοστό 0,74% του υφισταμένου μετοχικού κεφαλαίου.

Έτσι ο συνολικός αριθμός των κατεχομένων από την Τράπεζα ιδίων μετοχών, κατά την 19.11.2008, ανέρχεται σε 4.806.394 μετοχές συνολικής αξίας κτήσεως € 62.921 ήτοι ποσοστό επί του υφισταμένου μετοχικού κεφαλαίου 1,17%.

Αθήναι, 25 Νοεμβρίου 2008

| Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ | Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ | Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ | Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ |
|---|---|---|---|
| ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ<br>Α.Δ.Τ. Χ 661480 | ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ<br>Α.Δ.Τ. Ι 166670 | ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ<br>Α.Δ.Τ. Ν 308546 | ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ<br>Α.Δ.Τ. ΑΒ 522299 |



END